As filed with the Securities and Exchange Commission on September 12, 2005

Registration No. 333-127173

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Harry & David Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5990	20-0884389
(State of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2500 South Pacific Highway

Medford, Oregon 97501

(541) 864-2362

(Address including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen V. O’Connell

Chief Financial Officer

Harry & David Holdings, Inc.

2500 South Pacific Highway

Medford, Oregon 97501

(541) 864-2362

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Joseph A. Adams, Esq. Meredith Berkowitz, Esq. Christopher M. Kelly, Esq. Jones Day 222 East 41st Street New York, New York 10017 (212) 326-3939	Robert E. Bluth, Esq. Senior Vice President, General Counsel and Secretary Harry & David Holdings, Inc. 2500 South Pacific Highway Medford, Oregon 97501 (541) 864-2362	Kris F. Heinzelman, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Prospectus

(Subject to completion, dated September 12, 2005)

                    Shares

Harry & David Holdings, Inc.

Common Stock

This is the initial public offering of our common stock. Prior to this offering there has been no public market for the shares of our common stock. We are offering              shares of our common stock and the selling stockholders are offering              shares of our common stock. We will not receive any of the proceeds from the shares of our common stock sold by the selling stockholders. It is currently estimated that the initial public offering price per share will be between $13 and $15. We will apply to list our common stock on the New York Stock Exchange under the symbol “HND”.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 15 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling stockholders	$	$

The underwriters may also purchase up to an additional              shares of our common stock at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus. Of these additional shares,              will be sold by us and              will be sold by the selling stockholders.

The underwriters expect to deliver the shares to purchasers on or about                     , 2005.

UBS Investment Bank

Banc of America Securities LLC	Calyon Securities (USA) Inc.

                    , 2005

[Inside cover graphics to be filed by amendment]

We have not authorized anyone to provide you any information other than the information contained in this prospectus. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or any sale of the common stock.

Until                     , 2005 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

MARKET AND INDUSTRY DATA

Market and industry data, U.S. Census data and forecasts used throughout this prospectus are based on the most recently available independent industry and government publications, reports by market research firms or other published independent sources, including: Packaged Facts; Forrester Research; Shop.org; Unity Marketing; the U.S. Census Bureau; Harris Interactive; and the National Association for the Specialty Food Trade. Some of the data, statistical information and forecasts are also based on our good faith estimates, which are derived from our review of internal surveys, as well as other independent sources and publicly available information. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

TRADEMARKS

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Our service marks and trademarks used in this prospectus include: Harry and David® and Jackson & Perkins®; Royal Riviera® pears; Fruit-of-the-Month Club®; Tower of Treats®; Moose Munch®; Baskets by YouSM; Royal Chocolates®; J&P® roses; Simplicity® roses; Ronald Reagan® roses; and Princess Diana® roses. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the trademark, trade name or service mark owner.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in more detail in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully before investing in our common stock.

Unless otherwise indicated, as used in this prospectus, the terms “we,” “our” and “us” refer to Harry & David Holdings, Inc. (formerly known as Bear Creek Holdings Inc.) and its consolidated subsidiaries. We are a holding company currently owned by U.S. Equity Partners II, a fund sponsored by Wasserstein Partners, LP, and its affiliates, all of whom we refer to, collectively, as “Wasserstein,” funds sponsored by Highfields Capital Management LP, which we refer to as “Highfields,” and management. References to “Harry and David” are to our subsidiaries that grow, manufacture, design, market and package our gift-quality fruit and gourmet food products and gifts. References to “Jackson & Perkins” are to our subsidiaries that develop, grow and market our premium rose plants, horticultural products and gifts, and other premium home and garden décor products. References to “Harry and David®” and “Jackson & Perkins®” are to the respective brands.

Our fiscal year has historically ended on the last Saturday of March of each year. When we refer to a fiscal year, such as fiscal 2005, we are referring to the twelve months ended on the last Saturday of March of that year. Our fiscal quarters have historically ended on a Saturday in each of June, September, December and March and are generally thirteen weeks in length. In this prospectus, we sometimes refer to our third fiscal quarter as the “holiday selling season.” Effective June 2005, we changed our fiscal year end to the last Saturday of June of each year with corresponding changes to each of our fiscal quarters and to the holiday selling season. However, as used in this prospectus, the term “fiscal 2005” refers to the fiscal year ended March 26, 2005, consisting of the period March 28, 2004 to June 16, 2004 of our predecessor, Harry & David Operations Corp., (formerly known as Bear Creek Corporation), and the period June 17, 2004 to March 26, 2005 for us and our consolidated subsidiaries.

Our Company

We are a leading multi-channel specialty retailer and producer of branded premium gift-quality fruit and gourmet food products and other gifts marketed under the Harry and David® brand, and premium rose plants, horticultural products and gifts, and other premium home and garden décor products marketed under the Jackson & Perkins® brand. Our signature Harry and David® products include our flagship Royal Riviera® pears and our Fruit-of-the-Month Club®, and our signature Jackson & Perkins® products include our award-winning premium hybrid roses, as well as our patented and exclusive Simplicity®, Ronald Reagan® and Princess Diana® roses. Our Harry and David® and Jackson & Perkins® brands, established 71 years and 133 years ago, respectively, are among the most recognized and distinctive brand names in U.S. direct marketing, synonymous with high quality products and outstanding customer service. In fiscal 2005, we generated net sales of $561.8 million, an increase of 7.6% over the prior fiscal year.

We market our products through multiple channels, including direct mail, the Internet, business-to-business and consumer telemarketing, as well as our Harry and David retail stores and wholesale distribution through select retailers. We serve the large, fragmented and growing U.S. markets of the flower, card and gourmet food gift industry, the specialty foods industry and the outdoor living industry, which generated retail sales of approximately $46 billion, $25 billion and $66 billion, respectively, in 2004.

We have been able to expand our marketing channels and grow our net sales virtually every year over the past three decades, including through several economic cycles. We have done so by leveraging the strength and unique positioning of our brands, our strong customer loyalty and our proprietary database of over 47 million customers and gift recipients. For example, over 70% of Harry and David direct marketing sales have come from repeat purchasers during the last 10 years.

We grow, manufacture, design or package products that account for the significant majority of our sales annually. In addition, we have created a substantial and scalable state-of-the-art infrastructure through recent significant capital expenditures in our production, fulfillment and distribution capabilities, our information technology systems, and our retail stores network. Our vertically integrated operations provide significant cost advantages, greater quality assurance and manufacturing flexibility, and efficient inventory management. As a result, we believe our integrated operations and extensive infrastructure, together with the strength of our brands, signature products, and our proprietary customer and gift recipient database, create significant barriers to entry for potential new competitors.

The following chart sets forth our net sales contribution for fiscal 2005 for our three operating segments (Harry and David Direct Marketing, Harry and David Stores, and Jackson & Perkins), as well as for the three marketing channels within the Harry and David Direct Marketing segment. The chart also sets forth information for our “Other” category, which primarily includes sales from our Harry and David® wholesale business.

Harry and David®

Harry and David began with the founding of Bear Creek Orchards in 1886 and was launched as a direct marketing brand in 1934. Today, we grow, manufacture, design, package and market our products through multiple channels. Our Harry and David® products include gift-quality fruit, such as our flagship Royal Riviera® pears and Fruit-of-the-Month Club®, exclusive specialty food products and other gifts, such as Moose Munch® caramel and chocolate popcorn snacks and packaged gift baskets, as well as other gourmet confections, specialty foods and home décor accessories.

Harry and David Direct Marketing.  We offer a wide variety of gift-quality fruit and exclusive specialty food products and gifts through our Harry and David catalog, the Internet and our business-to-business and consumer telemarketing channels. For fiscal 2005, Harry and David direct marketing operations generated $347.3 million of net sales, an increase of 10.5% compared to fiscal 2004. In fiscal 2005, enhanced direct marketing efforts yielded an increase in our existing customer retention rates and added a record number of new customers and recipient names to our proprietary customer and recipient database. These efforts have contributed to record annual direct marketing sales in fiscal 2005 and our highest annual sales growth for the holiday selling season since 2001.

Our catalogs have historically been and continue to be our primary marketing tool for both existing and new customers and help to generate the majority of our orders and sales in each of our direct marketing channels. We circulated approximately 93 million Harry and David catalogs in fiscal 2005, an increase of approximately 8% over the prior fiscal year. Harry and David catalogs have consistently been voted best in their class by peer companies and have won Awards for Excellence from Multichannel Merchant, an industry publication, in each of the last 11 years.

The Internet provides a growing and complementary channel to our catalog business that improves customer access and convenience, enables timely communication through email, enhances our market share of last minute gift-giving sales and increases our brand awareness. In fiscal 2005, nearly 40% of all direct marketing orders were placed over the Internet. The Internet channel also enables us to improve inventory management through pricing flexibility and to lower operating and customer acquisition costs. We are also able to cost effectively test and evaluate new product categories, such as our recent initiatives—wine gifts, fresh cut flowers and a broader selection of gourmet foods. Our highly recognizable brand name and reputation for high-quality products and customer service have enabled us to develop marketing partnerships with high-traffic online partners, such as Amazon and MSN. We also have revenue sharing arrangements with partner websites such as Upromise and certain airline frequent flier programs, advertising placement on websites such as Oprah.com, CitySearch and Morningstar and key word search placement on websites such as Google and Yahoo.

Business-to-business has become an increasing part of our direct marketing business. Business-to-business customers tend to generate higher average order sizes and become valuable long-term customers. Our business-to-business direct marketing channel focuses on selling our products to businesses and working with our corporate customers to develop effective corporate gift-giving, incentive and consumer promotional programs. Although most of our business-to-business customers are small and medium-sized businesses, recent relationships that we have developed with large business-to-business customers include SBC, Dex Media (a subsidiary of Qwest Communications) and Johnson & Johnson.

Harry and David Stores.  In 1993, we launched the Harry and David stores division and opened our flagship Country Village store near our headquarters in Medford, Oregon in 1994. As of March 26, 2005, in addition to our Country Village store, we operated 83 outlet stores and 54 specialty stores in select malls, lifestyle centers and other high traffic shopping areas throughout the United States. Harry and David stores extend our brand presence and increase our access to new customers. Our stores also provide a platform for capturing consumer demand for year-round gifts, self-consumption and entertaining needs through an expanded assortment of products beyond our core holiday and seasonal gift selections. In fiscal 2004, we completed the transition to a new management team for our stores. This team launched key initiatives to reinvigorate our product development, merchandising and marketing activities. These initiatives included expanding product offerings, improving inventory management, implementing a new field management incentive program and expanding successful in-store programs such as our “Preferred Customer” loyalty program, as well as our “We Deliver” and “Same-Day Delivery” cross-channel sales programs. These initiatives contributed to positive comparable store sales for the last 20 consecutive months, through July 2005, excluding the effect of a second Easter holiday during fiscal 2005. For fiscal 2005, net sales for Harry and David stores were $130.8 million, an increase of 9.0% compared to fiscal 2004.

Harry and David Wholesale.  We launched the Harry and David wholesale division in 2001 to further expand our consumer reach and brand awareness and to respond to consumer demand for our products. We focus primarily on building relationships with select retailers who are leaders in their respective classes of trade and who provide access to a large number of consumers, many of whom are attractive prospective Harry and David customers. Our key wholesale customers include Federated Department Stores, Dillard’s, Borders and Wegmans, and recent customers such as Costco, Target and Home Shopping Network. These relationships provide us with significant opportunities for growth and enable us to utilize our production capabilities during non-peak seasons.

Harry and David products sold through the wholesale channel include chocolates and confections, such as Moose Munch® caramel and chocolate popcorn snacks and Moose Munch® bars, as well as non-fruit gifts. All of the products that we sell through the wholesale channel, which are designed to optimize brand penetration and product trial, are branded and proprietary and are selected and packaged specifically for each class of trade represented by our retail customers.

Jackson & Perkins®

Jackson & Perkins was founded in 1872 and we acquired the business in 1966. Jackson & Perkins is the nation’s largest grower and marketer of premium rose plants with nearly 250 registered patents. Jackson & Perkins® products are sold through direct marketing and wholesale distribution channels. For fiscal 2005, net sales for Jackson & Perkins were $72.9 million.

Jackson & Perkins Direct Marketing.  In addition to premium roses, Jackson & Perkins’ direct marketing division markets a wide variety of horticultural products and gifts, as well as other premium home and garden décor products, decorative garden gifts, gardening accessories and plant care products. Catalogs are the primary marketing tool for Jackson & Perkins, and, in fiscal 2005, Jackson & Perkins circulated approximately 24 million catalogs. The Internet provides a complementary channel to Jackson & Perkins’ catalog operations.

Jackson & Perkins Wholesale.  The Jackson & Perkins wholesale business serves customers such as garden centers (both independent members and buying cooperatives), home improvement stores and resellers of our premium rose plants and other horticultural products. Jackson & Perkins wholesale also receives royalty revenue generated by licensing patented roses to other growers for resale. Jackson & Perkins wholesale is the exclusive North American master licensee for Suntory, a Japanese breeder of bedding plants. In that capacity, Jackson & Perkins wholesale markets and sublicenses Suntory varieties to bedding plant growers and brokers throughout North America.

Industry Overview

We compete in the large, fragmented and growing U.S. flower, card and gourmet food gift, the specialty foods and the outdoor living industries. We believe that these industries have attractive long-term outlooks and will provide us with the opportunity to grow our core businesses.

The total U.S. flower, card and gourmet food gift segment of the total U.S. gifting industry is approximately $46 billion in size, based on 2004 retail sales. The United States market for specialty foods had annual retail sales of approximately $25 billion in 2004. Sales of specialty foods increased by approximately 8% annually from 2002 to 2004.

The U.S. market for outdoor living products had annual sales of approximately $66 billion in 2004. Sales of outdoor living products increased by approximately 4.3% from 2003 to 2004. Overall, strong growth is expected in this market in the next five years, with annual sales projected to reach approximately $89 billion by 2010.

Our Competitive Strengths

Well-Positioned Premium Brands with Broad Appeal.  The Harry and David® and Jackson & Perkins® premium brands are among the most recognized names in U.S. direct marketing. According to a survey conducted by Harris Interactive, nearly 60% of Americans with income over $75,000, our target market, are aware of the Harry and David® brand. We have strategically positioned each brand across multiple marketing and distribution channels for long-term growth.

Loyal Customer Base with Attractive Demographics.  We have a loyal customer base with approximately 70% of Harry and David® direct marketing net sales having been generated by repeat purchasers during the last 10 years. Our typical individual customers tend to be affluent, well-educated, discerning and brand-responsive women. Because the median household income of this target group is more than twice the 2003 U.S. average, our typical individual customers, and in particular our Harry and David® customers, have historically been less affected by economic cycles. Our business customers are small and medium-sized businesses, as well as large corporations. Both our individual and corporate customers tend to place larger-than-industry average orders and have a high propensity to repurchase.

Proprietary and Diverse Product Offerings.  We focus on offering distinctive and premium foods, gifts and horticulture products, specializing in “best-in-class” and “hard-to-find” products, rather than competing with products that are mass-marketed. For example, our flagship Harry and David® product, the Royal Riviera® pear (the Comice variety), is a highly prized and distinctive fruit of limited supply. In addition, we have nearly 250 patented varieties of Jackson & Perkins® award-winning hybrid roses, which are complemented by a wide variety of perennials, bulbs and gift plants. Each season, we introduce new or refreshed products across all channels in order to attract new and repeat customers. By focusing on offering a diverse yet proprietary mix of products, we create loyal relationships with customers who purchase products not only for gift-giving occasions, but also for everyday consumption.

Vertical Integration.  We grow, manufacture, design or package products that account for a significant majority of our sales. We believe that our vertical integration allows us to maintain a higher degree of control over product quality compared with that of our competitors as we rely less heavily on third-party suppliers, particularly during peak periods. In addition, our vertical integration generally lowers our product sourcing costs, allows us to optimize product mix and enables us to adjust product inventory levels quickly to respond to changes in customer demand.

High Barriers to Entry.  Our vertically integrated operations, strength of our brands, customer loyalty, signature products, expertise in producing and delivering perishable items and expertise in data mining and marketing create high barriers to entry. We have created a substantial and scalable state-of-the-art infrastructure through recent significant capital expenditures in our production, fulfillment and distribution capabilities, our information technology systems, and our retail stores network, which we believe would be very costly for a competitor to replicate. In addition, over the past 30 years we have built and maintained a proprietary database of over 47 million customers and gift recipients. This database is integrated across all of our retail sales channels, which we believe would be difficult for a competitor to replicate in a timely and cost-efficient manner.

Experienced Management Team.  Our executive management team has extensive direct marketing, retail, manufacturing, brand management and finance expertise. On average, our executives have nearly 30 years of specialty retail experience, including experience at our company and at other leading retailers such as Neiman Marcus, Gucci, Eddie Bauer and Dayton Hudson Corporation. In addition, our executives have manufacturing experience at large branded food and consumer product companies, such as Sara Lee, Frito-Lay, Procter & Gamble and Nestlé. Our management team leverages its extensive experience and history of working together to provide business leadership at the strategic and operational level.

Our Growth Strategy

We intend to grow each of our businesses profitably by continuing to execute the following growth strategies:

Promote Our Premium Brands.  We intend to increase our investment in our Harry and David® and Jackson and Perkins® premium brands to promote a consistent brand message and enhance customer experience across all of our channels. We intend to continue to increase new product development, product usage and catalog circulation, enhance packaging, catalog and website design and expand our Internet presence. We also intend to expand our wholesale presence, enhance the format and visual presentation of our retail stores and increase targeted advertising and promotional events. We believe that these investments will lead to greater brand awareness, product usage and customer loyalty.

Leverage Our Catalogs.  Catalogs have historically been, and continue to be, our primary marketing tool. We plan to continue to expand our product mix offered, increase the number of pages in our catalogs and increase the frequency and timeliness of customer mailings. We also plan to increase catalog circulation to prospective gift recipients and consumer and business lists to generate new customers. These tactics are designed to stimulate increased sales across our catalog, Internet and store channels, and to encourage higher annual response and retention rates per customer. We believe that these types of initiatives contributed to record annual direct marketing sales in fiscal 2005 and our highest annual direct marketing sales growth since fiscal 2001 for the holiday selling season.

Increase Internet Sales.  Through our Internet channel, we intend to increase our market share of last minute gift-giving sales and enhance our brand awareness. We intend to expand our Internet joint marketing agreements with strategic online partners to acquire new customers and to continue to leverage email communications to increase sales to existing customers. We also intend to continue to leverage the Internet channel to cost effectively manage inventory and to test and evaluate new product categories.

Grow Business-to-Business Sales.  We intend to promote and grow business-to-business sales by leveraging customized corporate catalogs and websites, increasing our dedicated direct sales force and increasing catalog circulation to business customers and lists. We intend to expand upon our existing relationships with recent large business-to-business customers such as SBC, Dex Media (a subsidiary of Qwest Communications) and Johnson & Johnson, and to aggressively pursue new business from other large corporations as well as from our traditional base of small and medium-sized business customers.

Leverage Proprietary Database.  Our proprietary database of over 47 million customers and gift recipients is integrated across all of our retail sales channels. We intend to continue to mine this database to target specific customers and to customize content pages and product assortments. We also combine this information with in-house research to identify prospective product line extensions. We will continue to leverage our proprietary customer recipient list software, manage catalog size and mailing frequency and use targeted promotions to optimize customer segment profitability. Additionally, we plan to continue to mine relevant information from our database to drive store traffic and increase cross-channel sales.

Increase Store Sales per Square Foot.  We intend to increase the sales and productivity of our Harry and David® stores by expanding our store product offerings, enhancing in-store creative merchandising and optimizing our store portfolio. We are expanding our store product categories while continuing to update our existing product offerings. Recent new or expanding product categories include wine, oil and vinegars, luxury chocolates, as well as tabletop, serveware and holiday décor. We plan to enhance our creative merchandising and advertising through improved in-store signage and product packaging, as well as through expanded in-store promotions, product samplings and tasting events. We are optimizing our store portfolio by completing our initiative to close underperforming stores and by continuing to selectively evaluate new outlet store opportunities. Further, we are upgrading selected specialty stores to test a new interior design intended to improve store layout and product presentation, increase store traffic and improve “browser-to-purchaser” conversion.

Broaden Reach of Harry and David® Wholesale.  We intend to grow our wholesale business by capitalizing on the broad appeal of our products. We intend to continue to focus on developing relationships with retailers who are leaders in their respective classes of trade and who provide access to a large number of consumers, many of whom are attractive prospective Harry and David customers. By doing so, we expect not only to increase wholesale sales but also to attract consumers to our other marketing channels. Additionally, we intend to increase the range of proprietary products sold in this channel by expanding the portfolio of snack items and by adding new items such as condiments and preserves.

Increase Jackson & Perkins Profitability.  We intend to grow the sales and profitability of the Jackson & Perkins direct marketing business by increasing our investment in catalog circulation and Internet marketing, extending the Jackson & Perkins® brand to the garden, outdoor living and home décor product categories, and expanding our successful gift business. We also intend to increase sales and improve the profitability of our Jackson & Perkins wholesale business, primarily through improved marketing strategies relating to our Jackson & Perkins catalogs, enhanced packaging and point-of-sale materials and continued optimization of our rose growing practices.

The 2004 Acquisition and Related Financings

On June 17, 2004, we purchased all of the outstanding shares of common stock of Harry & David Operations Corp. (formerly known as Bear Creek Corporation), from Yamanouchi Consumer Inc., or YCI. The aggregate consideration for the acquisition was approximately $252.9 million, including fees and expenses. The acquisition was financed primarily through an $82.6 million equity contribution from Wasserstein and Highfields, borrowings by our subsidiary Harry & David Operations Corp. of $155.0 million under a senior secured term loan and borrowings by us of $13.9 million under an unsecured term loan. Upon the closing of the acquisition, Harry & David Operations Corp. also entered into a new $150.0 million revolving credit facility. Harry & David Operations Corp. uses this facility to provide seasonal working capital to support inventory buildup for the holiday selling season and for other general corporate purposes. In February 2005, this facility was amended and restated to reduce the borrowing availability to $125.0 million and to amend certain of its covenants. In February 2005, Harry & David Operations Corp. also issued $245.0 million aggregate principal amount of notes, the proceeds of which were used to repay the term loans and to return $82.6 million of capital to our stockholders.

The Equity Sponsors

Wasserstein.  Wasserstein is an independent private equity and investment firm with a primary focus on leveraged buyout investments, venture capital investments and related investment activities. Funds sponsored by Wasserstein have a strong track record in leveraged, controlled investments, with an emphasis on both branded consumer products and media sector investments. The firm has successfully managed investments in several premier brands in the consumer products sector, including, among others, Maybelline cosmetics, Sportcraft games and fitness equipment, Odwalla beverages and All-Clad cookware. Wasserstein has approximately $2.0 billion of private equity and other assets under management.

Highfields.  Highfields is a Boston-based investment management firm that manages private investment funds primarily owned by institutional and private charitable foundations, school endowments and other institutional and private investors. The firm primarily makes long-term equity investments in securities of both public and private companies in the U.S., Canada and in foreign markets. It also invests in long-term mezzanine or other debt financing to fund business acquisitions or growth and has participated in leveraged buy-outs, venture investments and recapitalizations. Highfields was founded in 1998 and currently manages more than $6.5 billion in investment funds.

Additional Information

Our principal executive offices are located at 2500 South Pacific Highway, Medford, Oregon 97501, and our telephone number is (541) 864-2362. We also maintain a website at www.bco.com. However, the information on our website is not a part of this prospectus and you should not rely on that information when making a decision to purchase shares of our common stock.

The Offering

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares.

Total common stock offered in this offering	shares.

Common stock outstanding after this offering	shares.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million. We intend to use the net proceeds to repay debt and for general corporate purposes. See “Use of Proceeds.” We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Proposed New York Stock Exchange symbol	“HND”.

The number of shares of our common stock outstanding after this offering is based on              shares outstanding as of March 26, 2005, on a pro forma basis after giving effect to a             -for-one stock split that we intend to effect prior to completing this offering. The number of shares of our common stock to be outstanding immediately after this offering excludes              shares of our common stock issuable upon exercise of options outstanding as of March 26, 2005, with a weighted average exercise price of              per share, none of which were exercisable as of that date.

Unless we specifically state otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares and assumes that the             -for-one stock split has been completed. See “Underwriting.”

You should carefully consider the information contained in the “Risk Factors” section of this prospectus before you decide to purchase shares of our common stock.

Summary Historical Consolidated Financial Data

We were formed for the purpose of completing the acquisition of Harry & David Operations Corp. (formerly known as Bear Creek Corporation). Prior to the acquisition, we had substantially no operations. The summary historical consolidated financial data as of March 27, 2004 and for each of the fiscal years ended March 29, 2003, March 27, 2004 and the period March 28, 2004 to June 16, 2004 has been derived from, and should be read together with, the audited consolidated financial statements of our predecessor, Harry & David Operations Corp., appearing elsewhere in this prospectus. The summary historical consolidated financial data as of March 26, 2005 and for the period June 17, 2004 to March 26, 2005 has been derived from, and should be read together with, the audited consolidated financial statements of Harry & David Holdings, Inc. appearing elsewhere in this prospectus.

The audited consolidated financial statements for fiscal 2004 and fiscal 2003 have been restated to comply with recent Securities and Exchange Commission, or SEC, guidance on lease accounting. On February 7, 2005, the Office of the Chief Accountant of the SEC issued a letter to the American Institute of Certified Public Accountants, or AICPA, expressing its views regarding certain operating lease-related accounting issues and their application under U.S. generally accepted accounting principles, or GAAP.

The following discussion is only a summary and should be read in conjunction with “Selected Historical Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

	Predecessor			Successor
	Fiscal year ended		Period March 28, 2004 to June 16, 2004	Period June 17, 2004 to March 26, 2005
	March 29, 2003 (Restated)	March 27, 2004 (Restated)
	(dollars in thousands, except share and per share data)
Consolidated Income Statement Data:
Net sales	$515,131	$522,162	$61,845	$499,971
Costs and expenses(1):
Cost of goods sold	289,049	295,706	46,152	273,347
Selling, general and administrative	205,338	211,951	41,488	174,494

Operating income	20,744	14,505	(25,795)	52,130

Other (Income) Expense:
Interest income	(29)	(34)	(8)	(601)
Interest expense	654	411	21	29,712
Loss on investments	1,017	–	–	–
Gain on vendor settlement	–	(3,735)	–	–
Other (income) expense	216	(1,072)	–	(268)

Income (loss) before provision for income taxes	18,886	18,935	(25,808)	23,287
Provision (benefit) for income taxes	8,635	8,098	(10,476)	11,845

Net income (loss)	$10,251	$10,837	$(15,332)	$11,442

Net income (loss) per share of common stock, basic and diluted:	$10,251	$10,837	$(15,332)	$11.44

Weighted average number of shares used in computing basic and diluted net income (loss) per share	1,000	1,000	1,000	1,000,000

Consolidated Balance Sheet Data (at end of period):
Cash and short term investments	$4,515	$3,702	$3,768	$67,885
Working capital(2)	4,160	2,284	13,861	(13,130)
Total assets	324,108	306,988	328,299	412,038
Total liabilities	143,204	115,248	118,635	399,484

Consolidated Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$20,742	$29,892	$(12,837)	$68,804
Investing activities	(21,450)	(15,838)	(2,021)	(248,231)
Financing activities	258	(14,867)	13,996	236,972

Other Data:
EBITDA(3)	$36,434	$36,728	$(19,741)	$64,602
Adjusted EBITDA(3)	48,435	48,577	(17,508)	71,153
Pro forma interest expense(4)			5,226	19,611
Capital expenditures	21,490	15,851	2,037	10,651
Depreciation and amortization	16,923	17,416	6,054	12,204

(1)	We paid YCI, our former parent company, a fixed percentage of its total costs for each fiscal year as a cash corporate charge. This charge was intended to compensate YCI for various centralized services that YCI provided to us, such as benefit plan design and administration, income tax planning and compliance, accounting, treasury operations and auditing, and included an allocation of the depreciation and amortization expense associated with the information technology assets we transferred to YCI at the beginning of fiscal 2003, as described in more detail in footnote (3)(b) below. As part of our acquisition of the common stock of Harry & David Operations Corp., YCI transferred the services and assets and the associated personnel described below back to us as described below in footnote (3)(b). However, due to a disproportionate deconsolidation of YCI resulting from the transfer to Harry & David Operations Corp. of certain personnel who previously performed services for both companies, the transferred amounts exceeded historical cost allocations. As a result, the transfer back to us of the personnel and assets (but excluding the non-cash depreciation and amortization expense associated with the information technology assets, which is discussed separately in footnote (3)(b) below) resulted in an increase of $6.7 million in annual expenses beginning in fiscal 2005 over the amount we paid YCI in fiscal 2004 as a cash corporate charge. These incremental stand-alone costs have been offset in their entirety by annual cost savings resulting primarily from a reduction in force that management implemented beginning in August 2004.

The savings from the reduction in force, as well as other de minimus selling, general and administrative savings and reduced ordinary course banking fees, resulted in total cost savings of $8.5 million in fiscal 2005. The one-time cost associated with achieving these cost savings is estimated to be approximately $7.3 million, primarily representing severance incurred in fiscal 2005 and to be incurred in fiscal 2006. We recorded a liability reserve in our balance sheet in that amount as of the date the acquisition of Harry & David Operations Corp. was consummated (June 17, 2004) as discussed in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)	Working capital represents current assets (excluding cash, cash equivalents, short term investments and YCI receivables under our former informal borrowing arrangement with YCI), less current liabilities (excluding current portion of indebtedness and YCI payables).

(3)	EBITDA is defined as earnings before net interest expense, income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for certain items described in more detail below, which management believes are not representative of our operating performance. Additionally, for purposes of calculating covenant ratios and compliance under our revolving credit facility and the indenture governing our notes, all of these expenses are excluded, in the case of the indenture, and most of these expenses are excluded, in the case of the revolving credit facility. In addition, we believe that EBITDA and Adjusted EBITDA are useful financial measures for assessing operating performance and liquidity, as they provide investors with a more meaningful comparative understanding of what we expect our results of operations to be going forward on a stand-alone basis, as well as an additional basis to evaluate our performance and our ability to incur and service debt and to fund capital expenditures. Our method of calculating EBITDA and Adjusted EBITDA for this prospectus and our covenant ratios and compliance with our revolving credit facility and indenture may differ from the methods used by other companies.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP, including net income and cash flow from operations. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

Because of these limitations EBITDA and Adjusted EBITDA should not be considered measures of discretionary cash available to us to invest in the growth of our business.

The following table reconciles net cash provided by operating activities, which we believe to be the closest GAAP liquidity measure, and net income, which we believe to be the closest GAAP performance measure, to EBITDA and Adjusted EBITDA:

	Predecessor			Successor
	Fiscal year ended		Period March 28, 2004 to June 16, 2004	Period June 17, 2004 to March 26, 2005
	March 29, 2003 (Restated)	March 27, 2004 (Restated)
	(dollars in thousands)
Net cash provided by operating activities	$20,742	$29,892	$(12,837)	$68,804
Changes in operating assets and liabilities	(2,196)	(7)	(10,879)	40,305
Loss on impairment or retirement of PP&E	1,100	2,831	–	170
Deferred income taxes	(6,353)	(1,185)	7,320	(5,703)
Loss on investments	1,017	–	–	–
Deferred financing costs(a)	–	–	–	10,386
Depreciation and amortization	16,923	17,416	6,054	12,204

Net income	10,251	10,837	(15,332)	11,442
Interest expense net	625	377	13	29,111
Provision for income tax	8,635	8,098	(10,476)	11,845
Depreciation and amortization	16,923	17,416	6,054	12,204

EBITDA	36,434	36,728	(19,741)	64,602

YCI depreciation(b)	9,481	9,604	–	–
Compensation adjustment(c)	(483)	(1,414)	–	–
Reduction in force(d)	–	–	1,228	1,447
Other expense (income)(e)	1,233	(4,807)	–	(268)
Asset impairments(f)	316	3,305	–	–
Inventory reserves(g)	–	1,140	–	926
Severance(h)	361	864	–	–
FAS 88 pension expense(i)	–	1,279	–	–
One-time consulting fee(j)	–	–	–	1,595
Losses at closed stores(k)	1,093	1,878	1,005	515
Purchase accounting adjustments(l)	–	–	–	1,492
Management fee(m)	–	–	–	844

Adjusted EBITDA	$48,435	$48,577	$(17,508)	$71,153

(a)	Includes amortization and write-off of deferred financing costs.

(b)	Ownership of our information technology assets was transferred to YCI at the beginning of fiscal 2003. In fiscal 2003 and fiscal 2004, depreciation on these assets was charged to us as part of the cash corporate charge described in footnote (1) above. These assets were transferred back to us at the beginning of fiscal 2005. This adjustment adds back the portion of the corporate charge representing the depreciation expense we would have incurred had we retained ownership of these assets in each of fiscal 2003 and 2004.

(c)	Reflects incremental compensation expenses we estimate we would have incurred if our current incentive compensation programs had been in effect. The amounts shown reflect only the estimated incremental incentive compensation expense over the amounts already included in our historical financial statements. If we would have applied the criteria under our current incentive compensation programs to prior periods, we estimate our total incentive compensation levels would have been $1.4 million in 2003, $2.5 million in fiscal 2004 and $3.1 million in fiscal 2005.

(d)	Because of the reduction in force that was implemented beginning in August 2004 instead of at the beginning of our fiscal year in April 2004, we incurred additional payroll costs in fiscal 2005 totaling approximately $2.7 million for the terminated personnel.

(e)	Reflects certain non-recurring items, including a $1.0 million charge in fiscal year 2003 related to impairments of equity investments in two Internet based companies, $3.7 million of income in fiscal year 2004 relating to settlement of litigation, $1.0 million of income in fiscal year 2004 for life insurance proceeds received from a demutualization of a policy and $0.3 million of income in fiscal 2005 related to collection of a note receivable written off during fiscal 2002.

(f)	Reflects asset impairment charges. In fiscal 2003, we incurred a fixed asset impairment charge of $0.3 million for one store location. In fiscal 2004, we incurred a $1.9 million fixed asset impairment charge related to seven stores, an impairment charge of $1.2 million for terminated capital expenditure projects and an impairment charge of $0.2 million relating to certain orchards. The asset impairment charges in each period were unusual non-cash items that management believes are not representative of our operations. For fiscal 2005, we also incurred a fixed impairment charge related to a lower rose crop harvest yield associated with a new growing technique introduced in fiscal 2003.

(g)	Reflects additional inventory reserve expenses. In fiscal 2004, we performed a more detailed calculation of our required inventory obsolescence reserve due to the availability of improved inventory turnover reporting at a SKU level. This resulted in $1.1 million additional expense to reserve against carryover inventory.

(h)	Reflects severance payments made arising from a reorganization affected through a merging of certain of our operational units with those of another subsidiary of YCI.

(i)	Reflects additional FAS 88 costs due to a reduction in force, primarily at YCI and its affiliates, which triggered higher pension expenses. The amount represents our proportionate share of those higher pension expenses, primarily as allocated to us by YCI. The FAS 88 pension adjustment in fiscal 2004 was a one-time event related to the reduction in force and did not impact any other period shown.

(j)	Reflects primarily one-time consulting costs associated with evaluating the Harry and David® brand strategy and information technology strategy projects and, to a lesser extent, employee executive recruiting charges.

(k)	Reflects losses incurred at closed stores. In connection with the acquisition, we have closed or are in the process of closing 22 underperforming stores during fiscal 2005 and fiscal 2006. We have established a $3.2 million restructuring accrual for 19 of these stores.

(l)	Reflects a one-time non-cash charge incurred primarily due to a step-up in store leaseholds and inventory value associated with purchase accounting in connection with the acquisition of Harry & David Operations Corp. on June 17, 2004.

(m)	Reflects fees paid to Wasserstein and Highfields since the June 17, 2004 acquisition date under the financial management, consulting and advisory services agreement entered into in connection with the acquisition. This agreement will terminate upon completion of this offering. See “Related Party Transactions.”

(4)	Pro forma interest expense has been calculated for fiscal 2005 on a pro forma basis after giving effect to our acquisition of Harry & David Operations Corp., and the issuance of our notes in February 2005 and the application of the proceeds of that offering, assuming that each such transaction occurred on March 28, 2004.

RISK FACTORS

Our business, operations and financial condition are subject to various risks. Some of these risks are described below and you should take these risks into account in making a decision to invest in our common stock. This section does not describe all risks associated with us, our industry or our business, and it is intended only as a summary of the material risk factors. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned and our financial condition and operating results could be seriously harmed. In that case, the market price of our common stock could decline, and you could lose all or part of your investment in our common stock.

Risks Relating to Our Business

The majority of our sales and net earnings are realized during the holiday selling season from October through December, therefore, if sales during this period are below our expectations, there will be a disproportionate effect on our revenues and expenses.

We experience significantly increased sales activity during the holiday selling season, particularly between the Thanksgiving and Christmas holidays. For example, in fiscal 2005 the Harry and David direct marketing and Harry and David stores segments collectively generated approximately two-thirds of their annual net sales during the holiday selling season. In anticipation of the holiday selling season, we commit to and incur significant advance and incremental expenses. For example, we typically hire a substantial number of seasonal employees to supplement our existing workforce and significantly increase our inventory levels. If sales during this period are below our expectations, there will be a disproportionate effect on our revenues and expenses. Disruption in our operations in preparation for or during the holiday season could result in decreased sales. Such disruptions can result from interruptions or delays in telecommunication systems or the Internet that interfere with our order-taking process, supply chain disruptions caused by an interruption in our information technology systems or at our distribution centers, which could impede the timely and effective delivery of our products and result in cancelled orders, a delay in the circulation of our holiday catalogs, or other problems with our information technology or order-fulfillment operations as discussed below.

If we fail to successfully manage our order fulfillment and distribution operations, merchandise may not be delivered in a timely and effective manner and the reputation of our brands may be damaged, resulting in decreased sales or unanticipated expenses.

In order to deliver high-quality products on a timely, reliable and accurate basis, we must successfully manage our order-taking, fulfillment and distribution operations. Our call centers and websites must be able to handle increased traffic, particularly during peak holiday periods. As is common in our industry, our order-taking operations rely, in part, on third parties who provide telecommunications, data, electrical and other systems. If these third parties experience system failures, interruptions or long response times, degradation of our service may result. If orders are incorrect, incomplete, defective, or not delivered on time, customer retention rates could decline and, in turn, cause our revenues and profitability to decline.

We conduct the majority of our distribution operations through three year-round distribution centers. A serious disruption or slow-down at any of these facilities or to the flow of goods in or out of these centers due to inclement weather, fire, earthquake, telephone service or power outages, inadequate system capacity, labor disputes, union organizing activity, human error, acts of terrorism or any other cause could materially impair our ability to distribute our products to customers in a timely manner or at the anticipated cost. We could incur significantly higher costs and longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace any of our distribution centers or systems, which could reduce our revenues and profits and may harm our relationships with our customers. A significant portion of our products are perishable goods, and any disruption in operations, particularly any failure of our cold storage facilities, could damage a significant portion of our inventory and require us to write off that damaged inventory, thereby increasing our expenses.

Extreme weather conditions, crop diseases and pests could reduce both our crop size and quality, and we may be unable to produce or acquire sufficient inventory, resulting in lost sales, increased costs or lost customers.

Our business activities are subject to a variety of agricultural risks. Extreme weather conditions, such as droughts, frosts, hail or other storms, can cause unfavorable growing conditions that may adversely affect the quality and quantity of the pears, peaches and roses grown in our orchards and nurseries. Moreover, all of our irrigation rights are subject to and limited by adequate availability of irrigation water within a particular water shed system. Seasonal circumstances such as lower annual rainfall or snow accumulation may negatively affect the availability of water and consequently, in such a year, we may not receive our full allotment of water. The loss or reduction of the supply of water to any of our orchards or farms as a result of a drought at a particular water shed, could result in our inability to produce sufficient inventory. Furthermore, weather conditions may also affect the availability and ripening of the fruit we use in various programs and promotions, which in turn may shift sales between quarters on a comparable year-to-year basis. Pests and crop diseases can also reduce our crop size and quality. If any of these factors affect a substantial portion of our production facilities in any year, we may be unable to produce sufficient crop inventory, resulting in lost sales, shifts in fruit sales between fiscal quarters, increased costs and/or lost customers.

Our operations and the food and horticultural products that we grow, manufacture and market, including products we source from third parties, are subject to regulation and inspection by the U.S. Department of Agriculture and the U.S. Food and Drug Administration, among other regulatory agencies, and we may incur increased costs to comply with applicable regulations.

We are subject to regulations enforced by, among others, the U.S. Food and Drug Administration and state, local and foreign equivalents, and to inspection by the U.S. Department of Agriculture and other federal, state, local and foreign environmental, health and safety authorities. These agencies enforce statutory standards and regulate matters such as the nature and amounts of pesticides that may be used in growing fruit, the sanitary condition of storage, processing and packing facilities and equipment, documentation of shipments, traceability of food products, the use of various additives, labeling, sales promotion, marketing practices and, in some cases, the fruit that may be shipped to or from a state. Although we believe that our operations and our products, including products we source from third parties, are substantially in compliance with all currently applicable regulations and licensing requirements, we may be required to incur costly changes to operations in the future if regulations change or if new rules are adopted or if it is ultimately determined that we are not in compliance with existing regulations. Applicable federal, state or local regulations may cause us to incur substantial compliance costs or delay the availability of items at one or more of our orchards, nurseries, food production facilities, or storage and distribution centers, which could result in decreased sales. In addition, if violations occur, regulators can impose fines, penalties or other sanctions, and we could be subject to private lawsuits alleging injury and/or property damage. Our products could also become subject to quarantine by regulatory authorities, which would result in significant lost sales.

If we are unable to accurately target the appropriate segment of the consumer market with our catalog mailings and achieve adequate response rates through our catalog mailings, we could experience lower sales, significant markdowns or write-offs of inventory and lower margins.

We have historically relied on revenues generated from customers initially contacted through our catalog mailings. The success of our direct marketing business largely depends on our ability to achieve adequate response rates to our catalog mailings, which have historically fluctuated. Although we track the purchasing history of our customers to extrapolate a customer’s propensity to respond to future catalog circulations, any of the following could cause customers to forgo or defer purchases:

•	the failure by us to offer a mix of products that is attractive to our catalog customers;

•	the size and breadth of our product offering and the timeliness and condition of delivery of our catalog mailings;

•	the inability to design appealing catalogs; and

•	the customer’s particular economic circumstances or general economic conditions.

Store performance may fluctuate and our store sales may decrease in the future.

Our store sales have fluctuated significantly in the past on an annual, quarterly and monthly basis, and we expect that comparable store sales will continue to fluctuate in the future. Various factors affect store sales, including:

•	the general retail sales environment, including local competition and economic conditions;

•	changes in our merchandise mix;

•	our ability to efficiently source and distribute products;

•	the timing of release of new merchandise and promotional events;

•	the success of marketing programs;

•	our ability to attract and retain a qualified sales staff, particularly during the holiday season; and

•	the number of stores we open, expand or close in any period.

In addition, weather conditions can affect comparable store sales. Inclement weather may reduce customer traffic.

Some of our agricultural lands receive irrigation water through facilities improved by or owned and operated by the United States government acting through the Department of the Interior’s Bureau of Reclamation, which subjects us and certain holders of our common stock to annual disclosure and filing requirements. Failure to comply with such requirements would subject us to the risk of denial of water, which could adversely affect our pear, peach and plant production and increase our costs, resulting in lower revenues.

Produce and plant production depend, in part, on the adequate availability of irrigation water. Some of the agricultural lands that we own receive water supplied by facilities improved by or owned and operated by the United States government acting through the Department of the Interior’s Bureau of Reclamation, or the BOR. Generally, the Reclamation Reform Act, or RRA, governs a landholder’s entitlement to receive water from federal reclamation projects. In order to receive federal reclamation water, an individual or entity whose attributed ownership of reportable land equals or exceeds a certain number of acres is required to (i) make annual filings with the BOR and to disclose specified information regarding ownership by it or its affiliates of any other land that is entitled to receive federal irrigation water and (ii) make filings with the BOR at any time there is a change in ownership that triggers or removes a reporting requirement. The rules and regulations governing the required filings and disclosure are complex and, following completion of this offering, there may be public stockholders, by virtue of their ownership of our common stock, who could be attributed acreage in excess of the applicable threshold of 40 acres as set forth in the RRA rules and regulations. Under the existing rules and regulations, we are entitled to receive federal irrigation water on 640 acres. Approximately 4,000 acres of our land are considered by the BOR to be reportable in our RRA filings due, in part, to irrigation rights that were in existence prior to the BOR financed improvements. That means that under the current rules and regulations, given our current reportable ownership of land, stockholders who become the beneficial owner of approximately 1% or more of our stock would be attributed ownership of acreage in excess of the 40 acre threshold, which would require such stockholder to make annual and change of control filings with the BOR. However, we have entered into a settlement agreement with the BOR, as described below, which provides a waiver from the RRA filing requirements until March 2007 for all of our current common stockholders and all of our future non- controlling common stockholders. The percentage of attributable stock ownership for purposes of required reporting under the RRA rules and regulations will vary based upon our total reportable acreage. The BOR can impose penalties if these filings are not made as required. These penalties can include denial of water needed to grow our pears, peaches and plants in certain areas and monetary fines assessed against any stockholder who fails to file.

We are currently in the process of pursuing legislative relief to address these issues. Specifically, we are seeking a legislative enactment that would allow any person or entity, including us, to accelerate repayment of our obligations associated with our right to receive federal reclamation water in two southern Oregon irrigation districts from which we receive federal reclamation water such that the water associated with land in these districts would no longer be subject to the RRA. We currently have the right to accelerate repayment in a third southern Oregon irrigation district from which we receive federal reclamation water. In addition, although we have the right to receive federal reclamation water on our California rose growing land, all of our California rose-growing properties have access to sufficient water that may be used for irrigation purposes through wells that we own. Accordingly, if we do not receive federal reclamation water on any of our land, we will not have any reporting requirements under the current BOR forms. While we pursue this legislation, we have entered into a settlement agreement with BOR which provides a waiver of the RRA filing requirements until March 2007 for all of our current common stockholders, and all of future non-controlling common stockholders, who would otherwise be required to file reports. We are using our best efforts to facilitate the legislative process in anticipation that we will be able to complete the repayments prior to the expiration of the waiver. However, legislative relief is subject to a number of risks and can be affected by, among other things, a change in administration or other political factors. As such, we have no assurance that such relief will ultimately be granted or, if we are able to obtain the relief described above, as to the timing of such relief. If granted, we expect the repayments described above to cost us approximately $250,000 in the aggregate.

If we are unable to obtain the legislative relief described above, or if the settlement agreement with the RRA cannot be extended, stockholders whose attributable land ownership exceeds the applicable threshold would be subject to both the annual and change of control filing requirements. If we or any of our stockholders who become subject to the rules and regulations as a result of ownership of our common stock do not comply with all applicable requirements under the RRA to the extent subject to them, we may lose access to all federal reclamation water. The loss of access to federal reclamation water, with no available alternate water sources, would result in the loss of a majority of our pear and peach production, including our Royal Riviera® pears, and would require us to substitute other fruit. Further, our product costs would likely increase. If we were required to take these types of actions, our profitability could be materially adversely affected and the quality of our pear and peach fruit diminished, which could further negatively affect our sales and profitably.

Our quarterly and annual operating results fluctuate significantly due to seasonality and the timing of various holidays.

Our quarterly and annual results have fluctuated in the past and will fluctuate in the future, depending upon a variety of factors, including, but not limited to, shifts in the timing of holidays, including Easter, Thanksgiving and Christmas, the timing of ripening of seasonal fruits, which, if delayed, can cause delayed product shipments and therefore cause revenue recognition to be inconsistent from quarter to quarter, and the strategic importance of fourth calendar quarter results. Because of the timing of our fiscal quarter ends, the same holiday that occurs once per calendar quarter may not occur at all in the corresponding fiscal quarter of the prior or following year. Fourth calendar quarter sales may also significantly fluctuate annually depending upon the number of shopping weekends between Thanksgiving and Christmas, which is our peak season. As a result, our year to year comparisons may be inconsistent.

In addition, most of our operating expenses, such as rent expenses, advertising and promotional expenses and employee wages and salaries, do not vary directly with sales and are difficult to adjust in the short term. As a result, if sales for a particular quarter are below our expectations, we might not be able to proportionately reduce operating expenses for that quarter, and therefore a sales shortfall could have a disproportionate effect on our operating results for that quarter. As a result of these factors, our operating results for any one period may not be indicative of our operating results for the full fiscal year.

The segments of the food and horticulture industries in which we compete are labor intensive, and if we cannot attract and retain qualified employees or if we experience strikes, work stoppages or slowdowns, we could be adversely affected.

Our operations are labor intensive. Labor shortages, the inability to hire or retain qualified employees or increased labor costs could all affect our ability to control expenses and efficiently and profitably conduct our operations. In addition, our agricultural employees in Wasco, California are unionized. Our subsidiary, Jackson & Perkins Operations, Inc., has maintained a collective bargaining agreement with the United Farm Workers of America since 1995, signing its most recent agreement in 2004. No unions exist at our other facilities. If our relations with the unionized portion of our workforce deteriorate, the covered employees could initiate a strike, work stoppage or slowdown. In addition, similar labor difficulties could arise with our non-unionized workforce. Any disruption of our operations due to labor difficulties could result in our inability to timely meet customer demand or affect the quality or breadth of the products we offer. The reputation of our company and brands could suffer and we may lose customers. In addition, increased labor costs, to the extent they cannot be passed on to our customers, could negatively impact our profitability.

We depend on the U.S. Postal Service and private third-party carriers to deliver our catalogs, as well as for delivery of purchased products, and any increase in postal or shipping rates or disruption in delivery services will result in increased customer acquisition or shipping costs, which we may be unable to recover.

Our business depends on the timely delivery of our catalogs and purchased products to our customers. We rely on the U.S. Postal Service and private carrier services. The inability of these carriers to timely deliver our catalogs or products could harm our reputation and result in lower order rates, resulting in lower sales revenues and lost customers. For example, during the third quarter of fiscal 2001, we experienced delays and non-delivery of several catalog mailings due to the post office closures and mail interruptions that occurred after the September 11, 2001 terrorist attacks, which had a material negative impact on sales during that period. In addition, we rely upon third-party carriers for shipments to and from our stores. If these third-party carriers fail to deliver our products in a timely manner, we may have increased product returns or a loss of recurring sales as a result.

Although we take advantage of discounts such as those for bulk mailings and sorting by zip code and carrier routes, increases in postal rates or changes in the availability of such discounts could have a negative impact on our operating results to the extent that we are unable to pass such increased costs on directly to customers or offset such increased costs by raising selling prices. In addition, postal rate increases may result in competitive increases by other delivery services, which we may use from time to time. If the employees at one of our third-party carriers were to strike or if a carrier were to experience a system failure or other work stoppage, we would have to rely on one or more other carriers to transport a higher volume of our products. If these other carriers cannot support the volumes we may ask them to transport, or if there are additional charges, we may face delays or increased costs of transportation that would negatively affect our results of operations. In addition, we expect increased shipping expenses as the result of increases in fuel costs and the inability of the third-party carriers to absorb such increases. If our carriers raise the prices they charge to ship our goods, our customers might choose to buy comparable products locally to avoid shipping charges, which could negatively impact our sales.

We rely on the products and services of third parties and, if we fail to establish, maintain and develop strategic relationships with high quality, well-known, reputable and reliable vendors and suppliers, our sales may decline or our costs may increase.

We rely on third-party vendors and suppliers for some of our products and services. Outsourced products include some of our Harry and David® fresh produce, meats, snacks/condiments, gift plants and tabletop and home décor accessories, and Jackson & Perkins® garden and home accessories and other outdoor living products. Although we maintain our own personnel to supervise these third-party vendors and suppliers in the selection, grading and shipping of some of the fresh products, we do not directly control these vendors or the quality of their goods. If these vendors and suppliers do not fulfill orders to our customers’ satisfaction, including our customers’ expectation of quality, our customers may not purchase from us in the future. In addition, if we are unable to produce sufficient inventory for any reason, we may also be dependent on third parties for products we usually produce ourselves.

In addition to outsourcing orders for our products, we also depend on third parties for our cold-storage, telecommunications, maintenance of certain of our technology systems and shipment of our products. Although we have established purchase order agreements with these suppliers, these agreements vary in their term. Our inability to acquire suitable products and services, or the loss of one or more key vendors, could have a negative effect on our business and financial results. We may not be able to develop relationships with other vendors or alternatively source the necessary products and the alternative products may be of a lesser quality or more expensive than those we currently purchase. If customers are dissatisfied, they may not place future orders with us and our revenues could decline.

Our failure to successfully anticipate the rate of returns for our products may cause us to exceed our reserves.

We offer our direct marketing and retail store customers a 100% satisfaction guarantee on our products. We record a reserve for returns in our financial statements based on historical return rates, together with current product sales performance in each reporting period. Higher than expected returns may cause actual product returns to exceed our allowances. The introduction of new products, changes in product mix, product substitutions, changes in consumer confidence, or other competitive and general economic conditions may cause actual returns to exceed return reserves and result in higher costs. Furthermore, abnormalities in the quality of our products due to a defect that is unknown until after products have been sold, or in our customers’ perception of the quality of our products, whether or not valid, may cause actual returns to exceed reserves and result in higher costs. Any increase in product returns in excess of anticipated product return levels will result in our reserves being understated and could lead to the recording of additional reserves, either of which could materially affect our business and results of operations.

Upgrades or modifications to our information technology systems and disruptions to our operations may result in decreased sales or cause us to incur unanticipated expenses.

From time to time, we may substantially upgrade or otherwise modify the information technology systems that support our product pipeline, including systems relating to product design, sourcing, merchandise planning, forecasting and purchase order, inventory, distribution, transportation and price management. Modifications may involve updating or replacing legacy systems with successor systems on a periodic basis. There are inherent risks associated with replacing our core systems, including possible supply chain disruptions that would affect our ability to take orders and ship products to our stores and customers on a timely basis. We may be unable to successfully launch new systems or the launch may occur with disruptions. Any disruptions could result in decreased sales or cause us to incur unanticipated expenses.

We consider our customer database to be proprietary information and any change in privacy laws or security breaches may negatively impact our sales or threaten our competitive advantage.

We maintain proprietary information about our customers and their purchasing history. In connection with our efforts to seek new customers, we rely on our ability to rent customer lists from third parties and on our ability, subject to our privacy policy, to exchange our lists with third parties. Subject to confidentiality agreements, we also rent our customer list to third parties.

The Federal Trade Commission, has proposed regulations regarding the collection and use of personal identifying information obtained from individuals when accessing the Internet, with particular emphasis on access by minors. In addition, other governmental authorities have proposed regulations to govern the collection and use of personal information that may be obtained from customers or visitors when accessing the Internet. These regulations may include requirements that procedures be established to disclose and notify users of our websites of our privacy and security policies, obtain consent from users for collection and use of information and provide users with the ability to access, correct or delete personal information stored by us. In addition, the FTC has made inquiries and investigations of companies’ practices with respect to their information collection and dissemination practices to confirm that these are consistent with stated privacy policies and to determine whether companies take precautions to secure their consumer’s personal information. In some situations, the FTC has brought actions against companies to enforce the privacy policies of these companies, including policies relating to security of consumers’ personal information. Additionally, United States and foreign laws regulate our ability to use customer information and to develop, buy and sell mailing lists.

Becoming subject to the FTC’s regulatory and enforcement efforts or to those of another governmental authority could have an adverse effect on our ability both to collect demographic and personal information from our customers and to rent or exchange such information with third-parties, which, in turn, could have an adverse effect on our marketing efforts, business, financial condition, results of operations and cash flow. In addition, the adverse publicity regarding the existence or results of an investigation could have an adverse impact on customers’ willingness to use our websites and catalogs and thus could adversely impact our future revenues.

In addition, if there is a compromise or breach of the technology or other methods we use to protect customer transaction data, we could be held liable for claims based on unauthorized purchases or fraud claims, among others. These claims could damage our reputation, negatively affect sales and expose us to a risk of loss or litigation.

Our management and auditors have identified certain deficiencies including one material weakness in the design and operation of our internal controls as of March 26, 2005 which, if not properly remediated, could result in material misstatements in our financial statements in future periods and could lead to a material weakness or significant deficiency at the time we complete our initial assessment of internal controls under Section 404 of the Sarbanes-Oxley Act of 2002, or in future assessments under Section 404.

We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make an assessment of the effectiveness of our internal controls over financial reporting. Further, Ernst & Young LLP has not been engaged nor have they expressed an opinion on the effectiveness of the Company’s internal control over financial reporting. However, in connection with our fiscal 2005 financial statement audit, Ernst & Young LLP, our independent registered public accounting firm, informed us that they have identified certain deficiencies in the design and operation of our internal controls, including one material weakness. These deficiencies may represent “significant deficiencies” or “material weaknesses” as defined in Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States), or PCAOB. A material weakness is defined by the PCAOB as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A significant deficiency is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected. A control deficiency exists when the design or operations of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

The internal control deficiencies identified related to our purchase accounting for the acquisition of Harry & David Operating Corp., our accounting for stock-based compensation in connection with early adoption of Statement of Financial Accounting Standards, or SFAS No. 123-R, Share-Based Payment (SFAS No. 123-R), our accounting for operating leases and our information technology general controls environment. The material weakness was in the area of preparing and reviewing the income tax provision during the close of our books at year-end and arose from our failure, due in part to our new post-acquisition stand-alone tax filing status, to properly account for our tax provision for the full-year ended March 26, 2005, which included changes we were required to make when, as a result of an administrative oversight, we failed to extend properly the time to file our federal income tax returns for the initial short tax year ended November 30, 2004. Although we intend to request an extension from the Internal Revenue Service that would permit consolidated tax reporting for us and our subsidiaries, until such extension is obtained, each of us and our subsidiaries are required to file a separate federal income tax return for that period, which affects our consolidated tax provision and has been fully reflected in our consolidated financial statements for the year ended March 26, 2005. As the IRS has significant discretion with respect to the grant of such an extension, there can be no assurance that we will be able to obtain an extension, or if obtained, as to the timing of any such extension.

We are taking remedial measures to improve the effectiveness of our internal controls, and management believes that these efforts will not only address the internal control deficiencies described above, but also improve the effectiveness of our disclosure and internal controls in the future. Specifically, we will be:

•	strengthening our internal staffing and technical expertise in financial and tax accounting as well as tax filing compliance to accommodate our new status as a stand-alone public company;

•	enhancing our resources with respect to outsourced tax preparation services; and

•	engaging an outside compliance consulting firm to advise us on improving our internal controls in selected areas, primarily in the areas of information technology database access and controls and income tax and sales tax preparation, to take advantage of best practices.

The process and control improvements described above are the only changes in our internal controls during fiscal 2006 that have materially affected, or are reasonably likely to materially affect, our disclosure controls and procedures. We plan to continue to assess our internal controls and procedures and will take further action as necessary or appropriate to address any other matters we identify, including to effect compliance with Section 404 of the Sarbanes-Oxley Act when we are required to make an assessment of our internal controls under Section 404 for fiscal 2007.

Our business relies on patents, trademarks, domain names and other intellectual property, and the loss, expiration or misappropriation of a patent or the loss of a trademark could negatively impact our ability to sell the products associated with that patent or trademark.

Our success, competitive position and amount of potential future income depends in part on our ability to obtain and maintain our proprietary operating expertise. Our policy is to seek U.S. and Canadian patent protection and enforce the intellectual property rights we own and license on our existing products, products currently under development and those that we may develop in the future.

In addition to our patents, our trademarks, service marks, copyrights, trade dress rights, trade secrets, domain names and other intellectual property are also valuable assets that are critical to our success. The unauthorized reproduction or other misappropriation of our intellectual property could diminish the value of our brands or goodwill and cause a decline in our sales. Any use of our trademarks or other distinguishing marks by another party, in particular for use in connection with products of a lower quality than the products we offer, may dilute the value of our marks and damage our reputation as a producer of high-quality goods.

We cannot guarantee we will be able to adequately protect our intellectual property or that the costs of defending our intellectual property will not adversely affect our operating results. Litigation to establish the validity of any of our intellectual property or to defend against infringement and other claims of others or to assert infringement claims against others can be expensive and time-consuming even if the outcome is favorable to us. If the outcome is unfavorable to us, we may be required to pay damages, stop production and sales of infringing products or be subject to increased competition from similar products. For example, we are currently appealing the denial of a patent on one of our rose varieties. Although this ruling is not expected to have an impact on any of our existing patents, the ruling could have an adverse impact on our ability to obtain patents on certain related rose varieties in the future. We have taken and may, in the future, take other steps to enhance our intellectual property protection, but these steps may not be successful.

We are subject to the risk of product liability claims, which may result in the payment of damages or settlement fees, and which may exceed or be outside of our insurance coverage, and even in unsuccessful claims, negative publicity may adversely affect our brand image.

The sale of food products for human consumption involves the risk of injury to consumers. Injuries may result from tampering by unauthorized third parties, spoilage or product contamination, including the presence of foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling or transportation process. We have from time to time been involved in product liability lawsuits, none of which was material to our business. While we are subject to governmental inspection and regulations and believe our facilities and operations, as well as those of third-party growers, comply in all material respects with all applicable laws and regulations, consumption of our products could cause a health-related illness or injury in the future and we could become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We maintain product liability insurance in an amount which we believe to be adequate. However, such insurance may not continue to be available at a reasonable cost, or we may incur claims or liabilities for which we are either not insured or indemnified, or which exceed the amount of our insurance coverage.

If we are required to recall a product because of a defect in the product or other reasons, the recalls may provide the basis for product liability claims against us. In addition, recalls, whether or not the basis for a product liability claim against us, could damage our reputation.

If we experience significant credit card fraud, our expenses could increase.

A failure to adequately control fraudulent third-party or in-house credit card transactions would reduce our net sales and our profitability. Although we have developed procedures to help us to detect the fraudulent use of credit card information, we have suffered losses as a result of orders placed with fraudulent credit card data, even in instances where the associated financial institution approved payment of the orders. Failure to adequately detect and avoid fraudulent credit card transactions could cause us to lose our ability to accept credit cards as forms of payment and result in charge-backs to us of the fraudulently charged amounts. Furthermore, this could reduce our net sales and gross margins because widespread credit card fraud may lessen our customers’ willingness to purchase products through catalogs or over the Internet using their credit cards. As a result, such failure could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may incur unexpected costs associated with environmental compliance or liabilities.

Our operations are subject to comprehensive U.S., state and local laws and regulations relating to environmental protection. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution, or the risk of exposure to chemicals, and these permits are subject to modification, renewal and revocation by the issuing authorities. We use pesticides, petroleum products, refrigerants and other hazardous materials in the operation of our business. If we do not fully comply with applicable environmental laws and regulations or the permits required for our operations, or if a release of hazardous materials occurs at or from one of our facilities, we could become subject to fines, penalties, or other sanctions as well as to lawsuits alleging exposure, personal injury or property damage. We could also be held liable for the cost of remedying the condition or incur costs related to retrofitting or upgrading our facilities. In addition, maintaining or achieving compliance with the existing and increasingly stringent future environmental requirements could require us to make material additional expenditures.

We have incurred, and may in the future incur, costs to investigate and cleanup soil contamination at some of our current and former properties. The discovery of additional contamination, or the imposition of unanticipated cleanup obligations at these sites or other sites, could result in unexpected liabilities. Our insurance may not be adequate to cover any costs or damages, or may not continue to be available at a price or under terms that are satisfactory to us. In such cases, payment of such costs or damages would result in increased operating costs and decreased net income, which may have a material adverse effect on our business, financial condition, results of operations or cash flow.

In addition, certain environmental laws, such as the federal superfund law and its state analogs, provide for strict, and in some circumstances, joint and several liability for investigation and remediation of spills and other releases of hazardous substances. Such laws may impose liability on certain classes of persons, including the current and former owners and operators of contaminated sites and companies and their corporate successors, that arranged for the disposal, transported for treatment or disposed of regulated materials at a facility or otherwise caused the contamination.

Any decrease in the availability, or increase in the cost, of raw materials could materially affect our earnings.

Our operations depend, in part, on the availability of various raw materials, including paper for our catalog operations, corrugated packaging for our shipping needs, chocolate, butter fat, sugar and cheese used to produce some of our products, and fruit that we do not grow ourselves. The availability of raw materials may decrease and their prices are likely to be volatile as a result of, among other things, changes in overall supply and demand levels and new laws or regulations. Disruption in the supply of our raw materials could temporarily impair our ability to manufacture some of our products or require us to pay higher prices in order to obtain these raw materials from other sources. In the event our raw material costs increase, we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials could materially increase our costs and therefore lower our earnings.

The industries in which we compete are highly competitive and a failure to compete effectively could result in lost revenues if our customers take their business elsewhere or we are unable to attract new customers.

The U.S. flower, card and gourmet food gift, specialty foods and outdoor living industries are highly competitive. The market for specialty retail products has undergone significant changes and growth over the past several years as consumer spending levels have increased, leaving the industries in which we compete highly fragmented and open to entry by new competitors. We compete with national, regional and local businesses and Internet retailers, as well as department stores and specialty stores, nurseries, discount stores, home improvement centers, big box retailers, supermarkets and mass merchants, some of whom are also customers, that offer goods substantially similar to those we offer through our Harry and David® and Jackson & Perkins® brands. Some of our existing and potential competitors may have competitive advantages over us, including larger customer bases, greater brand recognition, more Internet experience and greater financial resources. If we fail to effectively compete, it could result in price reductions, decreased revenue and lower profit margins, loss of market share and increased marketing expenditures.

If we are, or become a U.S. real property holding corporation, the Foreign Investment Real Property Tax Act rules may apply to a sale, exchange, or other disposition of our common stock, which could subject non-U.S. holders of our common stock to U.S. federal income tax in certain situations.

The Foreign Investment Real Property Tax Act, or FIRPTA, rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or a USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to withholding of U.S. federal income tax on the disposition of our common stock.

Risks Related to Our Indebtedness

The amount of our outstanding debt that could adversely affect our financial condition and adversely affect our ability to execute our business strategy.

We have a significant amount of indebtedness and, even though we are highly leveraged, we and our subsidiaries may be able to incur substantial additional indebtedness in the future. On a pro forma basis, after giving effect to this offering and the expected use of the net proceeds to redeem a portion of our notes, as of March 26, 2005, we would have had approximately $159 million of debt outstanding, representing the remaining outstanding principal amount of our notes. On a pro forma basis, after giving effect to this offering and the expected use of the net proceeds, as of March 26, 2005, we also would have had $125 million available under our revolving credit facility, subject to compliance with our borrowing base and less outstanding letters of credit of approximately $4 million.

Our leverage may have important consequences to you. For example, it may:

•	limit our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes;

•	require us to dedicate a substantial portion of our cash flow from operations to debt service, reducing the availability of our cash flow to use for other purposes; and

•	increase our vulnerability to economic downturns, limit our ability to capitalize on significant business opportunities and restrict our flexibility to react to changes in market or industry conditions.

Our ability to satisfy our outstanding debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We anticipate that our operating cash flow, together with borrowings under our revolving credit facility, will be sufficient to meet our anticipated operating expenses and to service our debt obligations as they become due. If, however, we do not generate sufficient cash flow for these purposes, we may be unable to service our indebtedness and may have to adopt alternative strategies that could include reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital.

Our operations are restricted by the terms of our debt, which could adversely affect us and increase your credit risk.

Our revolving credit facility and the indenture governing our notes include a number of restrictive covenants. Our revolving credit facility covenants restrict us, our subsidiary Harry & David Operations Corp., and certain of its subsidiaries, and the indenture governing our notes restricts Harry & David Operations Corp. and certain of its subsidiaries’ from, among other things:

•	incurring additional indebtedness or issuing preferred stock;

•	paying dividends or make other distributions or repurchasing or redeeming its stock or subordinated indebtedness;

•	making investments;

•	selling assets and issuing capital stock of restricted subsidiaries;

•	incurring liens;

•	entering into agreements restricting our subsidiaries’ ability to pay dividends;

•	entering into transactions with affiliates; and

•	consolidating, merging or selling all or substantially all of Harry & David Operations Corp.’s or any of the guarantors’ assets.

These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs. If we are not able to comply with these covenants and other requirements contained in the indenture governing our notes or our revolving credit facility, an event of default under the relevant debt instrument could occur which could cause holders of the defaulted debt to declare amounts outstanding with respect to that debt to be immediately due and payable.

Our revolving credit facility contains other and more restrictive covenants, including financial covenants that require us to achieve certain financial and operating results and maintain compliance with specified financial ratios, some of which become more restrictive over time. These covenants are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Current Borrowing Arrangements.” Our ability to comply with these covenants and requirements may be affected by events beyond our control and we may have to curtail some of our operations and growth plans to maintain compliance. In the future, it is possible that our assets or cash flow might not be sufficient to fully repay borrowings under our outstanding debt instruments or that we may not be able to refinance or restructure the payments on those debt instruments. Even if we are able to secure additional financing, it may not be available on favorable terms.

If we are not able to comply with the covenants and other requirements contained in the indenture governing our notes or our revolving credit facility, an event of default under the relevant debt instrument could occur.

Risks Relating to Our Common Stock and This Offering

Our stock price may be extremely volatile, and you may not be able to resell your shares at or above the public offering price.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. The initial public offering price for the shares of common stock being sold in this offering will be determined by negotiations between the representative of the underwriters and us and may not be indicative of prices that will prevail in the open market following this offering. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors.

Some specific factors that may have a significant effect on our common stock market price include:

•	actual or anticipated fluctuations in our operating results or future prospects;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	adverse conditions in the direct marketing industry as a result of changes in financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

•	sales of common stock by us or members of our management team; and

•	changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or the direct marketing industry generally.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange, or NYSE, or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

Wasserstein and Highfields will have significant influence over most matters requiring the approval of our stockholders.

Upon the consummation of the offering, Wasserstein will own approximately         % of our common stock. As a result, Wasserstein effectively will be able to control, and Highfields alone or together with Wasserstein, will be able to influence, the outcome on virtually all matters submitted to a vote of our stockholders, including the election of directors. So long as Wasserstein continues to own a significant portion of the outstanding shares of our common stock, it will continue to be able to significantly influence the election of our directors, subject to compliance with applicable NYSE requirements, our decisions, policies, management and affairs and corporate actions requiring stockholder approval, including the approval of transactions involving a change in control. The interests of Wasserstein and Highfields may not coincide with the interests of our other stockholders. In particular, Wasserstein and Highfields are in the business of making investments in companies and either one of them may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Either Wasserstein or Highfields may also pursue, for its own account, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

We have elected to be treated as a “controlled company” within the meaning of the NYSE Corporate Governance Rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

We have elected to be treated as a “controlled company” within the meaning of the NYSE Corporate Governance Rules. Under the NYSE Corporate Governance Rules, a company of which more than 50% of the voting power is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain NYSE Corporate Governance Rules, as applicable, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a nominating/corporate governance committee and that it be composed entirely of independent directors and (3) the requirement that we have a compensation committee and that it be composed entirely of independent directors. Following this offering, we intend to rely on these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE Corporate Governance Rules.

Anti-takeover provisions in our amended and restated charter documents and Delaware corporate law may make it difficult for our stockholders to replace or remove our current board of directors and could deter or delay third-parties from acquiring us, which may adversely affect the marketability and market price of our common stock.

Provisions in our amended and restated certificate of incorporation and bylaws may make it more difficult and expensive for a third party to acquire us without the consent of our board of directors. Public stockholders who might desire to participate in this type of transaction may not have the opportunity to do so. The anti-takeover provisions in our amended and restated certificate of incorporation and bylaws will include restrictions on the ability of our stockholders to remove directors, supermajority voting requirements for stockholders to amend our organizational documents, a classified board of directors and limitations on actions by our stockholders by written consent. Some of these provisions, such as the limitation on stockholder actions by written consent, become effective only when Wasserstein, alone or together with Highfields, no longer holds a majority of our outstanding common stock. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquiror. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the marketability and market price of our common stock. See “Management—Board Composition—Classified Board of Directors” and “Description of Capital Stock.”

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning more than 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.

Additionally, under any change of control, the lenders under our revolving credit facility would have the right to require us to repay all of our outstanding obligations under the revolving facility and holders of our notes would have the right to require us to make an offer to repurchase their notes.

You will incur immediate and substantial dilution as a result of this offering.

Investors purchasing shares of our common stock in this offering will incur immediate and substantial dilution in net tangible book value per share because the price that new investors pay will be substantially greater than the net tangible book value per share of the shares acquired. This dilution is due, in large part, to the fact that our existing investors paid substantially less than the initial public offering price of the shares of common stock being sold in this offering when they purchased their shares. To the extent that we raise additional capital by issuing equity securities or shares of our common stock are issued upon the exercise of stock options or under our employee stock purchase plan, investors may experience additional substantial dilution.

Implementation of required public-company corporate governance and financial reporting practices and policies will increase our costs, and we may be unable to provide the required financial information in a timely and reliable manner.

As we have never been a reporting company, our internal controls and procedures do not currently meet all the standards applicable to public companies, including those contained in Section 404 of the Sarbanes-Oxley Act of 2002, as well as rules and regulations enacted by the SEC and the NYSE. In connection with our fiscal 2005 audit, Ernst & Young LLP, our independent registered public accounting firm, informed us that they have identified certain deficiencies in the design and operation of our internal controls, including one material weakness, as described above under “—Our management and auditors have identified certain deficiencies including one material weakness in the design and operation of our internal controls as of March 26, 2005 which, if not properly remediated, could result in material misstatements in our financial statements in future periods and could lead to a material weakness or significant deficiency at the time we complete our initial assessment of internal controls under Section 404 of the Sarbanes-Oxley Act of 2002, or in future assessments under Section 404.”

Although the analysis performed by Ernst & Young LLP in identifying the deficiencies was different from a Section 404 analysis, our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we are not able to timely remedy the deficiencies including the material weakness identified by Ernst & Young LLP in connection with our fiscal 2005 audit, or if are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to attest to our management’s assessment of the effectiveness of our internal controls over financial reporting. This result may subject us to adverse regulatory consequences, and there could also be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our financial condition and the market value of our securities.

We will incur incremental costs not reflected in our historical financial statements as a result of these increased regulatory compliance and reporting requirements, including increased auditing and legal fees. We also will need to hire additional accounting and administrative staff with experience managing public companies. Moreover, the standards that will be applicable to us as a public company after this offering could make it more difficult and expensive for us to attract and retain qualified members of our board of directors and qualified executive officers. We also anticipate that the regulations related to the Sarbanes-Oxley Act of 2002 will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.

If our stockholders sell substantial amounts of our common stock following this offering, the market price of our common stock may decline.

Sales of shares of our common stock in the public market following this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. After this offering, we will have approximately              shares of common stock outstanding. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under lock-up agreements that our directors, executive officers and certain holders of our common stock have entered into with the underwriters and with us. Those lock-up agreements restrict these persons from selling, pledging or otherwise disposing of their shares for a period of 180 days, subject to extension, after the date of this prospectus without the prior written consent of UBS. However, UBS may release all or any portion of the common stock from the restrictions of the lock-up agreements. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our affiliates, as defined in Rule 144 of the Securities Act. The remaining shares of common stock outstanding after this offering, including those held by our directors, executive officers and certain holders of our common stock, will be available for sale into the public market at various times in the future. Additional shares of common stock underlying options will become available for sale in the public market. We expect to file registration statements on Form S-8 that will register up to              shares of common stock, covering the shares of common stock to be issued pursuant to the exercise of options granted under our employee stock option plan.

In addition, under a registration rights agreement that we entered into with Wasserstein and Highfields, we have granted Wasserstein and Highfields “piggyback” registration rights in connection with future offerings of our common stock.

As restrictions on resale end, our stock price could drop significantly if the holders of these restricted shares sell them or the market perceives they intend to sell them. These sales may also make it more difficult for us to sell securities in the future at a time and at a price we deem appropriate.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are not statements of historical fact and may involve a number of risks and uncertainties. We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project” and similar terms and phrases, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

•	market demand for branded gift-quality fruit and gourmet food products and gifts as well as premium rose plants and horticultural products;

•	our production capabilities;

•	our relationships with, and other conditions affecting, our customers;

•	weather conditions or catastrophic weather-related damage;

•	our plans and objectives for future operations and expansion or consolidation;

•	unexpected maintenance and equipment failure;

•	future economic or capital market conditions;

•	environmental laws and regulations, including those directly affecting our plant and food production;

•	competition;

•	employee benefits costs;

•	future legislation and changes in regulations or governmental policies or changes in interpretations thereof;

•	our liquidity, results of operations and financial condition; and

•	the other risks described under “Risk Factors.”

You should keep in mind that any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this prospectus or elsewhere might not occur.

USE OF PROCEEDS

The net proceeds to us from the sale of shares of common stock in this offering are estimated to be approximately $             million, or $             million if the underwriters exercise their over-allotment option in full, based on an initial public offering price of $             (the mid-point of the estimated price range shown on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and the estimated offering expenses, which are payable by us. We will not receive any of the proceeds from the sale of the shares of common stock being sold by the selling stockholders. We intend to use the net proceeds of this offering to redeem up to $24.5 million of our floating rate notes and up to $61.3 million of our senior notes, in each case, including accrued and unpaid interest and the applicable premium (which would have aggregated to $8.1 million as of March 26, 2005), with the balance of such net proceeds available for general corporate purposes. As of March 26, 2005 there was $70.0 million aggregate principal amounts of floating rate notes outstanding and $175.0 million aggregate principal amount of senior notes outstanding, which otherwise would have matured on March 1, 2012 and 2013, respectively. As of March 26, 2005, the floating rate notes bore interest at 7.93% per annum and the senior notes accrued interest at 9.0% per annum.

DIVIDEND POLICY

In connection with the offer and sale of our notes in February 2005, Harry & David Operations Corp. made a distribution to us in the amount of $82.6 million with a portion of the net proceeds from that sale, which we in turn distributed to our initial investors as a return of capital. In addition, on June 13, 2005, we assigned to our stockholders of record as of that date, our right to receive the payment from YCI relating to certain net operating losses of Harry & David Operations Corp. that YCI is entitled to purchase under the agreement related to our acquisition of Harry & David Operations Corp. from YCI.

We do not plan to pay dividends on our common stock for the foreseeable future. We may retain any future earnings to support the development and expansion of our business or make additional payments under our credit facilities and, as a result, we may not pay cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Our credit facilities and indenture governing our notes impose limitations on our and our subsidiaries’ ability to pay cash dividends or other payments or distributions with respect to their capital stock in excess of certain limitations, which, therefore, limits our ability to pay cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 26, 2005 on a historical basis and on an as adjusted basis to give effect to this offering at an assumed initial public offering price of $             per share (the mid-point of the estimated price range shown on the cover page of this prospectus) and after deducting underwriting discounts and commissions and the estimated offering expenses as if the offering had occurred on March 26, 2005 and the             -for-one stock split that we intend to effect prior to completing this offering. You should read the information in this table in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements included elsewhere in this prospectus.

	As of March 26, 2005
	Actual	As adjusted
	(dollars in thousands, except share data)
Cash and cash equivalents	$60,385	$

Total debt (including current portion):
Revolving credit facility(1)	$—	$
Senior notes	175,000
Floating rate notes	70,000
Note payable	190

Total debt	245,190

Stockholders’ equity:
Common stock, par value $0.01, 1,500,000 shares authorized and 1,000,000 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted	10
Additional paid-in-capital	83,992
Stockholder note	(260)
Retained earnings (accumulated deficit)	(71,188)

Total stockholders’ equity	12,554

Total capitalization	$257,744	$

(1)	Due to the seasonal nature of our business, we draw on our $125 million revolving credit facility to provide seasonal working capital to support inventory buildup and catalog production in advance of the holiday selling season and for other general corporate purposes. We have consistently generated substantial amounts of cash each holiday selling season. We are required by our banks to pay down the revolving credit facility to zero by the next business day following December 25 of each year. Cash generated during the holiday selling season is also typically used to fund our operations for several months during the post-holiday selling season, until we begin to build inventories and other working capital components again to support our holiday selling season the following year. As of March 26, 2005, we had no borrowings and approximately $4 million of letters of credit outstanding under this facility.

DILUTION

If you invest in our common stock, you will experience dilution to the extent of the difference between the initial public offering price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value as of March 26, 2005 was approximately $(23.1) million or $(23.12) per share of common stock. Net tangible book value per share of common stock is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the total number of shares of common stock outstanding.

After giving effect to the sale of              shares of common stock offered by us in this offering at an assumed initial public offering price of $             per share (the mid-point of the estimated price range shown on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us and the application of the estimated net proceeds of this offering as described under “Use of Proceeds,” as of March 26, 2005, our net tangible book value would have been approximately $            , or $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share to our existing stockholders and an immediate dilution in net tangible book value of $             per share to new investors of common stock in this offering. If the initial public offering price in this offering is higher or lower, the dilution to new investors will be greater or less, respectively. The following table illustrates this per share dilution to new investors purchasing our common stock in this offering.

Assumed initial public offering price per share		$

Net tangible book value per share as of March 26, 2005	$(23.12)
Increase in net tangible book value per share attributable to this offering

Net tangible book value per share after this offering

Dilution per share to new investors		$

We will not receive any proceeds from the sale of the              shares of common stock by the selling stockholders or the              shares the selling stockholders may sell pursuant to the underwriters over-allotment option.

The following table summarizes the differences between our existing stockholders and new investors with respect to the number of shares of common stock issued by us, the total consideration paid and the average price per share paid, in each case on a pro forma basis as of March 26, 2005. The calculations with respect to shares purchased by new investors in this offering reflect an assumed initial public offering price of $             per share (the mid-point of the estimated price range shown on the cover page of this prospectus).

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100%		$100%

The tables and calculations above do not give effect to the $82.6 million return of capital made to our stockholders in February 2005, as described under “Dividend Policy,” or the assignment to our stockholders of record as of June 13, 2005 of our right to receive any payment from YCI in respect of certain net operating losses of Harry & David Operations Corp. that YCI elects to buy under the terms of the stock purchase agreement entered into at the time of our acquisition of Harry & David Operations Corp., as described under “Related Party Transactions,” and assume no exercise of outstanding options. As of March 26, 2005, after giving pro forma effect to the             -for-one stock split that we intend to effect prior to the completion of this offering,              shares of common stock were subject to outstanding options at a weighted average exercise price of $             per share. To the extent outstanding options are exercised, there will be further dilution to new investors.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

We were formed for the purpose of completing the acquisition of Harry & David Operations Corp. (formerly known as Bear Creek Corporation). Prior to the acquisition, we had substantially no operations. The selected historical consolidated financial information as of March 27, 2004 and for each of the fiscal years ended March 29, 2003, and March 27, 2004, and the period March 28, 2004 to June 16, 2004 has been derived from, and should be read together with, the audited consolidated financial statements of our predecessor, Harry & David Operations Corp., appearing elsewhere in this prospectus. The selected historical consolidated financial information as of March 26, 2005 and for the period June 17, 2004 to March 26, 2005 has been derived from, and should be read together with, the audited consolidated financial statements of Harry & David Holdings, Inc., appearing elsewhere in this prospectus. The selected historical consolidated financial information as of March 31, 2001 and March 30, 2002 and for the fiscal years ended March 31, 2001 and March 30, 2002 has been derived from the unaudited consolidated financial statements of our predecessor, Harry & David Operations Corp., that have not been included in this prospectus.

The audited consolidated financial statements for fiscal 2004, fiscal 2003, fiscal 2002 and fiscal 2001 have been restated to comply with recent SEC guidance on lease accounting. On February 7, 2005, the Office of the Chief Accountant of the SEC issued a letter to the AICPA expressing its views regarding certain operating lease-related accounting issues and their application under GAAP.

The following discussion should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

	Predecessor					Successor
	Fiscal year ended				Period March 28, 2004 to June 16, 2004	Period June 17, 2004 to March 26, 2005
	March 31, 2001 (Restated)	March 30, 2002 (Restated)	March 29, 2003 (Restated)	March 27, 2004 (Restated)
	(dollars in thousands, except share and per share data)
Consolidated Income Statement Data:
Net sales	$520,062	$518,329	$515,131	$522,162	$61,845	$499,971
Costs and expenses(1):
Cost of goods sold	311,176	297,071	289,049	295,706	46,152	273,347
Selling, general and administrative	182,904	204,591	205,338	211,951	41,488	174,494

Operating income (loss)	25,982	16,667	20,744	14,505	(25,795)	52,130

Other (income) expense:
Interest income	(9)	(27)	(29)	(34)	(8)	(601)
Interest expense	6,147	1,749	654	411	21	29,712
Loss on investments	3,575	–	1,017	–	–	–
Gain on vendor settlement	–	–	–	(3,735)	–	–
Other (income) expense	118	639	216	(1,072)	–	(268)

Income (loss) before income taxes	16,151	14,306	18,886	18,935	(25,808)	23,287
Provision (benefit) for income taxes	8,266	6,486	8,635	8,098	(10,476)	11,845

Net income (loss)	$7,885	$7,820	$10,251	$10,837	$(15,332)	$11,442

Net income (loss) per share of common stock, basic and diluted	$7,885	$7,820	$10,251	$10,837	$(15,332)	$11.44

Weighted average number of shares of common stock outstanding	1,000	1,000	1,000	1,000	1,000	1,000,000

Consolidated Balance Sheet Data (at end of period):
Cash and short-term investments	$5,076	$4,965	$4,515	$3,702	$3,768	$67,885
Working capital(2)	(214)	(8,878)	4,160	2,284	13,861	(13,130)
Total assets	363,429	356,965	324,108	306,985	328,299	412,038
Total liabilities	226,591	165,464	143,204	115,248	118,635	399,484

Consolidated Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$38,488	$54,261	$20,742	$29,892	$(12,837)	$68,804
Investing activities	(35,281)	(23,176)	(21,450)	(15,838)	(2,021)	(248,231)
Financing activities	(2,326)	(31,196)	258	(14,867)	13,996	236,972
Pro forma interest expense(3)					5,226	19,611

(1)	We paid YCI, our former parent company, a fixed percentage of its total costs for each fiscal year as a cash corporate charge. This charge was intended to compensate YCI for various centralized services that YCI provided to us, such as benefit plan design and administration, tax planning, accounting, treasury operations and auditing, and included an allocation of the depreciation and amortization expense associated with the information technology assets we transferred to YCI at the beginning of fiscal 2003 as described in footnote (b) to “Summary—Summary Historical Consolidated Financial Data.” As part of our acquisition of the common stock of Harry & David Operations Corp., YCI transferred the services and assets and the associated personnel described below back to us as described in that footnote. However, due to a disproportionate unwinding of YCI, the transferred amounts exceeded historical cost allocations. As a result, the transfer back to us of the personnel and assets (but excluding the non-cash depreciation and amortization expense associated with the information technology assets as described in such footnote), resulted in an increase of $6.7 million in annual expenses beginning in fiscal 2005 over the amount we paid YCI in fiscal 2004 as a cash corporate charge. These incremental stand-alone costs have been offset in their entirety by annual cost savings resulting primarily from a reduction in force that management implemented beginning in August 2004.

The savings from the reduction in force, other de minimus selling, general and administrative savings and reduced ordinary course banking fees, resulted in total cost savings of $8.5 million in fiscal 2005. The one-time cost associated with achieving these cost savings is estimated to be approximately $7.3 million, primarily representing severance incurred in fiscal 2005 and to be incurred in fiscal 2006. We recorded a liability reserve in our balance sheet in that amount as of the date the acquisition of Harry & David Operations Corp. was consummated (June 17, 2004) as discussed in Note 2 to the audited consolidated financial statements, included elsewhere in this prospectus.

(2)	Working capital represents current assets (excluding cash, cash equivalents, short term investments and YCI receivables and YCI payables under our former informal borrowing arrangement with YCI), less current liabilities (excluding current portion of indebtedness and YCI payables).

(3)	Pro forma interest expense has been calculated for fiscal 2005 on a pro forma basis after giving effect to our acquisition of Harry & David Operations Corp., and the issuance of our notes in February 2005 and the application of the proceeds of that offering, assuming that each transaction occurred on March 28, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by reference to, the audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors.” Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

We are a leading multi-channel specialty retailer and producer of branded premium gift-quality fruit and gourmet food products and other gifts marketed under the Harry and David® brand, and premium rose plants, horticultural products and gifts, and other premium home and garden décor products marketed under the Jackson & Perkins® brand. We market our products through multiple channels, including direct mail, the Internet, business-to-business and consumer telemarketing, as well as our Harry and David retail stores and wholesale distribution through select retailers.

We grow, manufacture, design or package products that account for the significant majority of our sales annually. In addition, we have created a substantial and scalable state-of-the-art infrastructure through recent significant capital expenditures in our production, fulfillment and distribution capabilities, our information technology systems, and our retail stores network. Our vertically integrated operations provide significant cost advantages, greater quality assurance and manufacturing flexibility, and efficient inventory management. Accordingly, we expect to derive cost structure and operating margin benefits as revenues increase. We believe that our vertical integration allows us to maintain a higher degree of control over product quality compared with that of our competitors as we rely less heavily on third-party suppliers, particularly during peak periods. In addition, our vertical integration generally lowers our product sourcing costs, allows us to optimize product mix and enables us to adjust product inventory levels to quickly respond to changes in customer demand.

Net sales are derived primarily from our three operating segments, Harry and David Direct Marketing, Harry and David Stores and Jackson & Perkins, as follows:

•	Harry and David Direct Marketing net sales are generated by sales of Harry and David merchandise through our catalog, Internet, business-to-business and consumer telemarketing operations;

•	Harry and David Stores net sales are generated by sales of Harry and David merchandise at our stores; and

•	Jackson & Perkins net sales are generated by sales of Jackson & Perkins merchandise through our catalog, Internet, consumer telemarketing and wholesale operations. These sales include royalty income generated from sales of Suntory plants and the licensing of some of our patented products to others for resale and sales of rotational farm crops grown at our Wasco, California facilities.

We derive other net sales from sales of Harry and David merchandise through the wholesale channel and commercial sales of surplus, non-gift-quality fruit grown in our orchards surrounding Medford, Oregon. Also included in this other category are the business units that support our operations, including orchards, product supply, distribution, customer operations, facilities, information technology services and administrative and marketing support functions. The costs relating to the operation of these business units are transferred to one of our three operating segments or to Harry and David wholesale through cost of goods sold or selling, general and administrative expense.

The following table shows the percentage of our consolidated net sales represented by our three operating segments and the Other category in fiscal 2003, 2004 and 2005 (amounts may not sum due to rounding):

	Predecessor			Successor
	Fiscal 2003 (Restated)	Fiscal 2004 (Restated)	Twelve Weeks Ended June 16, 2004	Forty Weeks Ended March 26, 2005
Harry and David Direct Marketing	60.6%	60.2%	44.8%	63.9%
Harry and David Stores	21.9%	23.0%	29.2%	22.5%
Jackson & Perkins	16.5%	15.3%	24.6%	11.5%
Other	1.0%	1.6%	1.4%	2.0%

Our fiscal year has historically ended on the last Saturday of March of each year. When we refer to a fiscal year, such as fiscal 2005, 2004 or 2003, we are referring to the twelve months ended on the last Saturday of March of that year. In each of fiscal 2005, 2004 and 2003, there were 52 weeks in the fiscal year. Our fiscal quarters have historically ended on a Saturday in each of June, September, December and March and are generally thirteen weeks in length. Beginning in June 2005, we changed our fiscal year end to the last Saturday of June of each year, with corresponding changes to each of our fiscal quarters. However, as used in this prospectus, the term “fiscal 2005” refers to the fiscal year ended March 26, 2005, consisting of the period March 28, 2004 to June 16, 2004 of our predecessor, Harry & David Operations Corp., (formerly known as Bear Creek Corporation), and the period June 17, 2004 to March 26, 2005 for us and our consolidated subsidiaries.

Historically, our business has been subject to substantial seasonal variations in demand and a significant portion of our net sales and net earnings are realized during the holiday selling season from October through December. This is a general pattern for the direct-to-customer and retail industries, but it is more pronounced for our company than for others due to the gift-giving nature of our products.

Accordingly, changing economic conditions or deviations from projected demand for products during the fourth calendar quarter can have a materially favorable or adverse impact on our financial position and results for the full year. Because we commit to certain fixed costs in anticipation of expected sales during the holiday selling season in the fourth calendar quarter, if our actual sales during that calendar quarter are lower than anticipated, our results of operations and profitability will be negatively impacted. In addition, our primary growing season occurs during the second and third calendar quarters. Because we must commit to certain fixed costs before we know the results of a particular harvest, inclement weather conditions and agricultural pests leading to lower harvest yields can also negatively impact our sales and profitability.

We believe that several long-term trends continue to positively affect our business, including increased discretionary consumer spending due to improving economic conditions. In addition, we expect our Harry and David business to benefit from increased online retailing, an aging population that is more apt to increase their gift spending, increased opportunities for cross-channel marketing (particularly for gift baskets and gourmet foods), consumers increasingly demanding higher levels of quality and taste, the perception by a growing number of consumers of specialty foods as an affordable treat, and the continuing expansion of distribution channels for marketers. We expect our Jackson & Perkins business to benefit from an aging population who tend to be homeowners with disposable income, increased home ownership, and gardening continuing to be a favorite hobby of Americans. For more information about these trends, see “Industry.” We have recently implemented several initiatives to drive internal and organic growth, including: increasing brand awareness to drive sales in all of our direct marketing channels through larger and more widely circulated catalogs and increased Internet presence, further expanding our customer reach through Harry and David® wholesale and implementing new in-store promotions and interior design.

Impact of the 2004 Acquisition and Related Financings

On June 17, 2004, we purchased all of the outstanding shares of common stock of Harry & David Operations Corp. from YCI. The aggregate consideration for the acquisition was, including cash acquired of $22.8 million, approximately $252.9 million, including fees and expenses and a post-closing working capital purchase price adjustment of $1.4 million in our favor. Prior to the acquisition, Harry & David Operations Corp. was a wholly-owned subsidiary of YCI.

Accordingly, the following discussion of our historical results of operations does not necessarily include an accurate account of all of the expenses that would have been incurred by Harry & David Operations Corp. had it been a separate, stand-alone entity and may not necessarily reflect what our results of operations, financial position and cash flows would have been had Harry & David Operations Corp. been a stand-alone entity for the entire period presented or what our results of operations, financial position and cash flows may be in the future. For example, in each of fiscal 2003, fiscal 2004 and a portion of fiscal 2005, Harry & David Operations Corp. paid YCI, its former parent, a fixed percentage of its total costs for each fiscal year as a cash corporate charge. This charge was intended to compensate YCI for various centralized services that YCI provided to Harry & David Operations Corp., such as benefit plan design and administration, income tax planning and compliance, accounting, treasury operations and auditing, and included an allocation of the depreciation and amortization expenses associated with the information technology assets transferred to YCI at the beginning of fiscal 2003, as described in more detail in footnote (3)(b) to “Summary—Summary Historical Consolidated Financial Data.” As part of our acquisition of Harry & David Operations Corp., YCI transferred many of these services and assets and the associated personnel back to Harry & David Operations Corp. as described in footnote 3(b) to “Summary—Summary Historical Consolidated Financial Data.” However, due to a disproportionate deconsolidation of YCI, the transferred amounts exceeded historical cost allocations. As a result, the transfer back to us of the personnel and assets (but excluding the non-cash depreciation and amortization expenses associated with the information technology assets, which is discussed separately in footnote 3(b) to “Summary—Summary Historical Consolidated Financial Data”), resulted in an increase of $6.7 million in annual expenses beginning in fiscal 2005 over the amount we paid YCI in fiscal 2004 as a cash corporate charge. These incremental stand-alone costs have been offset in their entirety by annual cost savings resulting primarily from a reduction in force that management implemented beginning in August 2004.

The savings from the reduction in force, as well as other de minimus selling, general and administrative savings and reduced ordinary course banking fees, resulted in estimated total cost savings of $8.5 million in fiscal 2005. The one-time cost associated with achieving these cost savings is estimated to be $7.3 million, primarily representing severance incurred in fiscal 2005 and to be incurred in fiscal 2006. We recorded a liability reserve in our balance sheet in that amount as of the date the acquisition was consummated (June 17, 2004) as discussed in Note 2 to our audited consolidated financial statements, included elsewhere in this prospectus.

In connection with the acquisition, Harry & David Operations Corp. entered into an agreement with Wasserstein, on behalf of Wasserstein and Highfields, under which it agreed to pay to Wasserstein and Highfields a combined fee of up to $1.0 million annually for financial management, consulting and advisory services plus expense reimbursement. To the extent the fee is not paid, it will be accrued. Under the agreement, Harry & David Operations Corp. has also agreed to engage Wasserstein as a consultant relating to certain material transactions. This agreement will terminate upon completion of this offering and we will pay Wasserstein and Highfields an aggregate termination fee of $             million. See “Related Party Transactions.”

In connection with the acquisition, UBS AG, an affiliate of one of the underwriters, lent us $13.9 million, an amount equal to the amount YCI was expected to pay us pursuant to the stock purchase agreement relating to the acquisition in respect of certain net operating losses of Harry & David Operations Corp. for federal income tax purposes for the period from the date after the closing of the acquisition through and including November 30, 2004. Under the terms of the stock purchase agreement, YCI has the option to pay us an amount based on a percentage of such net operating losses. If YCI pays us, the net operating losses will be carried back in accordance with applicable law, for the benefit of YCI, to periods prior to the closing of the acquisition. If YCI elects not to pay us as provided in the stock purchase agreement, we may waive carryback of the net operating loss, in which case neither we nor

Harry & David Operations Corp. will have any obligation to YCI in respect of such net operating losses. On February 25, 2005, a portion of the net proceeds of the sale of the outstanding notes was used to make a distribution to us to enable us to repay amounts outstanding under the loan relating to the net operating losses, plus accrued and unpaid interest, in its entirety.

As of March 26, 2005, we booked a receivable from YCI in the amount of $17.6 million, the amount we now anticipate that YCI will pay to us under the stock purchase agreement for the carryback of the net operating losses. On June 13, 2005, we assigned our right to receive the payment from YCI relating to the net operating losses to our stockholders of record as of that date.

One of the YCI pension plans in which our employees, as well as the YCI employees transferred back to us in connection with the acquisition, participated was underfunded at the time we acquired Harry & David Operations Corp. The assets and liabilities relating to these employees have been transferred to a new mirror pension plan that we adopted in connection with the acquisition. We are only required to maintain this pension plan for a period of 36 months following the date of the acquisition (June 17, 2004). We currently expect the first significant cash funding contribution in connection with our obligations under this new mirror pension plan to be in fiscal 2008. However, the timing of the contribution is subject to a number of factors and uncertainties and could change. See “Management — Pension Plans” for additional information.

Critical Accounting Policies

Management’s discussion and analysis of financial condition and results of operations is based on our audited consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses and related disclosures of contingent assets and liabilities. The estimates and assumptions are evaluated on an ongoing basis and are based on historical experiences and various other factors that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates. See “Risk Factors” for a discussion of some of the risks that could cause actual results to differ.

Our critical accounting policies and estimates are described in this section. An accounting estimate is considered critical if:

•	the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made;

•	different estimates reasonably could have been used; or

•	changes in the estimate that would have a material impact on our financial condition or results of operations are likely to occur from period to period.

However, you should also review all of our significant accounting policies, including the use of estimates in connection with these policies, which are described in more detail in Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

Revenue is recognized for store sales, other than gift card sales, at the point of sale in the store, and for direct marketing and wholesale sales when the product is shipped to the customer. When gift cards are redeemed, revenue is recognized for the appropriate amount redeemed. Prior to gift card redemption, a liability is recorded at the time the gift card is purchased. Deferred revenue represents amounts received from customers for merchandise to be shipped in subsequent periods.

Shipping and handling fees charged to the customer are recognized at the time the products are shipped to the customer and are included in net sales. Shipping costs are included in cost of goods sold.

We record a reserve for estimated product returns and allowances in each reporting period. If returns were to increase, additional reserves could be required.

Accounts Receivable and Allowance for Doubtful Accounts

We sell our products to individuals and companies primarily located in the United States. Products sold to individuals are typically paid for through the use of third-party and proprietary credit cards, which are authorized at the point of sale, cash or checks. Products sold to companies are generally on open credit terms consistent with our evaluation of customer creditworthiness. We generally do not require collateral.

We conduct ongoing credit evaluations and maintain an allowance for doubtful accounts to cover the risk of bad debts. We analyze historical bad debts, customer creditworthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. The allowance is calculated based on a historical percentage of defaulted accounts as a percentage of sales. We generally write off individual accounts greater than 180 days past due. Past-due corporate accounts are written off when management deems that the possibility of collection is remote. Although losses from bad debts have historically been within management’s expectations, if the financial condition of our customers were to deteriorate, their ability to make required payments may become impaired, and increases in these allowances may be required.

Inventories

Finished goods, materials, packaging supplies and work-in-process are stated at the lower of cost, on the first-in, first-out basis, or market value. Fruit crop inventories are accounted for on a crop year that spans from November to October. Rose crop inventories are accounted for over their respective growing cycles, and therefore inventory costs include up to three years of nursery stock.

We estimate a provision for damaged, obsolete, excess and slow-moving inventory based on specific identification and aged inventory reports. We provide for excess and obsolete inventories in the period when excess and obsolescence are determined to have occurred. If our estimate proves to be incorrect, we could be required to adjust the provision.

Income Taxes

Prior to the acquisition, Harry & David Operations Corp. filed a consolidated federal income tax return with YCI, Yamanouchi Group Holdings Inc. and Yamanouchi U.S. Holding Inc. and its other includable U.S. subsidiaries. Harry & David Operations Corp. also maintained a tax-sharing arrangement with YCI for this purpose. The income tax provision and related accounts are presented in our audited consolidated financial statements included elsewhere in the prospectus and in the following discussion for the tax years November 2003 and November 2004, and for the period ending June 17, 2004, as if Harry & David Operations Corp. had filed stand-alone federal and state income tax returns. Commencing with the tax year ended November 30, 2004, we will file stand-alone federal income tax returns. Due to an administrative oversight, we failed to properly extend the time to file our federal income tax returns for the initial short tax year ended November 30, 2004. As a result, each of we and our subsidiaries are required to file separate federal income tax returns for that period. The income tax provision for the period from June 17, 2004 to March 26, 2005, has been prepared on this basis. However, the Internal Revenue Service may, in its discretion, grant an extension to us and our subsidiaries to file a federal consolidated income tax return for the initial short tax year ended November 30, 2004. If the extension is granted, any resulting adjustments to the income tax provision will be recorded in the year during which the extension determination becomes known.

We account for income taxes under the liability method wherein the deferred tax assets and liabilities are based on the difference between the financial statements and tax bases of assets and liabilities, multiplied by the expected tax rate in the year the differences are expected to reverse. Deferred tax expense results from the change in the net deferred tax asset or liability between periods.

We are required to estimate our income taxes in each of the jurisdictions in which we operate. This includes estimating a value for our existing net operating losses based on our assessment of our ability to utilize them against future taxable income before they expire. If our assessment of our ability to use our net operating losses proves inaccurate in the future, we may be required to recognize more or less of the net operating losses as assets, which would decrease or increase our income tax expense, and consequently affect our net earnings, in the relevant fiscal year.

Catalog Expenses

Prepaid catalog expenses are incurred in connection with the marketing of our products through our direct response catalogs. Prepaid catalog costs consist of paper, printing, postage, creative design, photography, separations, distribution and list costs for all of our direct response catalogs. These costs are capitalized as prepaid catalog expenses and are amortized over their expected period of future benefit based on the estimated sales curve of each promotion. Each catalog is generally amortized over three to four months. For sales that extend up to twelve months, such as multiple club shipments, catalog expense is generally amortized over this twelve-month period. Prepaid catalog expenses are evaluated for realizability at each reporting period by comparing the carrying amount associated with each catalog to the estimated remaining future net revenues associated with that promotion. If the carrying amount is in excess of estimated future net revenue, the excess is expensed in the reporting period. Advertising costs not related to our direct response catalogs and marketing activities are expensed as incurred.

Restructuring Costs

We recorded a restructuring liability of $10.5 million in connection with our purchase accounting for the acquisition of Harry & David Operations Corp. under SFAS No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. In connection with this liability, we recorded the offset as a reduction in the allocation of purchase price to remaining assets. We recorded liabilities for (i) the estimated lease termination and severance costs associated with the closing or planned closing of 19 of the 22 underperforming stores and (ii) estimated severance costs in connection with the elimination of approximately 60 positions in August 2004, as part of a post-sale restructuring process. Under the guidance provided by SFAS 95-3, management developed a detailed store closure plan for the stores being closed or to be closed; this store rationalization plan was substantially complete within approximately one year following the June 17, 2004 acquisition date. The severance that we paid to employees as part of our restructuring was substantially complete as of March 26, 2005 and the planned store closings were either complete or in the process of being completed as of June 17, 2005.

Stock Based Compensation

We account for stock options granted to employees under SFAS No. 123-R. The fair value of stock-based awards to employees is calculated by the Company using the Black-Scholes option valuation model, which requires that we make certain subjective assumptions. These assumptions include future stock price volatility and expected time to exercise, which affect the calculated values. Forfeitures are assumed to equal 10% of the total option grant amount amortized evenly over the full five-year life of the options. The expected term of options granted is derived from the time difference between the initial grant and date of final vesting, a customary assumption for stock options in private equity-controlled companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. These option pricing models require subjective assumptions. Our calculations, which reflect straight-line amortization over a five-year period, are based on a single option valuation approach. The compensation expense is recognized on a straight-line basis over the vesting period.

Stock options granted to non-employees are accounted for under EITF 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. While we would expect that future stock option recipients, if there are subsequent option grants, will be predominantly our employees, we did have one instance in fiscal 2005 where a non-employee consultant received stock options and we will consider similar arrangements in the future as appropriate.

Impairment of Long-lived Assets

We periodically review our long-lived assets including property, plant and equipment, capitalized software development and identifiable intangible assets, for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to determine whether any events or circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. These estimates require management judgment and certain assumptions about future undiscounted cash flows and fair value. Our estimates of anticipated future cash flows could be reduced significantly in the future. As a result, the carrying amount of our long-lived assets could be reduced through impairment charges in the future. Additionally, changes in estimated future cash flows could result in a shortening of estimated useful lives for long-lived assets including intangibles.

Pension Plans

Our pension and post-retirement benefit costs are developed from actuarial valuations. Inherent in these valuations are assumptions we determine after consultation with our actuaries, including discount rates, expected returns on plan assets, rates of compensation increases and medical cost inflation. In selecting the rates and returns, we are required to consider current market conditions, including changes in interest rates. Material changes in our pension and post-retirement benefit costs may occur in the future, resulting from fluctuations in our headcount in addition to changes in the assumptions. For example, in fiscal 2004, Harry & David Operations Corp. incurred additional plan curtailment costs due to a reduction in force, primarily at YCI and its affiliates, which triggered higher pension expenses.

Results of Operations

The following table presents information about our results of operations, in dollar terms and expressed as a percentage of net sales, for fiscal 2003, 2004 and 2005:

	Predecessor						Successor
	Fiscal year ended						Period June 17, 2004 to March 26, 2005
	March 29, 2003 (Restated)		March 27, 2004 (Restated)		Period March 28, 2004 to June 16, 2004
Net sales	$515,131	100.0%	$522,162	100.0%	$61,845	100.0%	$499,971	100.0%
Costs and expenses:
Cost of goods sold	289,049	56.1	295,706	56.6	46,152	74.6	273,347	54.7
Selling, general and administrative	205,338	39.9	211,951	40.6	41,488	67.1	174,494	34.9

	494,387	96.0	507,657	97.2	87,640	141.7	447,841	89.6

Operating income (loss)	20,744	4.0	14,505	2.8	(25,795)	(41.7)	52,130	10.4

Other (income) expense:
Interest income	(29)	–	(34)	–	(8)	–	(601)	(0.1)
Interest expense	654	0.1	411	0.1	21	–	29,712	5.9
Loss on investments	1,017	0.2	–	–	–	–	–	–
Gain on vendor settlement	–	–	(3,735)	(0.7)	–	–	–	–
Other (income) expense	216	–	(1,072)	(0.2)	–	–	(268)	(0.1)

	1,858	0.4	(4,430)	(0.8)	13	–	28,843	5.8

Income (loss) before income taxes	18,886	3.7	18,935	3.6	(25,808)	(41.7)	23,287	4.7
Provision (benefit) for income taxes	8,635	1.7	8,098	1.6	(10,476)	(16.9)	11,845	2.4

Net income (loss)	$10,251	2.0%	$10,837	2.1%	$(15,332)	(24.8)%	$11,442	2.3%

Other data:
EBITDA(1)	$36,434	7.1%	$36,728	7.0%	$(19,741)	(31.9)%	$64,602	12.9%

Adjusted EBITDA(1)	$48,435	9.4%	$48,577	9.3%	$(17,508)	(28.3)%	$71,153	14.2%

(1)	For an explanation of why management believes EBITDA and Adjusted EBITDA are useful measures for understanding our results of operations and a reconciliation of EBITDA and Adjusted EBITDA to the most comparable GAAP measures, see footnote 3 “Summary—Summary Historical Consolidated Financial Data.”

The audited consolidated financial statements for fiscal 2004 and fiscal 2003 have been restated to comply with recent SEC guidance on lease accounting. On February 7, 2005, the Office of the Chief Accountant of the SEC issued a letter to the AICPA expressing its views regarding certain operating lease-related accounting issues and their application under GAAP. In light of this letter, our management initiated a review of its lease accounting and determined that our then-current method of accounting for leasehold improvements funded by landlord incentives or allowances under operating leases (tenant improvement allowances) and our then-current method of accounting for rent holidays were not in accordance with GAAP as interpreted in the recent SEC letter issued to the AICPA.

Fiscal 2005 Compared to Fiscal 2004

Consolidated net sales.  The following table summarizes our consolidated net sales and net sales by operating segment for fiscal 2004 and fiscal 2005 (amounts may not sum due to rounding):

	Predecessor				Successor
	Fiscal 2004 (Restated)	Percentage	Twelve Weeks Ended June 16, 2004	Percentage	Forty Weeks Ended March 26, 2005	Percentage
	(dollars in thousands)				(dollars in thousands)
Harry and David Direct Marketing	$314,139	60.2%	$27,706	44.8%	$319,550	63.9%
Harry and David Stores	119,991	23.0	18,045	29.2	112,741	22.5
Jackson & Perkins	79,854	15.3	15,206	24.6	57,738	11.5
Other	8,178	1.6	888	1.4	9,942	2.0

Total net sales	$522,162	100.0%	$61,845	100.0%	$499,971	100.0%

Consolidated net sales for fiscal 2005 increased by $39.7 million, or 7.6%, to $561.8 million from $522.2 million in fiscal 2004. The increase was a result of increased sales in the Harry and David Direct Marketing and Harry and David Stores segments, combined with higher net sales in the Harry and David wholesale channel, which is included in the Other category. The positive impact of these higher net sales was offset, in part, by weaker net sales in the Jackson & Perkins segment.

Harry and David Direct Marketing segment net sales, which include catalog, Internet, business-to-business and outbound telemarketing, increased $33.1 million, or 10.5%, to $347.3 million in fiscal 2005 from $314.1 million in fiscal 2004. The sales growth was driven in part by increased catalog circulation, Internet advertising expenditures, continued expansion of our Internet partnerships and growth in our customer and gift recipient database through new customer acquisition. Business-to-business orders grew primarily from more effective direct selling. Post-Christmas holiday sales remained strong and also benefited from an earlier Easter holiday in fiscal 2005.

Harry and David Stores segment net sales increased $10.8 million, or 9.0%, to $130.8 million in fiscal 2005 from $120.0 million in fiscal 2004. The increase was primarily due to comparable store sales growth driven by improvements in merchandising, inventory management, and a new field incentive program for store and district managers that was introduced in August 2004. The Harry and David Stores management team also emphasized higher quality merchandise and the introduction of an increased number of new products and improved services. Excluding the effect of a second Easter holiday during our fiscal 2005, comparable store sales increased approximately 8.0% in fiscal 2005 compared to an increase of 1.7% in fiscal 2004. A store becomes comparable in the first fiscal month after it has been open for a full twelve fiscal months, at which point its results are included in comparable sales comparisons. When a store’s square footage has been changed as a result of reconfiguration or relocation in the same mall or retail complex, the store continues to be treated as a comparable store.

Jackson & Perkins segment net sales decreased $6.9 million, or 8.7%, to $72.9 million in fiscal 2005 from $79.9 million in fiscal 2004 primarily as a result of the lower rose crop harvest yields, due in part to a new growing technique introduced in fiscal 2003. Jackson & Perkins direct marketing sales, which include catalog, Internet and outbound telemarketing net sales, decreased $1.0 million, or 2.2%, to $43.6 million from $44.6 million as a result of increased competition and weak demand in the Southeastern United States driven by weather related issues, which were partially offset by higher net sales during the holiday selling season. Jackson & Perkins wholesale net sales decreased $4.8 million, or 14.8%, to $27.9 million in fiscal 2005 from $32.7 million in fiscal 2004. Lower sales in wholesale were driven primarily by lower rose crop harvest yields and quality issues with the prior year crop, due in part, to a new growing technique first introduced in fiscal 2003, which caused higher returns and allowances compared to the previous year. Sales of rotational farm crops that we plant in our rose field of $1.4 million in fiscal 2005, were $1.1 million lower than fiscal 2004 due to fewer acres planted due to the loss of a major vegetable contract.

Other category net sales increased by $2.7 million, or 32.4%, to $10.8 million in fiscal 2005 from $8.2 million in fiscal 2004. Harry and David wholesale accounted for $2.3 million of this sales growth, with net sales growing to $8.8 million from $6.5 million, primarily due to increased sales to new and existing wholesale customers. Additional net sales included in the Other category consist primarily of net sales of commercial grades of pears grown in our orchards. In fiscal 2005, these other sales totaled $2.0 million, an increase of $0.4 million over fiscal 2004.

Cost of goods sold.  Cost of goods sold, which includes product costs, labor for our agricultural, manufacturing and packaging operations, costs of warehousing and fulfillment, and product delivery costs, increased $23.8 million, or 8.0%, to $319.5 million in fiscal 2005 from $295.7 million in fiscal 2004. Cost of goods sold as a percentage of consolidated net sales was 56.9% in fiscal 2005 as compared to 56.6% in fiscal 2004. The increase in cost of goods sold as a percentage of consolidated net sales was primarily a result of increased returns and allowances and a combination of the implementation of a strategy to selectively use reduced customer delivery charges to drive sales growth, while incurring increased delivery expenses due, in part, to higher fuel costs and greater last minute demand for gifts. Returns and allowances increased to 2.9% of net sales in fiscal 2005 from 2.4% the prior year. The increased returns and allowances were primarily from higher holiday and late season sales which were impacted by adverse weather immediately before Christmas. Partially offsetting these cost of goods sold increases were reductions in inventory reserve expense, primarily related to establishing additional reserves in fiscal 2004 for carryover product. Fixed cost of goods sold spending in fiscal 2005 was also leveraged over the higher sales base for the year.

Selling, general and administrative expenses.  Selling, general and administrative expenses increased $4.0 million, or 1.9%, to $216.0 million in fiscal 2005 from $212.0 million in fiscal 2004. Selling, general and administrative expenses as a percentage of consolidated net sales were 38.4% in fiscal 2005 compared to 40.6% in fiscal 2004. The increase in selling, general and administrative costs was primarily due to increased spending on circulation, promotion and advertising. Additionally, one-time brand consulting fees were incurred related to evaluating the Harry and David brand strategy and information technology strategy projects, credit fees were higher due to higher sales, and incentive compensation expense increased over the prior year. These increases in expenses over the prior year were partially offset by lower depreciation and amortization costs due to property, plant and equipment valuation adjustments associated with purchase accounting. Additionally, fixed asset impairment charges for fiscal 2005 decreased $3.3 million over the prior year. Long-lived assets, including fixed assets and intangible assets with finite useful lives, are evaluated periodically for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of the undiscounted future cash flows is less than the carrying value, we recognize an impairment loss measured as the amount by which the carrying value exceeds the fair value of the asset. There were no fixed asset impairment charges for fiscal 2005. For fiscal 2004, we recognized $1.9 million for stores impairment charges, $1.2 million related to terminated capital expenditure projects and $0.2 million for orchard tree removal of underperforming blocks. The improvement in the selling, general and administrative expenses as a percentage of consolidated net sales was primarily due to leveraging fixed selling, general and administrative expenses over higher net sales, which increased by $39.7 million or 7.6%.

Other (income) expense.  Other expense increased by $33.3 million, to $28.9 million in fiscal 2005 from other income of $(4.4) million in fiscal 2004. This increase is primarily due to the combination of higher interest expense from debt incurred in conjunction with our acquisition of Harry & David Operations Corp. from YCI in June 2004, fees associated with the refinancing of our second lien term loan with our notes in February 2005, income from the one-time collection of a legal settlement in August 2003 and proceeds from a demutualization of a company life insurance policy in March 2004.

EBITDA and Adjusted EBITDA.  EBITDA, representing net income before net interest expense, income taxes, depreciation and amortization, increased $8.1 million, or 22.1%, to $44.9 million in fiscal 2005 from $36.7 million in fiscal 2004. The increase was primarily due to YCI asset depreciation and amortization that was treated as a cash corporate charge to us in fiscal 2004 and was therefore not added into the EBITDA calculation for fiscal 2004. These assets were transferred back to us at the beginning of fiscal 2005, and the associated depreciation and amortization expense is included in EBITDA for fiscal 2005. Adjusted EBITDA, which additionally adds back certain expenses that management believes are not representative of our future operating performance, increased $5.1 million, or 10.4%, to $53.6 million in fiscal 2005, from $48.6 million in fiscal 2004, due primarily to the increase in sales. Items added back or subtracted to calculate Adjusted EBITDA in fiscal 2005 include:

•	$2.7 million of compensation expense in connection with a reduction in force implemented beginning in August 2004 and not at the beginning of the fiscal year 2005 which started in April 2004;

•	$1.5 million of losses incurred at 22 underperforming stores that were closed or are in the process of being closed during fiscal 2005 and fiscal 2006, and we have established a $3.2 million restructuring accrual for 19 of these stores;

•	$1.5 million for a non-cash charge incurred due to a step-up in inventory value and store leaseholds associated with purchase accounting;

•	$1.6 million of one-time consulting costs associated with evaluating the Harry and David brand strategy and information technology strategy projects and employee executive recruiting charges;

•	$0.9 million in an asset impairment charge related to a lower rose crop harvest yield, due in part to a new growing technique introduced in fiscal 2003;

•	$0.8 million of fees paid to our equity sponsors since the June 17, 2004 acquisition under the financial management, consulting and advisory services agreement entered into in connection with the June 2004 acquisition; and

•	$(0.3) million of income related to collection of a note receivable previously written off during fiscal 2002.

For an explanation of why management believes EBITDA and Adjusted EBITDA are useful measures for understanding our results of operations and a reconciliation of EBITDA and Adjusted EBITDA to the most comparable GAAP measures, see footnote (3) to “Summary—Summary Historical Consolidated Financial Data.”

Income taxes.  The provision for income tax expense in fiscal 2005 was $1.4 million on a pre-tax loss of $2.5 million, as compared to a provision of $8.1 million in fiscal 2004 on pre-tax income of $18.9 million. The tax provision in fiscal 2005 was primarily due to a relatively small pre-tax loss rather than income in fiscal 2005 and state net operating losses for which no tax benefit is recorded. At the end of fiscal 2005, the net current deferred tax liability was $37.1 million and there was a net long-term deferred tax asset of $7.1 million.

Fiscal 2004 Compared to Fiscal 2003

Consolidated net sales.  The following table summarizes our consolidated net sales and net sales by operating segment for fiscal 2003 and fiscal 2004 (amounts may not sum due to rounding):

	Fiscal 2003 (Restated)	Percentage	Fiscal 2004 (Restated)	Percentage
	(dollars in thousands)
Harry and David Direct Marketing	$312,231	60.6%	$314,139	60.2%
Harry and David Stores	112,963	21.9	119,991	23.0
Jackson & Perkins	84,988	16.5	79,854	15.3
Other	4,949	1.0	8,178	1.6

Total net sales	$515,131	100.0%	$522,162	100.0%

Consolidated net sales for fiscal 2004 increased by $7.0 million, or 1.4%, to $522.2 million from $515.1 million in fiscal 2003. The increase was primarily due to expanded use of Internet partnerships and a recovery in business-to-business sales in the Harry and David Direct Marketing segment, a full year of sales from 32 stores open for only a partial year in fiscal 2003 in the Harry and David Stores segment and growth in net sales in the Other category, primarily from sales through the Harry and David wholesale channel. These increases were partially offset by lower sales from reduced demand in the Jackson & Perkins segment due to decreased catalog circulation and a reduction in non-rose perennial sales in direct marketing, as well as lower wholesale rose sales.

Harry and David Direct Marketing segment net sales increased $1.9 million, or 0.6%, to $314.1 million in fiscal 2004 from $312.2 million in fiscal 2003. The increase was primarily due to the combination of expanded use of Internet partnerships, a recovery in business-to-business sales and a small increase in catalog circulation. Net sales from Internet partnerships include Internet portals, affiliates (referral sites), key word search (e.g. gift baskets, fruit gifts) and other partnerships. These net sales more than offset the effects of the strategy implemented in fiscal 2003 and which continued to a lesser extent in fiscal 2004, which aimed at improving operating profit through reduced advertising expense. Use of this strategy in both fiscal 2003 and fiscal 2004 reduced net sales and expenses and resulted in a reduction in the size of our customer database from fiscal 2003. As a result, management concluded that this strategy was not sustainable in the long-term and discontinued it during fiscal 2004.

Harry and David Stores segment net sales for fiscal 2004 increased by $7.0 million, or 6.2%, to $120.0 million in fiscal 2004 from $113.0 million in fiscal 2003. The increase was primarily due to the inclusion of a full year of net sales for the 32 stores opened for a partial year-period in fiscal 2003 and merchandising and inventory management improvements made in the latter half of the year by a new store management team. The new management team emphasized higher quality merchandise, new seasonal products, services such as Baskets by YouSM custom gifts and enhanced delivery services for individual customers and business-to-business clients. In addition, a new dynamic inventory replenishment methodology was implemented for the holiday selling season of fiscal 2004, which reduced out of stock lost sales compared to fiscal 2003. As a result of these changes, comparable store sales increased from the prior period by 1.7% in fiscal 2004 compared to a decrease of 8.1% in fiscal 2003. A store becomes comparable in the first fiscal month after it has been open for a full twelve fiscal months, at which point its results are included in comparable sales comparisons. When a store’s square footage has been changed as a result of reconfiguration or relocation in the same mall or retail complex, the store continues to be treated as a comparable store.

Jackson & Perkins segment net sales decreased $5.1 million, or 6.0%, to $79.9 million in fiscal 2004 from $85.0 million in fiscal 2003. The decrease was mainly due to reductions in sales in both the direct marketing and wholesale channels. Direct marketing net sales, which include catalog, Internet and outbound telemarketing net sales, decreased $1.7 million or 3.7%, to $44.6 million in fiscal 2004. This decrease in direct marketing net sales was primarily due to a decrease in catalog circulation and a decrease in non-rose perennial plant sales. Competition in non-rose perennial plant sales intensified with increased mailing by key direct marketing competitors and the continuing market shift to home improvement retailers. Although rose sales held steady with improving margins and we also experienced growth from gift and accessory products, this growth was not enough to offset the decrease in net sales of non-rose perennial plants. Wholesale net sales decreased by $3.6 million, or 9.8%, to $32.7 million in fiscal 2004 from $36.3 million in fiscal 2003. This decrease resulted from growing and selling fewer roses, a rose harvest shortfall, container-rose quality problems at one partner site resulting in higher returns and allowances and lower than anticipated royalty income.

Other category net sales increased by $3.2 million, or 65.2%, to $8.2 million in fiscal 2004 from $4.9 million in fiscal 2003. Harry and David wholesale generated net sales of $6.5 million in fiscal 2004, an 88.5% increase over the $3.5 million generated its first full year (fiscal 2003) primarily due to deeper penetration of the department store segment of the wholesale market. Additional net sales included in this other category consist primarily of net sales of commercial grades of pears grown in our orchards. In fiscal 2004, these other net sales totaled $1.6 million, an increase of $0.2 million over fiscal 2003.

Cost of goods sold.  Our cost of goods sold increased $6.7 million, or 2.3%, to $295.7 million in fiscal 2004 from $289.0 million in fiscal 2003. Cost of goods sold as a percentage of consolidated net sales was 56.6% in fiscal 2004 as compared to 56.1% in fiscal 2003. Cost of goods sold as a percentage of net sales was essentially flat in the Harry and David Direct Marketing segment, but increased in all other categories, including the other category, in fiscal 2004 due to a higher excess and obsolete inventory reserve, unfavorable orchard yields of pears and peaches, unfavorable rose yields and increased markdowns in the Harry and David Stores segment to liquidate discontinued merchandise. The reclassification of certain expenses related to the transfer of administrative functions to YCI resulted in a $3.0 million reduction in cost of goods sold and an offsetting increase to selling, general and administrative expenses in fiscal 2004 as compared to fiscal 2003.

Selling, general and administrative expenses.  In fiscal 2004, selling, general and administrative expenses increased $6.6 million, or 3.2%, to $212.0 million in fiscal 2004 from $205.3 million in fiscal 2003. Selling, general and administrative expenses as a percentage of consolidated net sales were 40.6% in fiscal 2004 as compared to 39.9% in fiscal 2003. The increase in selling, general and administrative expenses in fiscal 2004 was primarily due to a $1.6 million increase in store impairment charges in the Harry and David Stores segment to $1.9 million, a full year of selling, general and administrative expenses for the 32 stores opened in fiscal 2003 and a $3.0 million increase from a reclassification of expense from cost of goods sold relating to transfers of certain administrative functions to YCI.

Long-lived assets, including fixed assets and intangible assets with finite useful lives, are evaluated periodically for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of the undiscounted future cash flows is less than the carrying value, we recognize an impairment loss measured as the amount by which the carrying value exceeds the fair value of the asset. In fiscal 2004, we recognized the following impairments:

•	$1.9 million for seven stores in the Harry and David Stores segment;

•	$1.2 million of architect and engineering planning costs incurred for capital projects cancelled in fiscal 2004; and

•	$0.2 million related to underperforming orchard blocks where the trees were removed.

In fiscal 2003, we recognized an impairment charge of $0.3 million relating to a store closing.

Other (income) expense.  We had other income of $4.4 million in fiscal 2004 as compared to other expense of $1.9 million in fiscal 2003. This difference resulted primarily from the receipt of proceeds from the settlement of litigation against a vendor for a net of $3.7 million income and proceeds from the demutualization of a company life insurance policy of $1.0 million in fiscal 2004. Additionally, a $1.0 million loss on equity investment was incurred in fiscal 2003.

EBITDA and Adjusted EBITDA.  EBITDA increased approximately $0.3 million, or 0.8%, to $36.7 million in fiscal 2004 from $36.4 million in fiscal 2003. Adjusted EBITDA, which additionally adds back certain expenses that management believes are not representative of our future operating performance, increased $0.1 million, or 0.3%, to $48.6 million in fiscal 2004 from $48.4 million in 2003. Items added back or subtracted to calculate Adjusted EBITDA in fiscal 2004 include (amounts may not sum due to rounding):

•	$9.6 million of YCI depreciation and amortization expense that was charged to us as part of the cash corporate charge during fiscal 2004 and fiscal 2003. Ownership of our information technology assets was transferred to YCI at the beginning of fiscal 2003 and subsequently transferred back to us at the beginning of fiscal 2005;

•	$4.4 million of asset impairments consisting of $1.9 million for seven stores, $1.2 million for terminated capital expenditure projects, $.2 million relating to certain orchards, and $1.1 million additional inventory expense to reserve against carryover inventory;

•	$2.1 million for restructuring costs related to severance and FAS88 pension adjustments. The FAS88 adjustment were costs incurred due to a reduction in force, primarily at YCI and its affiliates, which triggered higher pension expenses;

•	$1.9 million of losses incurred at 21 underperforming stores during fiscal 2004, 19 for which we have established a $3.2 million restructuring accrual in fiscal 2005. These stores were closed or are in the process of being closed during fiscal 2005 and fiscal 2006;

•	$(1.4) million related to incremental additional incentive compensation expense over the actual expense that was incurred to arrive at $2.5 million total expense in fiscal 2004 on a stand-alone basis; and

•	$(4.8) million of other income related to settlement of a litigation case and life insurance proceeds from a demutualization of a company policy.

For an explanation of why management believes EBITDA and Adjusted EBITDA are useful measures for understanding our results of operations and a reconciliation of EBITDA and Adjusted EBITDA to the most comparable GAAP measures, see footnote 3 to “Summary—Summary Historical Consolidated Financial Data.”

Income taxes.  The provision for income taxes for fiscal 2004 was $8.1 million, reflecting an effective tax rate of 42.8%, as compared to $8.6 million in fiscal 2003 reflecting an effective tax rate of 45.7%. The 2.9% decrease in the effective tax rate is due to higher state income taxes recorded in fiscal 2003. At the end of fiscal 2004, the net current deferred tax liability was $42.5 million and the net long-term deferred tax liability was $7.9 million.

Liquidity and Capital Resources

Cash Flows from Operating Activities

Cash provided by operating activities totaled $56.0 million in fiscal 2005, compared to cash provided by operating activities of $29.9 million in fiscal 2004 and $20.7 million in fiscal 2003. The increase in cash provided by operating activities from fiscal 2004 to fiscal 2005 was primarily due to the effect of establishing stand-alone working capital accounts post-acquisition, as well as more aggressive management of working capital, including payables and accrued expenses. Higher delivery accruals due to the earlier Easter holiday, higher deferred revenue from increased direct marketing sales, accrued fees relating to the notes issuance, and an increase in deferred income taxes also contributed to the increase. The increase in cash provided by operating activities from fiscal 2003 to fiscal 2004 was due primarily to increased net earnings of $0.6 million, a $3.0 million receipt of a litigation claim receivable, and a $5.2 million change in deferred taxes.

Cash Flows from Investment Activities

Cash used in investment activities totaled $250.3 million in fiscal 2005, compared to $15.8 million in fiscal 2004 and $21.5 million in fiscal 2003. Capital expenditures of $12.7 million in fiscal 2005 consisted primarily of $4.9 million of upgraded and replacement information technology infrastructure, $1.5 million to redesign and improve our e-commerce system, $1.4 million to modernize our stores’ point-of-sale system, $0.7 million for orchard development and other smaller projects. Additionally, in fiscal 2005, $230.1 million was used to purchase common stock of Harry & David Operations Corp. from YCI, net of cash acquired of $22.8 million. Net activity of purchased short-term investments totaled $7.5 million in fiscal 2005. Capital expenditures in fiscal 2004 were primarily for the $9.3 million investment in a new call center facility and increased fulfillment capabilities and $2.7 million for orchard development. Capital expenditures in fiscal 2003 consisted primarily of an $11.2 million investment in stores, primarily for the opening of 32 new stores, $4.0 million for increased manufacturing capacity and capability, $3.6 million for orchard development and $2.4 million toward the initial construction of the new call center facility and increased fulfillment capabilities. These investments were financed from cash flows from operations and borrowing under our former informal borrowing arrangement with YCI.

We currently expect our capital expenditures to be approximately $17.0 million for fiscal 2006, primarily for website upgrades, information technology infrastructure, fruit processing and storage capacity, stores infrastructure and maintenance of our existing infrastructure. However, our capital expenditures may be different than currently anticipated depending upon the size and nature of new business opportunities and actual cash flows generated by our operations.

Cash Flows from Financing Activities

Cash provided by financing activities totaled $251.0 million in fiscal 2005, compared to cash used in financing activities of $14.9 million in fiscal 2004 and cash provided by financing activities of $0.3 million in fiscal 2003. The increase in fiscal 2005 was due primarily to the $245.0 million issuance of our notes in February 2005, $9.4 million payments for deferred financing costs related to the issuance of our notes and the refinancing of our credit facilities in February 2005, and $28.8 million increase in cash provided under our informal borrowing arrangement with YCI due to the timing of the acquisition in relation to our seasonal funding requirements. The decrease in fiscal 2004 compared to fiscal 2003 was due primarily to a higher level of excess operating cash that was deposited with YCI under our former informal borrowing arrangement with YCI.

Historical Borrowing Arrangements

Historically, Harry & David Operations Corp.’s principal sources of liquidity were cash provided by operations and funds available for borrowing under its informal borrowing arrangement with YCI. Borrowings under the informal borrowing arrangement with YCI were used to finance working capital and investing activities.

Amounts outstanding under the informal borrowing arrangement accrued interest at the one-month LIBOR rate as of the first business day of the month plus 30 basis points (1.39% as of March 27, 2004). The rate was applied to the outstanding payable balance based on the actual number of days in the month divided by 360. Additionally, on a daily basis, Harry & David Operations Corp. deposited excess funds with YCI. These deposits were applied to the balance of any borrowings from YCI under the informal borrowing arrangement. On any net receivable balance, Harry & David Operations Corp. earned interest from YCI at the same interest rate as it would have paid to YCI if it had a net liability balance payable to YCI at that time. All outstanding receivables owing to Harry & David Operations Corp. under the YCI borrowing arrangement were repaid in connection with the acquisition of Harry & David Operations Corp.’s common stock by us and all intercompany debt was forgiven.

Current Borrowing Arrangements

Since the acquisition, our principal sources of liquidity have been available cash, cash flows from operations and borrowings under the $125.0 million revolving credit facility entered into by our subsidiary, Harry & David Operations Corp. Harry & David Operations Corp.’s ability to borrow under the revolving credit facility is subject to compliance with the borrowing base and with financial covenants and other customary conditions, including that no event of default under the facility shall have occurred and be continuing. Borrowings under the revolving credit facility bear interest, at Harry & David Operations Corp.’s option, at either a base rate, based on the higher of the federal funds rate plus 0.5% or the prime commercial lending rate of UBS AG, or a Eurodollar rate, based on the rate offered in the London interbank market, plus in each case a borrowing margin determined based on our consolidated leveraged ratio. Due to the seasonal nature of our business, we draw on our revolving credit facility to provide seasonal working capital to support inventory buildup and catalog production in advance of the holiday selling season and for other general corporate purposes. We have consistently generated substantial amounts of cash each holiday selling season. We are required by our banks to pay down the revolving credit facility to zero by the next business day following December 25 of each year. Cash generated during the holiday selling season is also typically used to fund our operations for several months during the post-holiday selling season, until we begin to build inventories and other working capital components again to support our holiday selling season the following year. As of March 26, 2005, we had no borrowings and approximately $4 million of letters of credit outstanding under the revolving credit facility.

Harry & David Operations Corp.’s obligations under the revolving credit facility are guaranteed by us and by all of Harry & David Operations Corp.’s existing and future direct and indirect domestic subsidiaries and are secured by first-priority pledges of the stock of Harry & David Operations Corp. and each of the subsidiary guarantors’ equity interests and 65% of the equity interests of any future first-tier foreign subsidiaries, as well as first-priority security interests in and mortgages on all of our, Harry & David Operations Corp.’s and each of the subsidiary guarantors’ respective tangible and intangible property.

The revolving credit facility requires mandatory prepayments upon the receipt of proceeds from certain assets sales, casualty events and debt offerings. The revolving credit facility contains customary affirmative and negative covenants for senior secured credit facilities of this type, including, but not limited to, limitations on the incurrence of indebtedness, asset dispositions, acquisitions, investments, dividends and other restricted payments, liens and transactions with affiliates.

In addition, the revolving credit facility requires that, on a consolidated basis, we meet and maintain certain financial ratios and tests, including a maximum total leverage ratio, minimum interest coverage ratio, minimum fixed charge coverage ratio, minimum total liquidity and maximum capital expenditures. The applicable ratios under each covenant for fiscal 2006 (meaning, for purposes of this section only, a fiscal year ending June 24, 2006) are as follows:

Maximum Leverage Ratio.

Fiscal Quarter	Leverage Ratio
First fiscal quarter of fiscal year 2006	6.75 to 1.0
Second fiscal quarter of fiscal year 2006	5.40 to 1.0
Third fiscal quarter of fiscal year 2006	5.40 to 1.0
Fourth fiscal quarter of fiscal year 2006	5.75 to 1.0

Minimum Interest Coverage Ratio.  2.0 to 1.0.

Minimum Fixed Charge Coverage Ratio.  1.1 to 1.0.

Limitation on Capital Expenditures.  $18.3 million.

If the aggregate amount of capital expenditures for any fiscal year is less than the amount permitted for such fiscal year (before giving effect to any carryover), then 50% of the shortfall may be added to the amount of capital expenditures permitted for the immediately succeeding fiscal year if the amount expended in such fiscal year would not exceed 150% of the amount permitted for such fiscal year (before any carryover), with carryover to be determined as provided in the revolving credit agreement.

Minimum Total Liquidity.  $15,000,000. For the purposes of the revolving credit facility, “Total Liquidity” is defined as the sum of the “Excess Availability,” as defined under the revolving credit facility, at any time plus our and our subsidiaries, cash and cash equivalents at such time.

Our ability to comply with these covenants and to meet and maintain such financial ratios and tests may be affected by events beyond our control, such as those described under “Risk Factors.”

The revolving credit facility contains customary events of default, including, but not limited to, failure to pay principal, interest or fees, failure of any representation or warranty to be true in all material respects when made or deemed made, defaults under other debt instruments, including under the indenture governing the notes, loss of liens on collateral, invalidity of guarantees and commencement of a bankruptcy or similar proceeding by or on behalf of a credit party and judgments against a credit party.

In February 2005, Harry & David Operations Corp. sold $70.0 million aggregate principal amount of its floating rate notes due 2012 and $175.0 million aggregate principal amount of its senior notes due 2013. The notes are senior unsecured indebtedness, are guaranteed by us and by all of Harry & David Operations Corp. current and future domestic subsidiaries and rank equal in right of payment with all other unsubordinated, unsecured indebtedness of the issuer and each guarantor. Interest on the floating rate notes is payable quarterly in arrears March 1, June 1, September 1 and December 1 of each year at a rate equal to the LIBOR rate plus 5.0%. Interest on the senior notes is payable semi-annually in arrears on March 1 and September 1 of each year at a rate equal to 9.0% per annum.

The notes are redeemable in whole or in part, at Harry & David Operations Corp.’s option, at any time on or after March 1, 2007, in the case of the floating rate notes, or after March 1, 2009, in the case of the senior notes, in each case, at specified redemption prices. Harry & David Operations Corp. may also redeem the notes at any time prior to March 1, 2007, in the case of the floating rate notes, and March 1, 2009, in the case of the senior notes, at a price equal to 100% of the principal amount plus a make-whole premium. If certain conditions are met, up to 35% of the aggregate principal amount of each series of the notes may be redeemed using the net proceeds of a qualified equity offering of Harry & David Operations Corp.’s or our common stock, prior to March 1, 2007, in the case of the floating rate notes, and prior to March 1, 2008 in the case of the senior notes, at specified redemption prices. We intend to use a portion of the net proceeds of this offering to redeem up to $24.5 million of the floating rate notes and $61.3 million of the senior notes in each case, including accrued and unpaid interest and the applicable premium.

The indenture governing the notes contains various restrictive covenants and events of default applicable to Harry & David Operations Corp. and its restricted subsidiaries similar to those contained in our revolving credit facility. These limitations however are subject to a number of exceptions and qualifications.

Our debt service requirements consist primarily of interest expense on the notes and on any future borrowings under our revolving credit facility. Our other short-term cash requirements are expected to consist mainly of cash to fund our operations, capital expenditures, cash payments under various operating and capital leases and repayment of any borrowings under our revolving credit facility, as described below under “—Contractual Obligations.”

Although we do not have an extensive history of acquisitions, we may make acquisitions in the future. We expect to finance any future acquisitions using cash, capital stock, debt securities or the assumption of indebtedness. However, the restrictions imposed on us by the agreements governing our debt outstanding at the time may affect this strategy. In addition, to fully implement our growth strategy and meet the resulting capital requirements, we may be required to request increases in amounts available under our revolving credit facility, enter into new credit facilities, issue new debt securities or raise additional capital through equity financings. We may not be able to obtain an increase in the amounts available under our revolving credit facility on satisfactory terms, if at all, and we may not be able to successfully complete any future bank financing or other debt or equity financing on satisfactory terms, if at all. As a result, our ability to make future acquisitions is uncertain. We may also incur expenses in pursuing acquisitions that are never consummated.

Based upon our current operations and historical results, we believe that our cash flow from operations, together with available cash and borrowings under our revolving credit facility, will be adequate to meet our anticipated requirements for working capital, capital expenditures, lease payments and scheduled interest payments and to fund our future growth for the next 12 months. To the extent additional funding is required, we expect to seek additional financing in the public or private debt or equity capital markets. We may not be successful in obtaining additional financing, if needed, or if available, any additional financing may not be on terms favorable to us.

In addition, prior to the acquisition, Harry & David Operations Corp. was part of the YCI group of companies and received financing from YCI and its affiliates. Our equity sponsors, Wasserstein and Highfields, are not obligated to provide financing to us as YCI and its affiliates did in the past. If we are unable to obtain the capital we require to implement our business strategy, or to obtain the capital we will require on acceptable terms or in a timely manner, we would attempt to take appropriate responsive actions to tailor our activities to our available financing, including revising our business strategy and future growth plans to accommodate the amount of financing available to us.

Contractual Obligations

The following table presents our contractual obligations, as of March 26, 2005:

	As of March 26, 2005 Payment due by period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
	(dollars in thousands)
Long-term debt obligations	$245,000	$–	$–	$–	$245,000
Capital lease obligations	–	–	–	–	–
Operating lease obligations	95,543	20,139	31,347	22,979	21,078
Purchase obligations	17,621	17,621	–	–	–
Pension obligations	29,741	2,776	6,484	7,461	13,020

Total	$387,905	$40,536	$37,831	$30,440	$279,098

On a pro forma basis, after giving effect to this offering and the application of proceeds from this offering, long-term debt obligations would have totaled $159.3 million, all of which would have been due in more than five years. All other contractual commitments would have remained the same as shown in the table above.

Off Balance Sheet Arrangements

Leases

We lease certain properties consisting primarily of retail stores, distribution centers, and equipment with original terms ranging from three to twenty years. Certain of these leases contain purchase options and renewal options for various terms. In addition to minimum rental payments, certain of our retail store leases require us to make contingent rental payments, which are based upon certain factors such as sales volume and property taxes. The contingent rental expense is accrued in each reporting period if achievement of any factor is considered probable.

Total rental expense for all operating leases was as follows:

	Predecessor			Successor
	Fiscal year ended		Period March 28, 2004 to June 16, 2004	Period June 17, 2004 to March 26, 2005
	March 29, 2003 (Restated)	March 27, 2004 (Restated)
	(dollars in thousands)			(dollars in thousands)
Minimum rent expense	$23,161	$24,326	$4,140	$21,908
Contingent rent expense	374	247	3	149

Total rent expense	$23,535	$24,573	$4,143	$22,057

The aggregate minimum annual rental payments under non-cancelable operating leases in effect at March 26, 2005 were as follows:

Fiscal year	Amount
(dollars in thousands)
2006	$20,139
2007	17,015
2008	14,332
2009	12,824
2010	10,155
Thereafter	21,078

Total	$95,543

Recent Accounting Pronouncements

On February 7, 2005, the Office of the Chief Accountant of the SEC issued a letter to the AICPA expressing its views regarding certain operating lease-related accounting issues and their application under GAAP. In light of this letter, our management initiated a review of its lease accounting and determined that our then-current method of accounting for leasehold improvements funded by landlord incentives or allowances under operating leases (tenant improvement allowances) and our then-current method of accounting for rent holidays were not in accordance with GAAP as interpreted in the recent SEC letter issued to the AICPA. We have restated our consolidated financial statements for fiscal 2004 and fiscal 2003 to comply with recent SEC guidance on our lease accounting.

In November 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) regarding EITF Issue No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations. SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires that the results of operations of a component of an entity that either has been disposed of or classified as held for sale should be reported in discontinued operations if: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. EITF Issue No. 03-13 addresses how companies should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from its ongoing operations and the types of continuing involvement that constitute “significant” continuing involvement. The consensus ratified in EITF Issue No. 03-13 is effective for a component of an entity that is disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004, or earlier if disposed of or classified as held for sale within the company’s fiscal year that includes the date of consensus ratification. We do not expect that the adoption of EITF Issue No. 03-13 beginning in January 2005 will have a significant impact on our consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an Amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. We are currently evaluating the impact of this standard on our consolidated financial statements.

In October 2004, the American Jobs Creation Act, or the Jobs Act, was signed into law. The Jobs Act provides a special deduction with respect to the income of certain U.S. manufacturing activities and a one-time 85% deduction of dividends received for certain foreign earnings that are repatriated, as defined in the Jobs Act. We are currently evaluating the impact of the manufacturing deduction, which may impact our consolidated financial statements as early as the fiscal year beginning March 27, 2005. In December 2004, the FASB issued FASB Staff Position 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004, which allows a company additional time to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings. We do not have foreign operations, and as such do not expect that this aspect of the Jobs Act will have a significant impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures Regarding Market Risk

We are exposed to certain market risks as part of our ongoing business operations, including risks from changes in interest rates and commodity prices, that could impact our financial condition, results of operations and cash flows. We plan to manage our exposure to these and other market risks through regular operating and financing activities and on a limited basis, the use of derivative financial instruments. We intend to use such derivative financial instruments as risk management tools and not for speculative investment purposes.

Interest Rate Risk

Interest on our floating rate notes and on our borrowings under the revolving credit facility accrue at variable rates based on LIBOR and the federal funds overnight rate, among other things. Assuming we were to borrow the entire amount available under our revolving credit facility, together with the floating rate notes, a 1% change in the interest rate on our variable rate debt would result in a $1.95 million corresponding effect on our interest expense on an annual basis. The interest rates on our variable rate long-term debt will reflect the market rate of the floating rate notes sold in the February 2005 offering, and therefore the carrying value of our variable rate long-term debt is expected to approximate fair value.

Commodity Risk

We have commodity risk as a result of some of the raw materials we utilize in our business, including paper for our catalog operations, corrugated packaging for our shipping needs, chocolate, butter fat, sugar and cheese used to produce some of our products, and fruit that we do not grow ourselves. Although we do not enter into formal hedging arrangements to mitigate against commodity risk, we do ensure that we have multiple sources for these commodities.

INDUSTRY

We compete in the large, fragmented and growing U.S. markets of the flower, card and gourmet food gift, specialty food, and the outdoor living industries. We believe that the industries in which we compete have attractive long-term outlooks and will provide us an opportunity to grow our core businesses.

U.S. Flower, Card and Gourmet Food Gift Industry

Market researchers estimate that the U.S. flower, card and gourmet food gift segment of the total U.S. gifting industry is approximately $46 billion in size, based on 2004 retail sales.

The U.S. flower, card and gourmet food gift industry is serviced through direct marketing (catalogs and Internet), as well as retail stores and wholesale distributors. Research has shown that because a high percentage of online and catalog customers have demonstrated a propensity to make in-store purchases and vice-versa, multi-channel retailers are well-positioned to gain an increased share of customer gift spending, thereby increasing overall product sales.

According to Unity Marketing, gifting retailers touch two target segments – the person who buys the gift and the person who receives it. For marketers, gifting has all the advantages and the promotional marketing power of sampling and word-of-mouth, but gifting magnifies and intensifies that power through the unique emotional connection between the giver and the recipient and therefore has the potential for exponential marketing.

Future Trends.  We believe the long-term outlook for the gift, flowers and card industry is attractive. We expect that the fundamental dynamics for long-term growth in the U.S. flower, gift and gourmet food gift industry will benefit us for the following reasons:

•	Increased Online Retailing. According to Unity Marketing, the Internet is expected to become a more popular source for gift shopping, as it maximizes the shoppers’ ability to find what they want easily and offers a wide selection of gifts. Forrester Research and Shop.Org estimate that online sales increased 36% in 2004 to $3.7 billion and are projected to grow by 30% in 2005. Overall online sales are expected to account for approximately 6.5% of retail sales in 2004. Online penetration for flowers, cards and gourmet food gifts has increased from approximately 3% in 2002 to approximately 8% in 2004 and is expected to increased to 10% in 2005.

•	Aging Population. Unity Marketing and our own research indicates that the peak gift spending ages are between 45 and 65 years old as individuals in this age range have more personal and business relationships and the financial means to increase their gift spending. Driving a growing gifting market is consumers’ need to connect in a more meaningful and emotional way with those they value and care about.

•	Opportunities for Cross-Channel Marketing. Unity Marketing and the National Association for the Specialty Food Trade research indicate that as more consumers turn to the web for gifts, they have become more comfortable buying items such as gift baskets and gourmet foods. Unity Marketing studies have found that a high percentage of online customers have demonstrated a propensity to make in-store purchases and vice-versa, allowing well-positioned retailers to market both gift and other category products to consumers through multiple channels, thereby increasing overall product sales.

U.S. Specialty Foods Industry

According to the National Association for the Specialty Food Trade research, the U.S. market for specialty food products had annual retail sales of approximately $25 billion in 2004. The specialty food products industry is comprised of several segments in which we compete including coffee and tea, confectionery and desserts, condiments and sauces, candy and snacks, nuts and dried fruits and jams.

Future Trends.  We believe the long-term outlook for the gourmet and specialty foods industry is favorable for the following reasons:

•	Mainstream Consumers are Demanding Higher Levels of Quality and Taste. Mainstream consumers in the U.S. in the specialty food industry are demanding higher levels of quality and taste as they are increasingly exposed to fine foods through restaurants, travel abroad and through celebrity chefs, whose creations are increasingly featured in television programs, cookbooks, mainstream magazines and lines of specialty food products.

•	Growing Number of Consumers Perceive Specialty Foods as an Affordable Treat. Data from research for specialty products and brands show that although gourmet foods hold the highest appeal to the highest income groups, there are strong pockets of interested consumers in more moderate income brackets. Consumers are also willing to spend more for high quality convenience foods.

•	Distribution Channels for Marketers are Continuing to Expand. Although upscale channels such as gourmet/specialty shops and fine department stores have historically generated the majority of gourmet product sales, currently a greater portion of sales are taking place in mass-market stores (e.g., supermarkets, drugstores, mass-merchandisers), convenience stores, warehouse clubs and a wide array of other channels, including the Internet. A broad spectrum of retailers are attracted to gourmet and specialty foods because they carry high margins, produce impulse sales and attract consumers who tend to spend more on other products in the store.

U.S. Outdoor Living Industry

The U.S. outdoor living industry is comprised of outdoor live plant materials, outdoor equipment and accessories and outdoor living services. According to a report by Unity Marketing, the United States market for outdoor living products had annual sales of $66 billion in 2004. Annual sales in this market are projected to reach approximately $89 billion by 2010.

This market segment promises to be among the more rapidly growing sectors in the consumer economy over the next five years as consumers’ homes become the hub for personal and social activities, leading to an increased importance in gardening and landscaping design.

Future Trends.  We believe the future long-term outlook for the outdoor living sector remains positive. The macro trends for long-term growth in the U.S. outdoor living industry, as well as the broader lawn and garden industry, include:

•	Aging Population. The U.S. population as a whole is aging, with the percentage of the population aged 45 and older to grow by approximately 10% by 2010. The best prospects and greatest spenders in this segment are homeowners 45 to 54 with income over $75,000, living in western states.

•	Increased Home Ownership. There has been a trend towards increased home ownership over the past several years. According to statistics released by the Department of Commerce, the rate of home ownership has increased from approximately 64% in 1992 to approximately 68% in 2002.

•	Gardening is a Favorite Hobby of Americans. Research has shown that gardening is one of the most popular pastimes for adults in the U.S. Approximately 75% of U.S. households participate in gardening activity.

BUSINESS

Overview

We are a leading multi-channel specialty retailer and producer of branded premium gift-quality fruit and gourmet food products and other gifts marketed under the Harry and David® brand, and premium rose plants, horticultural products and gifts, and other premium home and garden décor products marketed under the Jackson & Perkins® brand. Our signature Harry and David® products include our flagship Royal Riviera® pears and our Fruit-of-the-Month Club®, and our signature Jackson & Perkins® products include our award-winning premium hybrid roses, as well as patented and exclusive Simplicity®, Ronald Reagan® and Princess Diana® roses. Our marketing channels include direct mail, the Internet, business-to-business and consumer telemarketing, our Harry and David® stores and wholesale distribution through select retailers.

We have been able to expand our marketing channels and grow our net sales virtually every year over the past three decades, including through several economic cycles. We have done so by leveraging the strength and unique positioning of our brands and through strong customer loyalty.

We grow, manufacture, design or package products that account for the significant majority of our sales annually. In addition, we have created a substantial and scalable state-of-the-art infrastructure through recent significant capital expenditures in our production, fulfillment and distribution capabilities, our information technology systems, and our retail stores network. Our vertically integrated operations provide significant cost advantages, greater quality assurance and manufacturing flexibility and efficient inventory management. As a result, we believe our integrated operations and extensive infrastructure, together with the strength of our brands, signature products, and our proprietary customer and gift-recipient database, create significant barriers to entry for potential new competitors.

Our Competitive Strengths

Well-Positioned Premium Brands with Broad Appeal.  The Harry and David® and Jackson & Perkins® premium brands are among the most recognized names in U.S. direct marketing. According to a survey conducted by Harris Interactive, nearly 60% of Americans with income over $75,000, our target market, are aware of the Harry and David® brand. We have strategically positioned each brand across multiple marketing and distribution channels for long-term growth.

Loyal Customer Base with Attractive Demographics.  We have a loyal customer base with approximately 70% of Harry and David® direct marketing net sales having been generated by repeat purchasers during the last 10 years. Our typical individual customers tend to be affluent, well-educated, discerning and brand-responsive women. Because the median household income of this target group is more than twice the 2003 U.S. average, our typical individual customers, and in particular our Harry and David® customers, have historically been less affected by economic cycles. Our business customers are small and medium-sized businesses, as well as large corporations. Both our individual and corporate customers tend to place larger-than-industry average orders and have a high propensity to repurchase.

Proprietary and Diverse Product Offerings.  We focus on offering distinctive and premium foods, gifts and horticulture products, specializing in “best-in-class” and “hard-to-find” products, rather than competing with products that are mass-marketed. For example, our flagship Harry and David® product, the Royal Riviera® pear (the Comice variety), is a highly prized and distinctive fruit of limited supply. In addition, we have nearly 250 patented varieties of Jackson & Perkins® award-winning hybrid roses, which are complemented by a wide variety of perennials, bulbs and gift plants. Each season, we introduce new or refreshed products across all channels in order to attract new and repeat customers. By focusing on offering a diverse yet proprietary mix of products, we create loyal relationships with customers who purchase products not only for gift-giving occasions, but also for everyday consumption.

Vertical Integration.  We grow, manufacture, design or package products that account for a significant majority of our sales. We believe that our vertical integration allows us to maintain a higher degree of control over product quality compared with that of our competitors as we rely less heavily on third-party suppliers, particularly during peak periods. In addition, our vertical integration generally lowers our product sourcing costs, allows us to optimize product mix and enables us to adjust product inventory levels quickly to respond to changes in customer demand.

High Barriers to Entry.  Our vertically integrated operations, strength of our brands, customer loyalty, signature products, expertise in producing and delivering perishable items and expertise in data mining and marketing create high barriers to entry. We have created a substantial and scalable state-of-the-art infrastructure through recent significant capital expenditures in our production, fulfillment and distribution capabilities, our information technology systems, and our retail stores network, which we believe would be very costly for a competitor to replicate. In addition, over the past 30 years we have built and maintained a proprietary database of over 47 million customers and gift recipients. This database is integrated across all of our retail sales channels, which we believe would be difficult for a competitor to replicate in a timely and cost-efficient manner.

Experienced Management Team.  Our executive management team has extensive direct marketing, retail, manufacturing, brand management and finance expertise. On average, our executives have nearly 30 years of specialty retail experience, including experience at our company and at other leading retailers such as Neiman Marcus, Gucci, Eddie Bauer and Dayton Hudson Corporation. In addition, our executives have manufacturing experience at large branded food and consumer product companies, such as Sara Lee, Frito-Lay, Procter & Gamble and Nestlé. Our management team leverages its extensive experience and history of working together to provide business leadership at the strategic and operational level.

Our Growth Strategy

We intend to grow each of our businesses profitably by continuing to execute the following growth strategies:

Promote Our Premium Brands.  We intend to increase our investment in our Harry and David® and Jackson and Perkins® premium brands to promote a consistent brand message and enhance customer experience across all of our channels. We intend to continue to increase new product development, product usage and catalog circulation, enhance packaging, catalog and website design and expand our Internet presence. We also intend to expand our wholesale presence, enhance the format and visual presentation of our retail stores and increase targeted advertising and promotional events. We believe that these investments will lead to greater brand awareness, product usage and customer loyalty.

Leverage Our Catalogs.  Catalogs have historically been, and continue to be, our primary marketing tool. We plan to continue to expand our product mix offered, increase the number of pages in our catalogs and increase the frequency and timeliness of customer mailings. We also plan to increase catalog circulation to prospective gift recipients and consumer and business lists to generate new customers. These tactics are designed to stimulate increased sales across our catalog, Internet and store channels, and to encourage higher annual response and retention rates per customer. We believe that these types of initiatives contributed to record annual direct marketing sales in fiscal 2005 and our highest annual direct marketing sales growth since fiscal 2001 for the holiday selling season.

Increase Internet Sales.  Through our Internet channel, we intend to increase our market share of last minute gift-giving sales and enhance our brand awareness. We intend to expand our Internet joint marketing agreements with strategic online partners to acquire new customers and to continue to leverage email communications to increase sales to existing customers. We also intend to continue to leverage the Internet channel to cost efficiently manage inventory and to test and evaluate new product categories.

Grow Business-to-Business Sales.  We intend to promote and grow business-to-business sales by leveraging customized corporate catalogs and websites, increasing our dedicated direct sales force and increasing catalog circulation to business customers and lists. We intend to expand upon our existing relationships with recent large business-to-business customers such as SBC, Dex Media (a subsidiary of Qwest Communications) and Johnson & Johnson, and to aggressively pursue new business from other large corporations as well as from our traditional base of small and medium-sized business customers.

Leverage Proprietary Database.  Our proprietary database of over 47 million customers and gift recipients is integrated across all of our retail sales channels. We intend to continue to mine this database to target specific customers and to customize content pages and product assortments. We also combine this information with in-house research to identify prospective product line extensions. We will continue to leverage our proprietary customer recipient list software, manage catalog size and mailing frequency and use targeted promotions to optimize customer segment profitability. Additionally, we plan to continue to mine relevant information from our database to drive store traffic and increase cross-channel sales.

Increase Store Sales per Square Foot.  We intend to increase the sales and productivity of our Harry and David® stores by expanding our store product offerings, enhancing in-store creative merchandising and optimizing our store portfolio. We are expanding our store product categories while continuing to update our existing product offerings. Recent new or expanding product categories include wine, oil and vinegars, luxury chocolates, as well as tabletop, serveware and holiday décor. We plan to enhance our creative merchandising and advertising through improved in-store signage and product packaging, as well as through expanded in-store promotions, product samplings and tasting events. We are optimizing our store portfolio by completing our initiative to close underperforming stores and by continuing to selectively evaluate new outlet store opportunities. Further, we are upgrading selected specialty stores to test a new interior design intended to improve store layout and product presentation, increase store traffic and improve “browser-to-purchaser” conversion.

Broaden Reach of Harry and David® Wholesale.  We intend to grow our wholesale business by capitalizing on the broad appeal of our products. We intend to continue to focus on developing relationships with retailers who are leaders in their respective classes of trade and who provide access to a large number of consumers, many of whom are attractive prospective Harry and David customers. By doing so, we expect not only to increase wholesale sales but to also attract consumers to our other marketing channels. Additionally, we intend to increase the range of proprietary products sold in this channel by expanding the portfolio of snack items and by adding new items such as condiments and preserves.

Increase Jackson & Perkins Profitability.  We intend to grow the sales and profitability of the Jackson & Perkins direct marketing business by increasing our investment in catalog circulation and Internet marketing, extending the Jackson & Perkins® brand to the garden, outdoor living and home décor product categories, and expanding our successful gift business. We also intend to increase sales and improve the profitability of our Jackson & Perkins wholesale business, primarily through improved marketing strategies of our Jackson & Perkins catalog, enhanced packaging and point-of-sale materials and continued optimization of our rose growing practices.

History

Harry & David Holdings, Inc. (formerly known as Bear Creek Holdings Inc., formerly known as Pear Acquisition Inc.) was incorporated in March 2004 in Delaware solely for the purpose of acquiring Harry & David Operations Corp. (formerly known as Bear Creek Corporation). In 1910, Sam Rosenberg bought Bear Creek Orchards, 240 acres of pear orchards near Medford, Oregon that were established in 1886. In 1914, his two sons, Harry and David Holmes, developed a market for their prized Comice pears in the hotels and restaurants of Europe. With their business buffeted by the Great Depression, the two brothers developed the idea of selling their pears through mail order to customers in the United States. In 1934, the brothers made a trip to New York to advertise the pears to captains of industry as the ideal business gifts, launching the Harry and David® brand as a premier direct marketer of gift-quality fruit.

Since 1934, we have expanded our Harry and David product offerings beyond pears to include gourmet food and other gift products and have also expanded our distribution through stores and the Internet, as well as through the wholesale channel. In 1936, we began our first Fruit-of-the-Month Club® sales. Through the years, our Harry and David business has evolved into a successful multi-channel specialty retailer and producer of branded gift-quality fruit, gourmet food and other gift products. In 1993, we created the Harry and David stores division, with the launching of our outlet store platform, followed by the opening of our first specialty stores in 1999. In 1996, we launched our Harry and David® website and in 2001, we launched our Harry and David wholesale channel. As our market potential and sales expanded and demand for our products has grown, we have steadily invested in orchards and infrastructure to support our growth.

The Jackson & Perkins® brand was founded in 1872 and acquired by Harry & David Operations Corp. in 1966. We have built Jackson & Perkins into the world’s largest grower and marketer of patented and unpatented premium rose plants, with nearly 250 registered patents.

Harry & David Operations Corp. (formerly known as Bear Creek Corporation) completed an initial public offering of its common stock in 1976, 42 years after the Harry and David direct marketing business was founded. In 1984, RJR Nabisco, Inc. acquired Harry & David Operations Corp. In 1986, RJR Nabisco, Inc. sold the business to Shaklee Corporation. In 1989, Yamanouchi Pharmaceutical Company Limited, YCI’s parent company, acquired Shaklee and Harry & David Operations Corp. We purchased Harry & David Operations Corp. on June 17, 2004.

Harry and David®

Under the Harry and David® brand, we grow, manufacture, design, market and package, through multiple channels, gift-quality fruit, such as our flagship Royal Riviera® pears and Fruit-of-the-Month Club®, exclusive specialty food products and other gifts such as Moose Munch® caramel and chocolate popcorn snacks and packaged gift baskets, as well as other gourmet confections, specialty foods and décor accessories. Harry and David® products are sold through our catalog, the Internet, business-to-business and consumer telemarketing, stores and our wholesale channel.

Direct Marketing

We offer a wide variety of gift-quality fruit and exclusive specialty foods and other gifts through our Harry and David catalog, the Internet and our business-to-business and consumer telemarketing. We update our product line seasonally with a goal of having new products represent approximately 10% to 15% of our Harry and David sales. Our highly-prized and distinctive Royal Riviera® pears are available in only limited supply and are included in a significant portion of our products sold. In fiscal 2005, enhanced direct marketing efforts led to an increase in our existing customer retention rates and added a record number of new customers and recipient names to our proprietary customer and recipient database. These efforts have contributed to record annual direct marketing sales in fiscal 2005, and our highest annual sales growth for the holiday selling season since fiscal 2001. Our Internet and business-to-business operations have been the fastest growing parts of our Harry and David direct marketing business.

Catalogs.  Our catalogs have historically been and continue to be our primary marketing tool for both existing and new customers and help to generate the majority of our orders and sales in each of our direct marketing channels. Harry and David catalogs have consistently been voted best in their class by peer companies and have won Awards for Excellence from Multichannel Merchant, an industry publication, in each of the last 11 years. The awards, which are based on factors including catalog design, quality of photography and copy, customer response rate, order size and overall profitability, are some of the most prestigious in the catalog industry. We intend to continue to refresh and update our catalog layout and design to continue to increase customer response rate.

For each customer in our database, we maintain an active marketing and purchasing history dating back, in some cases, over 20 years. Through sophisticated data mining techniques that we have developed internally over the years, we model a customer’s product affinity and propensity to respond to future catalog circulations. We then develop a detailed circulation plan for each catalog mailing, combining sophisticated list segmentation based on the data mined. For prospective customers, we employ a similar strategy based on names and information that we rent from or exchange with independent third parties. In fiscal 2005, we circulated approximately 93 million Harry and David catalogs, an increase of approximately 8% over the prior fiscal year. We introduced a record number of new products, increased the number of pages in the catalogs circulated to our best customers, and circulated our holiday selling season catalogs at a later date than in past years in an effort to capture a larger number of last-minute holiday gift purchases. We believe these and other tactics contributed to approximately $25 million of increased revenues in the 2005 holiday selling season, an increase of approximately 9% compared to the prior year.

Internet.  Our Harry and David website, at www.harryanddavid.com, provides a growing and complementary channel to our catalog business that improves customer access and convenience, enables timely communication through email, enhances our market share of last minute gift-giving sales and increases our brand awareness. In fiscal 2005, nearly 40% of all direct marketing orders were placed over the Internet, and approximately 55% of our new customers placed at least one order on our website. Increased Internet orders help lower infrastructure and operating costs as well as customer acquisition expenses compared to catalogs. The Internet channel also enables us to improve inventory management through pricing flexibility and lower operating and customer acquisition costs. We are also able to cost effectively test and evaluate new product categories, such as our recent initiatives—wine gifts, fresh cut flowers and a broader selection of gourmet foods. The Internet also allows us to capture a larger share of our customers’ gifting orders across channels. For example, our recently launched “Same-Day Delivery” program enables Internet customers in locations near our stores to receive “same day” delivery gifts from that store. Our highly recognizable brand name has enabled us to develop partnerships with strategic, online partners with high traffic websites, such as Amazon and MSN. We also have revenue sharing agreements with partner websites such as Upromise and certain airline frequent flyer programs, advertising placement on websites such as Oprah.com, CitySearch and Morningstar and key word search placement on websites such as Google and Yahoo.

Business-to-Business.  We offer business-to-business sales of our products to businesses for use in their corporate gift-giving, incentive and consumer promotional programs throughout the year. Business-to-business customers tend to generate higher average order sizes and become valuable long-term customers. Business-to-business sales also provide another method through which we can promote our brand and reach new customers and gift recipients. Although most of our business-to-business customers are small and medium-sized businesses, we are increasing our focus on larger business-to-business customers. Recent large corporations with which we have developed business-to-business relationships include SBC, Dex Media (a subsidiary of Qwest Communications) and Johnson & Johnson.

Customer Profile.  Harry and David direct marketing serves both individual and business customers. In fiscal 2005, individuals accounted for the majority of our direct marketing net sales, while businesses accounted for the remaining sales. The top 100 customers in Harry and David direct marketing represented approximately 3% of Harry and David direct marketing net sales in fiscal 2005. The vast majority of direct marketing customers purchase Harry and David products for gifts. Our typical Harry and David direct marketing individual customer is an affluent, well-educated, discerning and brand-responsive woman or a corporate gift giver. In addition, these customers tend to place orders more frequently and have higher average order sizes compared to the industry average. Our surveys show that our customers buy our products because of quality, convenience, gift selection, past experience with the Harry and David® brand and gifts that are well-received.

Competition.  The U.S. consumer markets for flowers, cards and gourmet food gifts and specialty foods are highly competitive and fragmented. We compete on the basis of product quality, package design, shopping convenience, customer services and previous brand experience. In our direct marketing channel, we compete with each traditional distribution channels, other web-sites, floral and specialty gift direct marketers and catalog companies. Our primary competitors in the U.S. flower, card and gourmet food gift and specialty foods direct marketing industries are 1-800-Flowers.com, FTD.com and Omaha Steaks.

Stores

We launched the Harry and David stores division in 1993 and opened our Flagship Country Village store near our headquarters in Medford, Oregon in 1994. Our Harry and David stores extend the Harry and David direct marketing brand presence, increase our access to new customers and provide a platform to capture consumer demand for year-round gifts, self-consumption and entertaining needs. Our core products include signature holiday and seasonal gift items such as boxes of Royal Riviera® pears, Tower of Treats® gifts (stacked gift boxes filled with various products). The stores division also offers an expanded assortment of products for custom-gifts such as Baskets by YouSM, and entertaining needs including a broad assortment of chocolates and confections, snacks, condiments, easy-to-prepare specialty foods, home entertainment products and tabletop and home décor accessories. Furthermore, our stores are a primary channel for facilitating new product development. We update our product line seasonally with a goal to derive 40% to 45% of our store sales from new and updated products. In fiscal 2006, we expect to offer over 400 new or updated products in our stores.

Our outlet stores offer value pricing in self-use packaging along with selections from our core product line sold at full price. Our specialty stores offer gift-ready packaging, our core product line and selected tabletop, home décor accessory and entertainment products, which are sold at full price with periodic promotions. Our flagship Country Village store offers the full line of Harry and David products with expanded offerings and a more extensive fresh fruit, vegetable and gourmet specialty foods and wine selection, sold at full price with periodic promotions, and value pricing for self-consumption products.

In fiscal 2004, we completed the transition to a new management team for our stores. This team has recently launched key initiatives to reinvigorate our product development and merchandising activities. These initiatives included offering new and updated products, improving in-store packaging and signage, expanding in-store customer loyalty and delivery programs, improving inventory management and implementing a new field management incentive program. These initiatives have already enabled us to cross-promote our channels. For example, our “We Deliver” program allows our in-store customers to place catalog orders with our stores, and our Internet customers are able to obtain “same-day” delivery of products through our retail stores. In addition to our in-store Baskets By YouSM custom gift program, our Harry and David stores successfully launched a “Preferred Customer” loyalty program in fiscal 2003 designed to capture customer names for cross channel marketing provides a mechanism to increase repurchase frequency, average transaction size and improve retention. We have also implemented a successful in-store and direct mail campaign to grow our store customer file. As a result of these initiatives, we have experienced increased comparable store sales for the last 20 consecutive months, through July 2005, excluding the effect of a second Easter holiday during fiscal 2005. Going forward, we plan to continue to expand our store product categories while continuing to seasonally update our existing product offerings. Recent new or expanding categories include wine, oil and vinegar, luxury chocolates, as well as tabletop, serveware and holiday décor. We are also upgrading selected specialty stores to test a new interior design, which is intended to optimize product presentation, increase customer interaction through product demonstrations and sampling, feature our custom gift services, increase store traffic and improve “browser-to-purchaser” conversion.

Store Locations.  As of March 26, 2005, in addition to our Country Village store, we operated 83 outlet stores in factory outlet malls and 54 specialty stores in select malls, lifestyle centers and other high traffic shopping areas throughout the United States. The following map sets forth the location of our stores as of the end of June 2005:

We are optimizing our store portfolio by completing our initiative to close underperforming stores and selectively evaluating new outlet store opportunities.

Customer Profile.  Similar to our Harry and David direct marketing customers, Harry and David stores customers are primarily affluent, well-educated, discerning, brand-responsive and family-oriented women. More store customers make purchases for self-use than our Harry and David direct marketing customers who primarily make purchases for gifts. Store customers purchase year-round and more frequently in the non-holiday period than the direct marketing customer and, therefore, provide us with new 12-month buyers to target through the direct marketing channel at a minimal customer acquisition cost.

Competition.  Our Harry and David stores compete on the basis of proprietary, diverse and high quality product offerings and focus on customer satisfaction and gift services. Our primary competitors in the confections sector are See’s Candies, Lindt & Sprüngli (the parent company of Ghirardelli), and Godiva. Our primary competitors in the specialty food and home accessories sector are Williams-Sonoma and Le Gourmet Chef.

Wholesale

Harry and David wholesale was launched in 2001 to further expand our customer reach and brand awareness. Harry and David wholesale focuses primarily on building relationships with select retailers who are leaders in their respective classes of trade and who provide access to a large number of consumers, many of whom are attractive prospective Harry and David customers. Our key wholesale customers include Federated Department Stores, Dillard’s, Borders and Wegmans, and recent customers such as Costco, Target and Home Shopping Network. By developing relationships with select retailers, we expect not only to increase wholesale sales but also to attract consumers to our other marketing channels, as well as to increase the relevance and awareness of our brand while maintaining our overall brand image. The top ten wholesale customers for fiscal 2005 represented approximately 70% of Harry and David gross product revenues in fiscal 2005. These relationships provide us with significant opportunities for growth and enable us to utilize our production capabilities during non-peak seasons. All of the products that we sell through the wholesale channel, which are designed to optimize brand penetration and product trial, are branded and proprietary and are selected and packaged specifically for each class of trade represented by our retail customers. Harry and David products sold through the wholesale channel include chocolates and confections, such as Moose Munch® caramel and chocolate popcorn snacks and Moose Munch® bars, as well as channel-appropriate gift baskets and other gifts. We believe that the continued expansion of our Harry and David® brand into the wholesale channel through the introduction of new products and selected specialty foods such as snacks, condiments and preserves will be a driver of growth for us going forward.

Confections represent the largest component of the wholesale channel. Therefore, our distribution focus will continue to be on existing products, such as truffles, Moose Munch® caramel and chocolate popcorn snacks and chocolate confections, each offered in a variety of packaging and size configurations. In fiscal 2005, we introduced into the wholesale channel a variety of new everyday use impulse-oriented products for sale at checkout lanes or counters, including chocolate covered fruit, individually wrapped truffles and an expanded range of Moose Munch® caramel and chocolate popcorn snacks package sizes.

Sales and Marketing

We primarily market Harry and David products through our catalogs, the Internet, stores, our wholesale channels and consumer and business telemarketing. We utilize a variety of marketing programs, combined with public and corporate relations, to promote brand awareness, product trial and repeat purchasers.

Marketing.  In order to increase repurchase rates, generate additional sales from existing customers and attract new customers in the Harry and David direct marketing channel, we mailed approximately 93 million catalogs in fiscal 2005, an increase of approximately 8% over the prior year. Additionally, we utilize a variety of Internet advertising programs designed to build brand awareness among consumers and reduce customer acquisition costs. These programs include airline loyalty programs, and affiliate site referrals, advertising placement on websites, such as Oprah.com, CitySearch and Morningstar, search engines such as Google and Yahoo.

Business-to-Business Sales.  We maintain a sales force dedicated to developing long-term relationships with our business customers. This team has a wealth of industry experience and strong relationships with key customers. The sales representatives have an average of approximately 12 years of sales experience. We utilize this corporate sales force to supplement our business-to-business, direct marketing and Internet efforts. Our business-to-business sales representatives call on existing business customers to encourage repurchases and prospective customers to develop new relationships. In addition, our sales representatives process business-to-business customer orders and specialize in helping their customers design and place custom orders.

Public and Corporate Relations.  We also utilize public and corporate relations to help promote new products and create brand awareness. The Harry and David® brand has received widespread coverage in newspapers such as the Wall Street Journal, local newscasts and feature segments on the Food Network, the Today Show and Late Show with David Letterman. We intend to continue to attract coverage through additional regional media events and hosted product samplings.

Product Development

We believe that innovative product development allows us to differentiate and strengthen the value of our Harry and David® brand. Product development at Harry and David is driven by customer purchasing trends tracked through our direct marketing channel and our stores, as well as trends in the gourmet and specialty foods and restaurant industries that are monitored through industry exhibitions and publications and subscriptions to trend services. For example, in light of increased interest in fine chocolates, we introduced Royal Chocolates®, which are traditional European-style chocolates, a broad line of truffles and premium chocolate bars, including our Moose Munch® bars. New product designs are initially conceptualized by our merchant/product teams. They are then developed for design review and undergo a quality testing process using internal product teams and/or outside support. Our product packaging is developed by our product design team that ensures that the packaging preserves the product’s integrity through our various distribution channels and the package design is consistent with the Harry and David® brand’s product quality and specialized merchandising requirements. Once new products are sufficiently tested, they are introduced into the appropriate channel. Also, to address the increasing demand for health conscious foods, we introduced a line of sugar-free and organic products. We expect to introduce approximately 600 new and updated products in fiscal 2006.

Production and Manufacturing

We have grown pears at our orchards since our original founding. Currently, we own more than 3,400 acres of land in Oregon, of which approximately 2,900 acres are planted orchards and related infrastructure geographically dispersed throughout Medford and the surrounding area, at varying elevations and micro-climates. This dispersion has historically allowed us to successfully mitigate the risks associated with frost, wind, hail and other storm damage from inclement weather as well as dependence on any particular water source. We also own a 55-acre campus in Medford, which houses our new 69,000 square foot bakery, confectionery and chocolate complex dedicated to the production of baked goods, chocolates and confections, our recently completed state-of-the-art 39,000 square foot year-round call center and various other distribution and storage facilities. Through decades of experience, we have developed proven techniques and expertise in growing and harvesting gift-quality fruit. In fiscal 2005, we harvested over 12,800 tons of pears and more than 800 tons of peaches. We are currently the U.S.’s largest producer of Comice pears, producing or controlling nearly 85% of the gift-quality Comice pears commercially produced in the United States. In fiscal 2005, we also produced approximately 2.5 million pounds of baked goods and approximately 7.9 million pounds of confectionery products.

Harry and David® brand food products that we grow and manufacture, or which we purchase from a third-party vendor, are typically aggregated at our main facility in Medford, where they are inspected, sorted and packaged as baskets, gift packages, or for snacks and entertaining. Certain items, such as Fruit-of-the-Month Club® fruits, are shipped directly from the third-party point of harvest to the customer, and other third-party supplied products are shipped directly to our facility in Ohio for distribution.

Jackson & Perkins®

Jackson & Perkins is the largest grower and marketer of patented rose plants in the United States, with nearly 250 registered patents. Jackson & Perkins® products are sold through direct marketing and wholesale distribution channels.

Direct Marketing

Our Jackson & Perkins® brand was established 133 years ago, and signature Jackson & Perkins® products include our award-winning premium hybrid roses, as well as our patented and exclusive Simplicity®, Ronald Reagan® and Princess Diana® roses. In addition to roses, Jackson & Perkins’ direct marketing markets a wide variety of flowers, perennials, gift plants and bulbs, as well as other premium home and garden décor products, decorative garden gifts, tools, garden accessories and plant care products through its catalog and Internet channels. As with Harry and David, catalogs are the primary marketing tool for the Jackson & Perkins direct marketing division. Jackson & Perkins circulated approximately 24 million catalogs in fiscal 2005. Since its launch in 1997, the Internet channel has complemented Jackson & Perkins catalog operations by expanding customer reach, promoting brand awareness and reducing customer acquisition and infrastructure costs.

Our Jackson & Perkins catalogs include of proprietary products, award-winning copy, artistic design and photography combined into a comprehensive resource. Our Jackson & Perkins’s website, at www.jacksonandperkins.com, has been an effective channel for attracting new customers, with approximately 38% of new customers placing at least one order on the website during fiscal 2005.

Jackson & Perkins direct marketing caters to individual customers. Our typical Jackson & Perkins customer is an affluent, well-educated, discerning and brand-responsive woman. One-third of these customers consider themselves discerning avid gardeners and a majority live in non-urban areas. The top 100 direct marketing customers accounted for less than 1% of Jackson & Perkins net sales in fiscal 2005.

In the direct marketing horticulture industry, Jackson & Perkins holds a strong position in a highly fragmented industry. Our primary competitors in the outdoor living industry are Plow & Hearth, Frontgate, Gardens Alive!, Gardener’s Supply and Smith & Hawken.

Wholesale

Jackson & Perkins’s wholesale division markets premium rose plants through a sales force to local garden centers, home improvement stores, nurseries, mass marketers and landscapers throughout the United States. Jackson & Perkins’s wholesale division also receives royalty revenue generated by licensing its own patented roses to other growers for resale. Jackson & Perkins’s wholesale division is the North American exclusive master licensee for Suntory, a Japanese breeder of bedding plants. In that capacity, Jackson & Perkins wholesale markets and sublicenses Suntory varieties to bedding plant growers and brokers throughout North America. In addition to Suntory licensed plants, Jackson & Perkins wholesale currently sells several categories of products, including bareroot roses, packaged roses and container roses. Bareroot roses accounted for the largest portion of fiscal 2005 net sales through the wholesale channel.

The top ten wholesale customers accounted for 54% of fiscal 2005 gross product revenues in the wholesale channel within the Jackson & Perkins wholesale division. Three of these top ten customers are buying cooperatives comprised of many members that place orders on behalf of multiple stores. Garden centers historically account for the largest percentage of our Jackson & Perkins’s wholesale division revenues and home improvement stores and big box retailers represent the second largest revenue source for the Jackson & Perkins wholesale division.

Sales and Marketing

We primarily market our Jackson & Perkins products through our catalogs, the Internet and wholesale channels. We also employ a corporate sales force specifically for our wholesale customers and utilize a variety of advertising and public relations programs to promote brand awareness. Our sales force is dedicated to developing long-term relationships with our Jackson & Perkins wholesale division customers. Our senior sales personnel have significant industry experience and strong relationships with key customers. We also utilize a variety of marketing programs designed to increase the Jackson & Perkins customer base, build brand awareness among customers and reduce customer acquisition costs. For example, we advertise through Internet affiliates for referrals, search engines and in leading horticultural magazines, such as The American Rose Society and Fine Gardening.

Over the past seven years, we have engaged in public and corporate relations campaigns to promote new Jackson & Perkins products, create brand awareness and define our image. One of our most successful public and corporate relations campaigns has been the introduction of “cause roses,” such as our Ronald Reagan® and Princess Diana® roses, in which we work with various organizations to patent a specific rose and trademark it in the name of the organization’s cause or patron. Additionally, Jackson & Perkins exclusive roses benefit from highly recognized and creative name selection, allowing us to advertise that specific roses are only available through Jackson & Perkins.

Product Development

Jackson & Perkins develops distinct and patentable rose varieties at its 21-acre research facility located in Somis, California. Our innovative breeding program targets the critical success factors, such as color and fragrance. Our dedicated hybridizing staff utilizes the latest technology in hybridization to create some of the best selling products from Jackson & Perkins, including the development of hundreds of patented rose varieties, numerous All-American Rose Selection award winning roses and the establishment of an extensive and proprietary genetic rose database. In fiscal 2005, approximately 14% of Jackson & Perkins’ direct marketing net sales were generated by our own patented roses.

Production and Manufacturing

Our rose growing operations are located in Wasco, California near our production and wholesale fulfillment and distribution facilities. Wasco provides ideal soil conditions for growing rose plants, abundant water supply and a 260-day growing season. Under these conditions, Jackson & Perkins cultivates over 3,200 acres and harvests approximately six million rose plants annually.

After harvesting, the plants are sorted for quality, placed in polyethylene bags and packaged in corrugated shipping containers. The plants are then shipped to one of our storage and packaging facilities where they are placed in cold storage to keep them dormant.

Properties

The following table summarizes the location of our facilities and their general size as of March 26, 2005:

Location	Function	Tenancy	Size
Medford, OR	Orchards Planted / Undeveloped / Other	Own	2,100/500/800 acres
	Manufacturing / Distribution	Own	431,000 sq ft
	Call Center	Own	39,000 sq ft
	Office	Own	316,000 sq ft
	Warehouse / Cold Storage	Own /Lease	308,000 sq ft /
350,000 sq ft

Wasco, CA	Rose Growing Farms	Own	3,200 acres
	Shadehouse	Own	336,000 sq ft
	Manufacturing /Warehouse / Cold Storage	Own	81,000 sq ft
	Packaging	Own	44,000 sq ft
	Cold Storage / Distribution	Lease	Varies
	Office	Own	17,000 sq ft

Hebron, OH	Distribution / Warehouse	Own	148,000 sq ft
	Call Center / Office	Own	55,000 sq ft
	Cold Storage	Own	127,000 sq ft

Somis, CA	Research	Own	21 acres
	7 Greenhouses	Own	75,080 sq ft
	Office	Own	5,400 sq ft
	Tissue Culture Laboratory	Own	5,400 sq ft

Eugene, OR	Seasonal Call Center	Lease (seasonal)	24,000 sq ft

Harry and David Stores	Stores	Lease	138 stores
2,750 average sq ft/store

Sourcing

We outsource some of our products through various third-party vendors. Harry and David products that we outsource include selected fresh produce, meats, certain confections, snacks, condiments and tabletop and home décor accessories. Similarly, Jackson & Perkins products that we outsource include bulbs, perennials, potted plants, garden accessories and décor, and other outdoor living products.

We are diligent in our selection of companies from which we outsource and purchase from only those who meet our high quality standards. For example, in order to insure that fruit produced by domestic and international growers meets our high quality standards, our own personnel supervise the selection, grading and shipping of the fruit at the growing location. Varieties of fruit sold, but not grown, by Harry and David are produced by growers in various locations throughout the United States and in foreign countries.

Distribution and Logistics

We utilize three year-round distribution centers, located in Medford, Oregon; Hebron, Ohio; and Wasco, California, to deliver our products to our customers. In Medford, Oregon, live plant products and food products are distributed through two discrete buildings. In Hebron, Ohio, Harry and David products and Jackson & Perkins non-plant products are distributed. In Wasco, California, only Jackson & Perkins products are distributed. In addition to our owned facilities, we lease storage and distribution facilities throughout the United States during the holiday selling season. Locations of these facilities may change annually, as we solicit bids each year.

From our manufacturing and packaging facilities, products are typically shipped by refrigerated truck or common carrier to one of our distribution centers. Subsequent distribution varies depending on the ultimate customer. Products ordered by direct marketing customers are typically shipped by refrigerated truck to an appropriate regional distribution point from which they are distributed to customers by commercial parcel service or the U.S. Postal Service. Through our proprietary order fulfillment software, we identify the lowest cost delivery method. For customers that request expedited deliveries, we have capabilities to ship directly through commercial parcel service or the U.S. Postal Service from our Medford, Hebron or seasonal distribution facilities.

Harry and David products purchased by store customers are typically shipped by refrigerated truck to Harry and David stores through regularly scheduled routes. Standard routes typically involve weekly shipments, while peak-season routes typically involve multiple shipments per week. Products to be delivered to wholesale customers are typically shipped by refrigerated truck to either the wholesale customer directly or to the wholesale customer’s distribution center. Larger wholesale customers often pick up products directly from our distribution centers.

Certain products ordered by direct marketing customers, such as outsourced fruits for the Fruit-of-the-Month Club® offerings, are grown and packaged at the site of a third-party farm or facility under the supervision of our staff in order to ensure quality, lower cost and reduce returns and allowances. From this site, products are typically shipped by refrigerated truck to an appropriate regional distribution point or to customers directly through commercial parcel service or the U.S. Postal Service.

Information Technology

Our information technology system consists of both purchased systems and proprietary software that have fully-integrated functionality. Over the last six years, we have invested significant capital to develop our information technology infrastructure. Prior to the end of fiscal 2006, we expect to have an updated e-commerce system capable of supporting both our internal operations as well as partner companies that offer our products, and we expect that our stores will be outfitted with a new online point-of-sale system. These projects will cost a total of approximately $7.7 million. We estimate annual information technology expenditures will be generally limited to normal maintenance, functional enhancements and selected system replacements on a going forward basis; we do not currently project any significant information technology projects or upgrades which cannot be accommodated within our current capital plans.

Our internally developed order fulfillment software is integrated with our manufacturing and distribution operations. At the point of order, a customer is able to select a desired receipt date, potentially months in advance, to coincide with gift-giving occasions and weather zone openings for appropriate planting conditions. Our fulfillment system is able to accept an order for a future date and match it to inventory that has yet to be manufactured on a SKU level. In addition, the system is able to select the appropriate products, from our inventory, that comply with state or international agricultural restrictions (e.g., applicable pesticide restrictions). Logistically, the system is able to assign the distribution center from which the order will be shipped, as well as the lowest cost delivery method.

During the holiday selling season, our information technology systems can cost-effectively scale to support in excess of 100,000 orders and 300,000 packages shipped per day. The infrastructure can also scale to support 3,500 workstations (including nearly 1,500 call center workstations) should that capacity be needed.

Our information technology systems were designed with an emphasis on infrastructure stability. In the event of a system error, built-in redundancy and fail safe capabilities are designed to keep remaining systems operational, as each system functions independently. In the last decade, we have not experienced any system failures that were materially disruptive to our business.

Call Centers and Customer Service

We accept orders through two year-round call centers located in Medford, Oregon and Hebron, Ohio, which collectively operate 24 hours a day, seven days a week. We also operate a seasonal call center located in Eugene, Oregon, which is leased during the holiday selling season. In fiscal 2004, we completed construction of a state-of-the-art 39,000 square foot call center at our Medford, Oregon facility.

Our in-house call centers enable us to retain greater control of the quality, timeliness and cost of fulfilling product orders over other marketers who outsource fulfillment services to unrelated contractors. Through our toll-free numbers, customers place orders, request catalogs or make merchandise and order inquiries. Customers generally have access to real-time product availability information and are able to select a desired receipt date at the time of order. Our experienced customer service representatives, including many of our seasonal staff who return each year to assist us during our peak selling periods, are an integral part of our business. We hire, train and retain customer-friendly customer service agents to answer telephone and email inquiries, to offer online customer service and to provide prompt attention and helpful information in response to our customers’ inquiries. Our representatives are knowledgeable about our products and are encouraged to upsell with their sales skills.

Defining attributes of the call centers are their scalability and integration. The information technology systems that support the call centers are scalable, supporting as few as 24 call center workstations during non-peak seasons and nearly 1,500 call center workstations during peak seasons. In addition, the call centers are all fully integrated such that in the event of a hardware or software error at one call center, all incoming calls will be rerouted to other functioning call centers.

In connection with our acquisition of Harry & David Operations Corp. in June 2004, we entered into a transition services agreement with Shaklee Corporation, a former Harry & David Operations Corp. affiliate, under which we agreed to continue to provide our former affiliate with call center services through the end of February 2007, unless an earlier date is negotiated. Our former affiliate pays us for specified expenses and out-of-pocket costs that we incur in providing these transitional services.

Intellectual Property and Proprietary Rights

We apply for U.S. and foreign plant patents on those new rose varieties that we develop and intend to market. Currently, we hold nearly 250 registered patents which will expire on dates ranging from less than one year to 20 years. We believe that patents are of significant value to our business during the early years that the new variety is marketed and become less valuable during subsequent years as newer varieties are introduced.

We grant licenses to grow roses covered by our patents to certain domestic and foreign growers. Similarly we obtain licenses to grow roses covered by patents held by others. Jackson & Perkins is also the master licensee for Suntory bedding plants in North America and we share the royalties collected on Suntory sales.

We also hold trademark registrations covering the form and style of most of the slogans and trademarks used in our advertisements and packaging materials, including Royal Riviera® pears, Fruit-of-the-Month Club® products, Tower of Treats® gifts and Moose Munch® caramel and chocolate popcorn snacks. We believe that our trademark registrations are of significant value to our business. Additionally, our policy is to copyright certain advertising copy and descriptive or instructional materials included in customer packages.

Employees

At March 26, 2005, we had 1,507 full-time employees. During the fiscal 2005 holiday selling season, we employed approximately 8,800 workers. Approximately 3.4% of our full-time employees are agricultural workers and are covered under a collective bargaining agreement, which expires June 30, 2007. We have not experienced a work stoppage in the past ten years.

Governmental and Environmental Regulations

Our food operations are subject to regulations enforced by, among others, the U.S. Food and Drug Administration and state, local and foreign equivalents, and to inspection by the U.S. Department of Agriculture and other federal, state, local and foreign environmental, health and safety authorities. The U.S. Food and Drug Administration enforces statutory standards regarding the labeling and safety of food products, establishes ingredients and manufacturing procedures for certain foods, establishes standards of identity for foods and determines the safety of food substances in the United States. Similar functions are performed by state, local and foreign governmental entities with respect to food products produced or distributed in their respective jurisdictions.

Our agricultural lands receive water supplied by wells, state water rights and local irrigation districts that include facilities owned and operated by the United States acting through the Department of Interior’s Bureau of Reclamation, or BOR. The use and price of federal water supplied by local irrigation districts is governed by the Reclamation Reform Act of 1982, or RRA, and its regulations. In California, our lands receive water from local irrigation districts as well as from a federal water project. In addition, all of our California rose-growing properties have access to sufficient private well water that may be used for irrigation purposes. All of our irrigation rights are subject to and limited by the availability of water within a particular water shed system. Seasonal circumstances such as lower annual rainfall or snow accumulation may negatively effect the availability of water and consequently, in such a year, we may not receive our full allotment of water. Any such change could result in our inability to produce sufficient inventory, which could reduce sales and damage our reputation. In addition, an increase in the cost of water could adversely impact our profitability.

We use federal reclamation water at both our California and Oregon operations. In order to receive federal reclamation water, an individual or entity whose attributed ownership of reportable land equals or exceeds a certain number of acres is required to (i) make annual filings with the BOR and to disclose specified information regarding ownership by it or its affiliates of any other land that is entitled to receive federal irrigation water and (ii) make filings with the BOR at any time there is a change in ownership that triggers or removes a reporting requirement. The rules and regulations governing the required filings and disclosure are complex and, following completion of this offering, there may be public stockholders, by virtue of their ownership of our common stock, who could be attributed acreage in excess of the applicable threshold of 40 acres as set forth in the RRA rules and regulations. Under the existing rules and regulations, we are entitled to received federal irrigation water on 640 acres. Approximately 4,000 acres of our land is required to be reported in our RRA filings due, in part, to irrigation rights that were in existence prior to the BOR financed improvements. That means that under the current rules and regulations, given our current reportable ownership of land, stockholders who become the beneficial owner of approximately 1% or more of our stock would be attributed ownership of acreage in excess of the 40 acre threshold, which would require such stockholder to make annual and change of control filings with the BOR. However, we have entered into a settlement agreement with the BOR, as described below, which provides a waiver from the RRA filing requirements until March 2007 for all of our current common stockholders and all of our future non-controlling common stockholders. The percentage of attributable stock ownership for purposes of required reporting under the RRA rules and regulations will vary based upon our total reportable acreage. The BOR can impose penalties if these filings are not made as required. These penalties can include the denial of water needed to grow our pears, peaches and plants in certain areas and/or monetary fines assessed against any stockholder who fails to file.

We are currently in the process of pursuing legislative relief to address these issues. Specifically, we are seeking a legislative enactment that would allow any person or entity, including us, to accelerate repayment of our obligations associated with our right to receive federal reclamation water in two southern Oregon irrigation districts from which we receive federal reclamation water such that the water associated with land in these districts would no longer be subject to the RRA. We currently have the right to accelerate repayment in a third southern Oregon irrigation district from which we receive federal reclamation water. In addition, although we have the right to receive federal reclamation water on our California rose-growing land, all of our California rose-growing properties have access to sufficient water that may be used for irrigation purposes through wells that we own. Accordingly, if we do not receive federal reclamation water on any of our land, we will not have any reporting requirements under the current BOR forms. While we pursue this legislation, we have entered into a settlement agreement with BOR which provides a waiver of the RRA filing requirements until March 2007 for all of our current, and all of future non-controlling common stockholders, common stockholders who would otherwise be required to file reports. We are using our best efforts to facilitate the legislative process in anticipation that we will be able to complete the repayments prior to the expiration of the waiver. However, legislative relief is subject to a number of risks and can be affected by, among other things, a change in administration or other political factors. As such, we have no assurance that such relief will ultimately be granted or, if we are able to obtain the relief described above, as to the timing of such relief. If granted, we expect the repayments described above to cost us approximately $250,000 in the aggregate.

If we are unable to obtain the legislative relief described above, or if the settlement agreement with the RRA cannot be extended, stockholders whose attributable land ownership exceeds the applicable threshold would be subject to both the annual and change of control filing requirements. If we or any of our stockholders who become subject to the rules and regulations as a result of ownership of our common stock do not comply with all applicable requirements under the RRA to the extent subject to them, we may lose access to all federal reclamation water. The loss of access to federal reclamation water, with no available alternate water sources, would result in the loss of a majority of our pear and peach production, including our Royal Riviera® pears, and would require us to substitute other fruit. Further, our product costs would likely increase. If we were required to take these types of actions, our profitability could be materially adversely affected and the quality of our pear and peach fruit diminished, which could further negatively affect our sales and profitably.

Further, although we may obtain permanent legislative relief from the BOR for our stockholders, to the extent any such stockholders are attributed other reportable ownership as defined in the RRA rules, such holders could be required to aggregate their attributable reportable ownership of land we own with other lands reportable by them.

Our operations are subject to comprehensive U.S., state and local laws and regulations relating to environmental protection. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution, or the risk of exposure to chemicals, and these permits are subject to modification, renewal and revocation by the issuing authorities. We use pesticides, petroleum products, refrigerants and other hazardous materials in the operation of our business. If we do not fully comply with applicable environmental laws and regulations or the permits required for our operations, or if a release of hazardous materials occurs at or from one of our facilities, we could become subject to fine, penalties, or other sanctions as well as to lawsuits alleging exposure, personal injury or property damage. We could also be held liable for the cost of remedying the condition or incur costs related to retrofitting or upgrading our facilities. In addition, maintaining or achieving compliance with the existing and increasingly stringent future environmental requirements could require us to make material additional expenditures.

We have incurred, and may in the future incur, costs to investigate and cleanup soil contamination at some of our current and former properties. The discovery of additional contamination, or the imposition of unanticipated cleanup obligations at these sites or other sites, could result in unexpected liabilities. However, even in the absence of legal orders to remediate, the presence of hazardous or toxic substances, or the failure to properly cleanup such substances when present, could jeopardize our ability to develop, or sell our real property, or to borrow using our real property as collateral.

In addition, certain environmental laws, such as the federal superfund law and its state analogs, provide for strict, and in some circumstances, joint and several liability for investigation and remediation of spills and other releases of hazardous substances. Such laws may impose liability on certain classes of persons, including the current and former owners and operators of contaminated sites and companies and their corporate successors, that arranged for the disposal, transported for treatment or disposed of regulated materials at a facility or otherwise caused the contamination.

We maintain proprietary information about our customers and their purchasing history. In connection with our efforts to seek new customers, we rely on our ability to rent customer lists from third parties and on our ability, subject to our privacy policy, to exchange our lists with third parties. Subject to confidentiality agreements, we also rent our customer list to third parties.

The Federal Trade Commission has proposed regulations regarding the collection and use of personal identifying information obtained from individuals when accessing the Internet, with particular emphasis on access by minors. In addition, other governmental authorities have proposed regulations to govern the collection and use of personal information that may be obtained from customers or visitors when accessing the Internet. These regulations may include requirements that procedures be established to disclose and notify users of our websites of our privacy and security policies, obtain consent from users for collection and use of information and provide users with the ability to access, correct or delete personal information stored by us. In addition, the FTC has made inquiries and investigations of companies’ practices with respect to their information collection and dissemination practices to confirm that these are consistent with stated privacy policies and to determine whether companies take precautions to secure their consumers’ personal information. In some situations, the FTC has brought actions against companies to enforce the privacy policies of these companies, including policies relating to security of consumers’ personal information. Additionally, United States and foreign laws regulate our ability to use customer information and to develop, buy and sell mailing lists.

Legal Proceedings

We are involved from time to time in claims and legal actions incidental to our operations, both as plaintiff and defendant. In the opinion of our management, the claims or actions to which we are a party are not expected to have a material adverse effect, individually or in the aggregate, on our financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information with respect to our directors and executive officers, as of the date hereof.

Name	Age	Position
William H. Williams	57	President, Chief Executive Officer and Director

Stephen V. O’Connell	46	Chief Financial Officer, Chief Administrative Officer and Director

Rudd C. Johnson	55	Executive Vice President, Human Resources

William C. Michel	53	Senior Vice President and General Manager, Direct Marketing

Cathy J. Fultineer	47	Senior Vice President and General Manager, Stores

Peter Kratz	51	Senior Vice President and General Manager, Product Supply

Donald Cato	55	Senior Vice President and General Manager, Customer Operations

Alfred M. Multari	45	Senior Vice President and General Manager, Wholesale

Ellis B. Jones	51	Director

George L. Majoros, Jr.	44	Director

Bruce Wasserstein	57	Director

Officers are elected annually by our board of directors and hold office at the pleasure of the board of directors until the next annual selection of officers or until their successors are elected and qualified. Wasserstein and its affiliates, and Highfields and its affiliates, will own approximately     % and         %, respectively of our common stock following this offering. As a result, Wasserstein, alone or together with Highfields, effectively will be able to control, and Highfields, alone or together with Wasserstein, will be able to influence, our affairs and policies, the election of our directors and the appointment of our management. A majority of the members of our board of directors are currently representatives of Wasserstein. As described more fully below, we intend to elect into the “controlled company” exemption contained in the NYSE Corporate Governance Rules. As a result of such election, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE Corporate Governance Rules, including the requirement to have a majority of independent board members.

William H. Williams returned as our Chief Executive Officer in June 2004. Mr. Williams was a President of YCI from November 2000 until June 2004 and Chief Executive Officer of YCI from June 2002 until June 2004 and previously served as our Chief Executive Officer from 1988 until moving to YCI in 2000. Prior to joining us in 1988, Mr. Williams spent 18 years with Neiman Marcus during which he worked in the mail-order, stores, merchandising and advertising divisions. Mr. Williams has served on the Oregon Economic Development Commission, the Oregon International Trade Commission and the Oregon Board of Higher Education. He has also served on the boards of directors of several corporations and not-for-profit groups and currently serves on the board of Shop.com.

Stephen V. O’Connell became our Chief Financial Officer and Chief Administrative Officer as of July 2004. Before joining us, he was a Managing Director of Wasserstein and was employed by Wasserstein and its predecessor firm, Wasserstein Perella & Co., Inc., since 1997. Prior to joining Wasserstein, Mr. O’Connell was employed for seven years with EXOR America, a private equity firm controlled by the Agnelli family, and for the previous three years with Salomon Brothers in the Investment Banking Group. He previously served on boards of directors of All-Clad, Odwalla (board observer) and Collins and Aikman Corporation.

Rudd C. Johnson has been our Executive Vice President Human Resources since June 2004, having served previously as Executive Vice President, Human Resources for YCI from January 2001 until June 2004, and Senior Vice President for us from November 1996 until moving to YCI in January 2001. Mr. Johnson originally joined our company in 1996 as Senior Vice President, Human Resources. Prior to joining us, Mr. Johnson spent 14 years with Neiman Marcus, where he was Vice President, Human Resources.

William C. Michel has been our Senior Vice President and General Manager of Direct Marketing since 2002. Prior to joining us, Mr. Michel spent 22 years at Eddie Bauer, where he was Senior Vice President of Marketing. During his tenure at Eddie Bauer, Mr. Michel was also Director of Merchandising, Direct Marketing Systems, and Business Development for the Direct Division. Prior to joining Eddie Bauer, Mr. Michel held positions in sales and marketing for Ford Motor Corporation.

Cathy J. Fultineer rejoined us as Senior Vice President and General Manager of Stores in 2003. Prior to rejoining our company, Ms. Fultineer was at Brylane LP, where she was Executive Vice President of Missy Apparel Group, Chadwick’s and Lerner Brands from November 2001 to June 2003. She originally joined us in November 1996 as Vice President of Marketing and Merchandising and was promoted to Senior Vice President of Marketing and Merchandising in June 1998. In April 2000, Ms. Fultineer was promoted to Senior Vice President and General Manager of Direct Marketing, a position she held until joining Brylane LP in November 2001. Prior to her experience at our company, Ms. Fultineer worked in merchandising for 15 years, including a five-year tenure with Neiman Marcus as Vice President and Division Merchandise Manager for NM Direct, and as a Buyer and Group Buyer for four years at Gucci America Inc.

Peter Kratz has been our Senior Vice President and General Manager, Product Supply since he joined us in 1999. Prior to joining us, Mr. Kratz spent eight years with Sara Lee Bakery, where he was Director of Operations at Tarboro, NC, and then Vice President of Frozen Baked Goods Operations at the Chicago Headquarters. Prior to that, Mr. Kratz held positions at Procter & Gamble and Pepperidge Farm, Inc.

Donald Cato has been our Senior Vice President/General Manager, Customer Operations since 2000. Mr. Cato joined Harry & David Operations Corp. as Vice President, Stores Distribution in 1995. In 1997, he assumed the role of Vice President, Bear Creek Gardens. He was promoted to Senior Vice President, Distribution in 1998. Prior to joining Harry & David Operations Corp., Mr. Cato accumulated 24 years of experience in various senior management positions with Dayton Hudson Corporation, Target Stores, Carter Hawley Hale and Younkers Department Stores. Don holds a Bachelor of Science degree in Biology from Grand Canyon University.

Alfred M. Multari has been our Senior Vice President and General Manager, Wholesale, since he joined us in January 2004 and was the Senior Vice President, General Manager for INOBYS Ltd., an affiliate of YCI, from November 2002 to January 2004. Prior to that time, Mr. Multari worked as an independent marketing and branding consultant beginning in April 2001 and was the President and Chief Operating Officer of Cable Car Eyewear from 1999 to 2001. Prior to 1999, Mr. Multari was the Senior Vice President of Sales and Marketing for Favorite Brands and worked at Nestlé for ten years, leaving in 1997 as Vice President of Marketing-Refreshments in the Beverage Division.

Ellis B. Jones has served as Chief Executive Officer of Wasserstein & Co., LP since January 2001. Prior to becoming Chief Executive Officer of Wasserstein & Co., LP, Mr. Jones was a Managing Director of the investment banking firm Wasserstein Perella Inc. from February 1995 to January 2001. Prior to joining Wasserstein Perella Inc., Mr. Jones was a Managing Director at Salomon Brothers Inc. in its Corporate Finance Department from March 1989 to February 1995. Prior to joining Salomon Brothers Inc., Mr. Jones worked in the Investment Banking Department at The First Boston Corporation from September 1979 to March 1989. Mr. Jones has over 20 years of experience in the investment banking and mergers and acquisitions industry.

George L. Majoros, Jr. has been President and Chief Operating Officer of Wasserstein since its inception in January 2001. Previously, Mr. Majoros was a Managing Director of Wasserstein Perella & Co., Inc. and Chief Operating Officer of its Merchant Banking Group from 1997 to 2001. Mr. Majoros joined Wasserstein

Perella & Co., Inc. in early 1993 after practicing law with Jones Day for approximately seven years. He also currently serves on the boards of directors of American Lawyer Media Holdings, Inc., American Seafoods Group and numerous private companies.

Bruce Wasserstein is Chairman and Chief Executive Officer of Lazard, the global investment banking firm, and Chairman of Wasserstein. Previously he was Executive Chairman of Dresdner Kleinwort Wasserstein and Chairman and founder of Wasserstein Perella Group, Inc. Mr. Wasserstein also currently serves as Chairman of the Board of Directors of American Lawyer Media Holdings, Inc. and is on the board of directors of numerous private companies.

Compensation of Executive Officers

Summary Compensation Table

The following table discloses the compensation paid to our Chief Executive Officer and four other most highly compensated officers for fiscal 2005, 2004 and 2003.

								Long-term compensation
								Awards		Payouts
	Annual compensation							Securities underlying options/ shares (#)	Long-term incentive payouts ($)	All other compensation ($)
Name and principal position	Fiscal year	Salary ($)		Bonus ($) *		Other annual compensation ($)
William H. Williams President and Chief Executive Officer	2005 2004 2003	439,734 – –	(1) (3) (3)	397,370 – –		54,792 – –	(2)	27,027 – –	– – –	– – –

Stephen V. O’Connell Chief Financial Officer and Chief Administrative Officer	2005 2004 2003	375,000 – –	(4)	200,000		65,495 – –	(5)	22,973 – –	– – –	– – –

Rudd C. Johnson Executive Vice President, Human Resources	2005 2004 2003	237,050 – –	(6) (8) (8)	100,000 – –		– – –	(7)	3,789 – –	– – –	– – –

William C. Michel Senior Vice President and General Manager, Direct Marketing	2005 2004 2003	266,080 250,000 235,455	(9) (12)	150,000 25,000 –	(10)	– – 92,173	(7) (7) (13)	3,789 – –	– – –	– 18,750 –	(11)

Cathy J. Fultineer Senior Vice President and General Manager, Stores	2005 2004 2003	310,000 253,167 –	(14)	124,000 149,000 –	(15)	– 86,418 –	(7) (16)	3,789 – –	– – –	– 23,250 –	(11)

*	Bonus amounts represent performance bonuses and are reported for the fiscal year in which they were earned, although they may have been paid in the following fiscal year.

(1)	Mr. Williams returned as our President and Chief Executive Officer effective June 17, 2004. For fiscal 2005, his annual salary was $567,600.

(2)	In fiscal 2005, other annual compensation included: (i) an auto allowance of $14,400; (ii) executive life insurance payments valued at $22,550; (iii) group term life insurance payments valued at $4,902; (iv) financial planning services valued at $4,740; and (v) a 401(k) matching contribution of $8,200. Does not include amounts related to legal services relating to Mr. Williams’ employment agreement, which were rendered in fiscal 2005 but which were not attributed as a benefit to the employee until fiscal 2006.

(3)	Mr. Williams served as President and Chief Operating Officer of YCI from November 2000 until June 2002 and was thereafter President and Chief Executive Officer of YCI until June 16, 2004. While at YCI, he was compensated by YCI.

(4)	Mr. O’Connell became our Chief Financial Officer and Chief Administrative Officer effective July 1, 2004. For fiscal 2005, his annual salary was $500,000.

(5)	In fiscal 2005, other annual compensation included: (i) relocation expense reimbursement of $49,191; (ii) an auto allowance of $9,000; (iii) executive life insurance payments value at $6,235; and (iv) group term life insurance payments valued at $1,069. Does not include amounts related to legal services relating to Mr. O’Connell’s employment agreement, which were rendered in fiscal 2005 but which were not attributed as a benefit to the employee until fiscal 2006.

(6)	Mr. Johnson returned as our Executive Vice President, Human Resources effective June 17, 2004. For fiscal 2005, Mr. Johnson’s annual salary was $296,000 until September 5, 2004 and $310,000 thereafter.

(7)	Other annual compensation has not been disclosed when the total value is less than the lesser of 10% of the individual’s earned annual salary and bonus or $50,000.

(8)	Mr. Johnson served as a Senior Vice President of YCI from January 1, 2001 until March 31, 2003 and was thereafter an Executive Vice President of YCI until June 16, 2004. While at YCI, he was compensated by YCI.

(9)	In fiscal 2005, Mr. Michel’s annual salary was $250,000 until September 5, 2004, $265,000 from September 5, 2004 until February 1, 2005 and $310,000 thereafter.

(10)	Represents amounts earned in respect of an incentive bonus relating to the sale of Harry & David Operations Corp. to us.

(11)	Represents a one-time payment made in place of what would have been received under the YCI long-term incentive plan, if it had still been in place.

(12)	Mr. Michel joined Harry & David Operations Corp. on April 8, 2002. For fiscal 2003, his annual salary was $240,000.

(13)	In fiscal 2003, other annual compensation included: (i) a signing bonus of $20,000; (ii) relocation expense reimbursement of $56,033; (iii) an auto allowance of $9,811; (iv) financial planning services valued at $1,529; and (v) a 401(k) matching contribution of $4,800.

(14)	After leaving Harry & David Operations Corp. in 2002, Ms. Fultineer returned on June 6, 2003. For fiscal 2004, her annual salary was $310,000.

(15)	Represents amounts paid as a bonus of $124,000 and amounts earned in respect of an incentive bonus relating to the sale of Harry & David Operations Corp. to us of $25,000.

(16)	In fiscal 2003, other annual compensation included: (i) a signing bonus of $50,000; (ii) relocation expense reimbursement of $22,452; (iii) an auto allowance of $7,916; (iv) executive life insurance payments valued at $1,197; (v) group term life insurance payments valued at $1,140; (vi) a one-time payment resulting from the demutualization of an insurance policy and subsequent stock sale of $613; and (vii) a 401(k) matching payment of $3,100.

2004 Stock Option Plan

On February 18, 2005 we adopted our 2004 Stock Option Plan. The plan provides for the grant of incentive stock options and non-qualified stock options, exercisable for shares of our common stock. A total of 100,000 shares of our common stock are available for option grants under this plan. We have granted options to purchase 83,581 shares of our common stock under the plan to certain members of our senior management team and a consultant. Generally, 20% of the options vested and became exercisable on June 17, 2005. An additional 20% of the options will vest on June 17, 2006, and 5% will vest quarterly thereafter, in each case, so long as the holder of such options is an employee of, or consultant to, us or Harry & David Operations Corp. or one of our affiliates on the vesting date. Vesting of all outstanding unexercisable options will accelerate upon a termination of employment without cause within one year following a change of control (as defined in the relevant option agreements) of us or Harry & David Operations Corp. Shares issuable upon exercise of the options may be either treasury shares or newly issued shares. Options granted under this plan expire 10 years after the date of grant.

The plan will be administered by our board of directors or a committee of such board. Options may be exercised only to the extent they have vested. In case of termination of employment or other service by reason of death, disability or normal or early retirement, or in the case of hardship or other special circumstances of an optionee holding options that have not vested, the administrator of the plan may, in its sole discretion, accelerate the time at which such option may be exercised.

The table below sets forth the options we granted to our named executive officers during fiscal 2005.

	Individual Grants
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in 2005	Exercise Price Per Share ($/Share)	Expiration Date	Grant Date Present Value[1] ($)
William H. Williams	27,027	32.34	82.60	6/17/14	811,910
Stephen V. O’Connell	22,973	27.49	82.60	6/17/14	690,125
Rudd C. Johnson	3,789	4.53	82.60	6/17/14	113,824
William C. Michel	3,789	4.53	82.60	6/17/14	113,824
Cathy J. Fultineer	3,789	4.53	82.60	6/17/14	113,824

(1)	We estimate the fair value of each option award on the date of grant using the Black-Scholes option valuation model. The grant date present values above assume a fair-value share price of $76.70, expected volatility of 45%, a risk-free rate of return equal to 4.12%, no dividends and an expected life of 4.3 years from the date of issue. Expected volatilities are based on an average historical volatility of the publicly traded stock of a representative set of comparable companies. The expected term of options granted is derived from the time between initial grant and date of final vesting, a customary assumption for stock options in private equity-controlled companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Equity Compensation Plan Information Summary

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by security holders	83,581	$82.60	16,419

Equity Compensation Plans not approved by security holders	–	–	–

Total	83,581	$82.60	16,419

Pension Plans

The following is a summary of the pension plan in which our management participates. The pension plan is a traditional final average pay pension plan that pays benefits on retirement based on an employee’s years of service and final average earnings over a consecutive 60-month period. In addition, because of Internal Revenue Code limitations on the amount of pension benefits that can be paid to employees from qualified pension plans, our retirement program includes the Bear Creek Corporation Excess Pension Plan, a nonqualified plan that allows executives to receive all of the promised benefits under the pension plan, notwithstanding the Internal Revenue Code limitations.

The following table shows the total monthly annuity benefit payable at normal retirement age from the Bear Creek Corporation Employees’ Pension Plan (the “Qualified Plan”) and the Bear Creek Corporation Excess-Pension Plan (“Nonqualified Plan”). The monthly annuity benefit shown below represents the total benefits under both the Qualified Plan and the Nonqualified Plan. Under the Qualified Plan, plan compensation is limited by Internal Revenue Code Section 401(a)(17). For calendar 2005, plan compensation is limited to $210,000.

	Years of service
Final average earnings	5	10	15	20	30	40
$ 200,000	$1,585	$3,171	$4,757	$6,343	$9,514	$9,514
$ 350,000	$2,836	$5,671	$8,507	$11,343	$17,014	$17,014
$ 450,000	$3,669	$7,338	$11,007	$14,676	$22,014	$22,014
$ 550,000	$4,502	$9,005	$13,507	$18,009	$27,014	$27,014
$ 650,000	$5,336	$10,671	$16,007	$21,343	$32,014	$32,014
$ 750,000	$6,169	$12,338	$18,507	$24,676	$37,014	$37,014
$ 850,000	$7,002	$14,005	$21,007	$28,009	$42,014	$42,014
$ 950,000	$7,836	$15,671	$23,507	$31,343	$47,014	$47,014
$1,050,000	$8,669	$17,338	$26,007	$34,676	$52,014	$52,014

The benefits in the pension plan table for all Harry & David Operations Corp. Senior Vice-Presidents and above as of December 31, 2001 are calculated under a formula of 1.6% of final average earnings, plus an additional 0.4% of final average earnings in excess of a 35-year average Social Security taxable wage base, in each case, multiplied by service limited to 30 years. For purposes of the pension plan, earnings include earnings reported to pension plan participants on Form W-2 but do not include long-term incentive payments, retention bonuses, reimbursements or other expense allowances, cash and non-cash fringe benefits, moving expenses, distributions of nonqualified deferred compensation, welfare benefits, or any amounts contributed to any tax qualified profit sharing plan or cafeteria plan. Under the qualified pension plan, compensation was limited to $200,000 as required by Section 401(a)(17) of the Internal Revenue Code of 1986. Benefits in excess of the maximum benefits payable under the qualified pension plan or accrued as the result of compensation in excess of the maximum amount allowed under the qualified pension plan are payable under the nonqualified pension plan. As March 26, 2005, the years of credited service for Mr. Williams, Mr. O’Connell, Mr. Johnson, Mr. Michel and Ms. Fultineer were 16.75, 1.0, 8.33, 3.0 and 7.0 years, respectively. The benefits listed in the pension plan table are the total benefits payable from the qualified pension plan and the nonqualified pension plan and are not subject to deduction for Social Security or other offset amounts.

Bear Creek Corporation Employees’ Pension Plan

The Bear Creek Corporation Employees’ Pension Plan provides former YCI and Harry & David Operations Corp. employees, including management, who became our employees in connection with our acquisition of Harry & David Operations Corp. with the same levels of benefit accruals that were available to the employees under the YCI Employees’ Pension Plan for 36 months following the date on which the acquisition was completed (June 17, 2004). Employees hired since June 17, 2004 are also eligible to participate in the plan. Following the 36-month period, we have no further obligation to continue this plan. No decision has yet been made as to whether or not we plan to continue it. Assets attributable to the transferred employees were transferred from the YCI plan to our plan on August 16, 2004, with a true-up transfer of final amounts on February 7, 2005. Participants who were employed by us or YCI prior to the time of the acquisition were fully vested in their pension benefits upon completion of the transaction.

The plan is currently underfunded. Our required level of funding of this plan changes each year depending on the funded status of the plan and the actuarial valuation report provided by our actuaries. We currently expect the first significant cash funding payment in connection with our obligations under this pension plan to be in fiscal 2008. However, the timing of the payment is subject to a number of factors and uncertainties and could change.

Excess Pension Plan

The Bear Creek Corporation Excess Pension Plan provides benefits to participants of the Bear Creek Corporation Employees’ Pension Plan, including management, to the extent benefits are limited by Sections 415 and 401(a)(17) of the Internal Revenue Code. Under this plan, accounts of the YCI employees who were transferred to us as of June 17, 2004 are paid in lump sum when their benefits commence under the Bear Creek Corporation Employees’ Pension Plan. In some circumstances, benefits may be paid out six months or more following termination of employment if required to comply with new Internal Revenue Code Section 409A.

401(k) Plan

Our employees, including management, are eligible to participate in the Bear Creek Corporation 401(k) Retirement Savings Plan, a defined contribution retirement plan that complies with Section 401(k) of the Internal Revenue Code. Under the plan, we provide matching contributions equal to 100% of the participant’s contributions for the first 3% of the participant’s earnings, and 50% of the participant’s contributions for the next 2% of the participant’s earnings, subject to statutory limitations on the amount of the participant’s earnings that may be taken into account (for 2005, this limit is $210,000). Participants who were employed by Harry & David Operations Corp. or YCI prior to the acquisition were fully vested in their 401(k) account balances and such account balances in the YCI 401(k) Retirement Savings Plan were transferred to the Bear Creek Corporation Retirement Savings Plan in connection with the acquisition.

Severance Pay Plan

The Bear Creek Corporation Severance Pay Plan for employees that hold the position of Senior Vice President and higher provides severance equal to 12 months of salary continuation and car allowance plus a full year of the participant’s target bonus. Severance benefits are payable in the event of an involuntary termination of employment for any reason other than death, disability, or for cause or in the event that an employee resigns following a relocation of the participant’s work location by more than 75 miles without the employee’s consent.

In addition, for each year of service beyond six years, participants are entitled to one-month of salary and car allowance, up to a maximum of six additional months. During the severance period, if the former employee elects and remains eligible for COBRA, Harry & David Operations Corp. pays a portion of COBRA premiums for the former employee equal to the company’s portion of the health premiums paid while the former employee was active. COBRA premiums made for the former employee are grossed-up for federal and state taxes. The plans also provides an outplacement benefit. Severance payments are made as a lump sum cash payment as soon as practicable after the termination unless we elect to make payments in equal monthly installments over a period equal to the number of weeks of salary being paid.

Liquidity Event Plan

On February 18, 2005, we established a liquidity event award plan for each member of our senior management team who received stock options under the 2004 Stock Option Plan (described above) as of February 18, 2005. The aggregate amount of all awards is equal to $6.2 million, or 7.5% of the portion of the proceeds from the sale of our notes that was distributed on the closing date to our equity sponsors as a return of capital. The amount of each award, as a percentage of all awards, is proportional to the percentage of all of the options such member was awarded as of February 18, 2005. The right to receive 20% of the award vested on June 17, 2005, an additional 20% of the award will vest on June 17, 2006, and 5% will vest quarterly thereafter, in each case, so long as the award recipient is an employee of Harry & David Holdings, Inc. or its affiliates on the vesting date. With respect to any award recipient who is so employed, vesting of the holder’s entire award will accelerate upon a change of control (as defined in the agreements governing the awards) of us or Harry & David Operations Corp. Award recipients will not be entitled to receive any vested portion of their awards unless: (i) a change of control (as so defined) occurs; (ii) the aggregate net sales proceeds in such change of control plus certain other distributions received by our equity sponsors exceeds a certain level; (iii) we have available cash or, if applicable, non-cash consideration equal to the aggregate of all awards; and (iv) certain other conditions are met. Distributions in respect of the awards will be payable in cash or, in some circumstances, the non-cash consideration received in the change of control either at the time of the change of control or, in some circumstances, at a later specified date.

If any payment under a liquidity award agreement would trigger an excise tax as a result of the payment being considered contingent on a change in ownership or control of us, any such payments will be reduced to the extent necessary to ensure that the payment will not be subject to the tax as an excess parachute payment, or, if it would result in a greater net payment to the participant, the participant will be paid the full amount subject to the excise tax.

Deferred Compensation

All of our compensation plans that are subject to Section 409A of the Internal Revenue Code are intended to comply with such law. Should a plan be determined not to comply, however, we are not responsible for any additional tax or interest imposed on any employee.

Board Composition

Our Board of Directors

Our board of directors currently consists of five members. Prior to the consummation of this offering, we expect to expand our board to consist of nine directors.

We intend to elect into the “controlled company” exemption to the independence requirements of the NYSE Corporate Governance Rules, which eliminate the requirements that we have a majority of independent directors on our board of directors, a fully independent compensation committee and a fully independent nominating/corporate governance committee. If at any time following the consummation of this offering, we no longer qualify for the “controlled company” exception, we intend to be in full and timely compliance with all then applicable rules of NYSE and applicable law, including with respect to the independence of our directors.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board of directors will be elected each year. At any meeting of stockholders at which directors are to be elected, the number of directors elected may not exceed the greatest number of directors then in office in any class of directors. Under Section 141 of the General Corporation Law of the State of Delaware, directors serving on a classified board can only be removed for cause. The provision for our classified board may be amended, altered or repealed only upon the affirmative vote of the holders of 80% of our outstanding voting stock.

The provision for a classified board could prevent a party that acquires control of a majority of the outstanding voting stock from obtaining control of our board until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer for our incumbent directors will retain their positions.

We believe that a classified board of directors will help to assure the continuity and stability of our board of directors and our business strategies and policies as determined by our board of directors, because a majority of the directors at the given time will have prior experience on our board of directors. The classified board provision should also help to ensure that our board of directors, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock will have sufficient time to review the proposal and appropriate alternatives and to seek the best affiliate result for all stockholders.

Compensation of Directors

In the past, our directors have not been paid any fees or compensation for services as members of the board of directors or any committee thereof. All directors are reimbursed for travel and other related expenses incurred in attending meetings of the board of directors and committee meetings. After the completion of this offering, each of our independent directors will receive an annual board fee of $            . In addition, the chairman of each Board committee will receive an annual fee of $            .

Code of Ethics

The board of directors will approve and adopt a Code of Business Conduct and Ethics for all directors, officers and employees, a copy of which will be available on our website and upon written request by our stockholders at no cost.

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administration functions. Our board of directors intends to establish an audit committee prior to the consummation of this offering and a compensation committee, an executive committee, and/or a nominating/corporate governance committee prior to or shortly after the consummation of this offering.

Audit Committee. We expect that the members of the audit committee will be appointed promptly following this offering. We intend to have a fully independent audit committee within the time periods prescribed by the NYSE Corporate Governance Rules. Specifically, upon the consummation of this offering, we anticipate that the audit committee will consist of one individual who meets the relevant NYSE independence requirements and who is an “audit committee financial expert” under the requirements of the NYSE and the SEC. We expect to appoint one additional individual who meets the relevant NYSE independence requirements within 90 days thereafter, and another within one year of this offering, in accordance with the NYSE “phase-in” rules applicable to companies undertaking an initial public offering. The audit committee will assist our board of directors in monitoring the integrity of the financial statements, the independent auditor’s qualifications, independence and performance, the performance of our company’s internal audit function and compliance by our company with certain legal and regulatory requirements.

Compensation Committee. We expect that the members of the compensation committee will be appointed promptly following this offering. The compensation committee will oversee the compensation plans, policies and programs of our company and will have full authority to determine and approve the compensation of our Chief Executive Officer, as well as to make recommendations with respect to compensation of our other executive officers. The compensation committee also will be responsible for producing an annual report on executive compensation for inclusion in our proxy statement. We do not anticipate having any compensation committee interlocks.

Executive Committee. We expect that the members of the executive committee will be appointed promptly following this offering. The executive committee, on behalf of our board of directors, will exercise the full powers and prerogatives of our board, except as otherwise required by applicable law and subject to the applicable provisions of our amended and restated certificate of incorporation and bylaws.

Nominating and Corporate Governance Committee. We expect that the members of the nominating and corporate governance committee will be appointed promptly following this offering. The nominating and corporate governance committee will assist our board of directors in promoting the best interests of our company and our stockholders through the implementation of sound corporate governance principles and practices.

Compensation Committee Interlocks and Insider Participation

Prior to this offering, as we did not have a compensation committee, executive compensation was determined by our board of directors and no compensation committee interlock existed. Currently, none of our compensation committee members and none of our executive officers have a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

Employment Agreements

We generally do not enter into employment agreements with our senior management. However, Harry & David Operations Corp. has entered into employment agreements with Mr. Williams, our president and chief executive officer, and Mr. O’Connell, our chief financial officer and chief administrative officer.

William H. Williams.  Harry & David Operations Corp. entered into an employment agreement with Mr. Williams on June 17, 2004. The initial term of the employment agreement expires on June 17, 2008. After the initial term, Mr. Williams’ employment agreement is renewable by mutual consent for successive one-year periods. Under the terms of his employment agreement, Mr. Williams is entitled to an initial base salary of $567,600, subject to review and adjustment upward at least annually and a discretionary annual bonus (up to 140% of his base salary) as determined by the board. Mr. Williams is entitled to participate in our standard employee benefits plans, fringe benefits and expense reimbursement plans that are generally available to our other senior executives and executive employees, as well as certain additional fringe benefits. In addition, as long as he remains Chief Executive Officer, Mr. Williams is entitled to serve on our and Harry & David Operations Corp.’s respective boards of directors.

If Mr. Williams is terminated without cause or resigns for good reason, he is entitled to a severance payment equal to 100% of his then applicable base salary for a period of 12 to 24 months, plus one, one and a half or two times his target bonus, in each case, based upon when he is terminated, plus the dollar value of any vacation time accrued but unused during the calendar year in which he is terminated. To the extent permissible under the specific plan terms, he will also be entitled to continue to participate in all of our welfare plans during the time he receives severance. If Mr. Williams is terminated without cause or resigns for good reason, prior to June 17, 2006, any options which would otherwise not have vested until June 17, 2006, will become immediately vested on the termination date. If Mr. Williams voluntarily resigns at any time, or if we terminate Mr. Williams with cause, he is entitled to receive only any unpaid base salary accrued for services rendered through the date of termination, plus the dollar value of vacation time accrued and unused during the calendar year in which he resigns or is terminated. If Mr. Williams’ employment is terminated due to death or disability, he or his estate will be entitled to receive any unpaid base salary accrued for services rendered through the end of the next calendar month succeeding his termination, plus the dollar value of vacation time accrued and unused during the calendar year in which his employment is terminated.

If any payment under Mr. Williams’s employment agreement would trigger an excise tax as a result of the payment being considered contingent on a change in ownership or control of Harry & David Operations Corp., any such payments will be reduced to the extent necessary to ensure that the payment will not be subject to the tax as an excess parachute payment, or, if it would result in a greater net payment to Mr. Williams, he will be paid the full amount subject to the excise tax.

Under the terms of the agreement, Mr. Williams has agreed to certain restrictions relating to competition, confidentiality and solicitation of our customers or employees.

Stephen V. O’Connell.  Harry & David Operations Corp. entered into an employment agreement with Mr. O’Connell on July 1, 2004. The initial term of the employment agreement expires on July 1, 2008. Under the terms of his employment agreement, Mr. O’Connell is entitled to an initial base salary of $500,000, subject to review and adjustment at least annually after July 1, 2006. He is entitled to receive a bonus of 40% of his base salary in respect of the year ended March 31, 2006 and a discretionary annual bonus (up to 80% of his base salary) thereafter as determined by the board. Mr. O’Connell is also entitled to participate in our other standard employee benefits plans, fringe benefits and expense reimbursements that are generally available to other senior executives and executive employees, as well as certain additional fringe benefits. In addition, as long as he remains Chief Financial Officer, Mr. O’Connell is entitled to serve on our and Harry & David Operations Corp.’s respective boards of directors.

If Mr. O’Connell is terminated without cause or resigns for good reason, he is entitled to a severance payment equal to 100% of his then applicable base salary for a period of 12 to 24 months, plus one, one and a half or two times his target bonus, in each case, depending upon when he is terminated, plus the dollar value of any vacation time accrued but unused during the calendar year in which he is terminated. To the extent permissible under the specific plan terms, Mr. O’Connell is also entitled to continued participation for him and his family, in all of our welfare plans during the time he receives severance. If Mr. O’Connell is terminated without cause or resigns for good reason prior to June 17, 2006, any options which would otherwise not have vested until June 17, 2006 will become immediately vested on the termination date. If Mr. O’Connell voluntarily resigns at any time, or if we terminate Mr. O’Connell with cause, he is entitled to receive only any unpaid base salary accrued for services rendered through the date of termination, plus the dollar value of vacation time accrued but unused during the current calendar year in which he resigns or is terminated. If Mr. O’Connell’s employment is terminated due to death or disability, he or his estate will be entitled to receive any unpaid base salary accrued for services rendered through the end of the next calendar month succeeding his termination, plus the dollar value of vacation time accrued and unused during the calendar year in which his employment is terminated.

If any payment under Mr. O’Connell’s employment agreement would trigger an excise tax as a result of the payment being considered contingent on a change in ownership or control of Harry & David Operations

Corp., any such payments will be reduced to the extent necessary to ensure that the payment will not be subject to the tax as an excess parachute payment, or, if it would result in a greater net payment to Mr. O’Connell, he will be paid the full amount subject to the excise tax.

Under the terms of the agreement, Mr. O’Connell has agreed to certain restrictions relating to competition, confidentiality and solicitation of our customers or employees.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock before and after this offering by (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) the selling stockholders, (iii) each of our directors and named executive officers; and (iv) all current directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. We believe that each stockholder named in the table has sole voting and dispositive power for the shares shown as beneficially owned by them.

The number of shares and percentages of beneficial ownership before the offering set forth below are based on shares of our common stock issued and outstanding as of March 26, 2005 and do not give effect to the             -for-one stock split expected to be consummated prior to the closing of this offering. The number of shares and percentages of beneficial ownership after the offering are based on              shares of our common stock to be issued and outstanding immediately after this offering.

						Shares beneficially owned after the offering
	Shares beneficially owned prior to the offering(1)			Number of shares to be sold in this offering		Assuming the underwriters’ option is not exercised		Assuming the underwriters’ option is exercised in full
Name and address of beneficial owner	Number		Percent***	Number	Percent	Number	Percent	Number	Percent
Wasserstein(2) Attn: George L. Majoros 1301 Avenue of the Americas 44th Floor New York, NY 10019	650,000		65%**

Highfields(3) John Hancock Tower 200 Clarendon Street 51st Floor Boston, MA 02116	350,000		35%**

Executive Officers and Directors:
William H. Williams(4)	10,248		1%
Stephen V. O’Connell(5)	*		*
Rudd C. Johnson(6)	*		*
William C. Michel(6)	*		*
Cathy J. Fultineer(6)	*		*
Peter Kratz(7)	*		*
Donald Cato(7)	*		*
Ellis B. Jones(2)	650,000		65%

George L. Majoros, Jr(2).	650,000		65%

Bruce Wasserstein(2)	650,000		65%

All executive officers and directors as a group (11 persons)	650,000	(2)	65%

*	Less than 1% of the outstanding capital stock.

**	Percentages are approximate and based on the number of shares outstanding.

***	Amounts may not sum due to rounding.

(1)	Unless otherwise indicated, the address for each stockholder is c/o Harry & David Holdings, Inc. 2500 South Pacific Highway, Medford, Oregon 97501.

(2)

Includes funds sponsored by Wasserstein, their affiliates and related entities. Represents 30,266 shares of common stock beneficially owned by USEP II Co-Investment Partners, LLC, 475,231 shares of common stock beneficially owned by U.S. Equity Partners II (U.S. Parallel), L.P., 19,072 shares of common stock beneficially owned by U.S. Equity Partners II, LP, 12,409 shares of common stock beneficially owned by Bear Creek Equity Partners, LLC, 75,580 shares of common stock beneficially owned by U.S. Equity Partners II (Offshore), LP and 37,442 shares of common stock beneficially owned by Wasserstein Partners, LP. To the extent Messrs. Jones and

Majoros are designated to beneficially own the shares as a result of their positions as Chief Executive Officer and President and Chief Operating Officer, respectively, of Wasserstein & Co., LP, Messrs. Jones and Majoros, Jr. disclaim beneficial ownership of the shares (other than, in the case of Mr. Majoros, Jr., his pecuniary interest in 1,816 shares). Mr. Wasserstein may be deemed to have beneficial ownership of the shares owned by the Wasserstein entities. However, Mr. Wasserstein disclaims beneficial ownership of these shares except for his pecuniary interest in 95,987 shares. Wasserstein Partners, LP has dispositive power over the shares held by Bear Creek Equity Partners, LLC and USEP II Co-Investment Partners, LLC.

(3)	Includes funds sponsored by Highfields and their affiliates. Represents 39,176 shares of common stock beneficially owned by Highfields Capital I LP, 92,476 shares of common stock beneficially owned by Highfields Capital II LP and 218,348 shares of common stock beneficially owned by Highfields Capital Ltd.

(4)	Mr. Williams was granted options to purchase 27,027 shares of our common stock on February 18, 2005 under a Non-Qualified Stock Option Agreement. No options granted under his agreement were exerciseable as of March 26, 2005. On June 17, 2005, 20% of such options became exercisable, all of which were exercised on July 29, 2005. An additional 20% will vest on June 17, 2006, and an additional 5% will vest on each of September 17, December 17, March 17 and June 17 thereafter, commencing September 17, 2006 and ending June 17, 2009.

(5)	Mr. O’Connell was granted options to purchase 22,973 shares of our common stock on February 18, 2005 under a Non-Qualified Stock Option Agreement. No options granted under his agreement were exerciseable as of March 26, 2005. On June 17, 2005, 20% of such options became exercisable, all of which were exercised on July 30, 2005. An additional 20% will vest on June 17, 2006, and an additional 5% will vest on each of September 17, December 17, March 17 and June 17 thereafter, commencing September 17, 2006 and ending June 17, 2009.

(6)	Each of Messrs. Johnson and Michel and Ms. Fultineer were granted options to purchase 3,789 shares of our common stock on February 18, 2005 under Non-Qualified Stock Option Agreements. On June 17, 2005, 20% of the options granted under each individual’s Non-Qualified Stock Option Agreement became exerciseable, all of which were exercised on August 2, 2005. An additional 20% will vest on June 17, 2006, and an additional 5% will vest on each September 17, December 17, March 17 and June 17 thereafter, commencing September 17, 2006 and ending June 17, 2009.

(7)	Messrs. Kratz and Cato were granted options to purchase 2,231 shares of our common stock on February 18, 2005 under Non-Qualified Stock Option Agreements. On June 17, 2005, 20% of the options granted under each individual’s Non-Qualified Stock Option Agreement became exerciseable, all of which were exercised on August 2, 2005. An additional 20% will vest on June 17, 2006, and an additional 5% will vest on each September 17, December 17, March 17 and June 17 thereafter, commencing September 17, 2006 and ending June 17, 2009.

RELATED PARTY TRANSACTIONS

Management Agreement

In connection with our acquisition of Harry & David Operations Corp., Harry & David Operations Corp. entered into an agreement with Wasserstein, on behalf of Wasserstein and Highfields, to pay Wasserstein and Highfields an aggregate fee of up to $1.0 million annually for financial management, consulting and advisory services. To the extent the fee is not paid in any year, it will be accrued. Under the management agreement, Harry & David Operations Corp. has also agreed to engage Wasserstein as an advisor to Harry & David Operations Corp. in connection with any material financing transaction, asset acquisitions or dispositions or any direct or indirect change of control of Harry & David Operations Corp. Upon consummation of any such transaction, Harry & David Operations Corp. will pay Wasserstein a customary transaction fee for such advisory services. The management agreement will terminate upon completion of this offering and we will pay Wasserstein and Highfields an aggregate termination fee of $     million.

Net Operating Losses

Under the terms of the stock purchase agreement, YCI has the right to pay us an amount based on a percentage of certain net operating losses of Harry & David Operations Corp. for federal income tax purposes for the period from the date after the closing of the acquisition through and including November 30, 2004. If YCI pays us, the net operating losses will be carried back in accordance with applicable law, for the benefit of YCI, to periods prior to the closing of the acquisition. If YCI elects to pay us as provided in the stock purchase agreement, we may waive carryback of the net operating losses, in which case neither we nor Harry & David Operations Corp. will have any obligation to YCI in respect of such net operating losses. As of March 26, 2005, we booked a receivable from YCI in the amount of $17.6 million, the amount we now anticipate that YCI would be required to pay to us under the stock purchase agreement for the carryback of the net operating losses. On June 13, 2005, we assigned to our stockholders of record as of that date, our right to receive the payment from YCI relating to the net operating losses.

Other Transactions

From time to time in the ordinary course of business, we may enter into transactions with entities in which one or both of our equity sponsors have an interest. Any such transaction would be subject to compliance with the covenants contained in the indenture governing the notes and our revolving credit facility. We anticipate that any such transaction would be on arms’ length terms. In addition, we have entered into employment agreements with two of our executive officers as described in “Management.” We may also from time to time indemnify executive officers and directors for actions taken in their capacities as such.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws that we expect to adopt prior to the consummation of this offering. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

We are authorized to issue two classes of capital stock, common stock and preferred stock. The total number of shares of capital stock we are authorized to issue is              million shares, consisting of              million shares common stock, $0.01 par value per share, and              million shares of preferred stock, $0.01 par value per share. After giving effect to a             -for-one stock split that we intend to effect prior to completing this offering, as of March 26, 2005, our authorized capital stock consisted              of shares of common stock, of which              shares were issued and outstanding immediately prior to this offering, and              shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding immediately prior to this offering. Prior to this offering, all of our outstanding shares of our common stock were held of record by 11 stockholders. Immediately following the completion of this offering we will have              shares of our common stock, and no shares of our preferred stock, outstanding.

Subject to any superior rights of any holders of preferred stock, holders of common stock will be entitled to one vote per share on all matters submitted to be voted upon by the stockholders. The holders of our common stock will not have cumulative voting rights in the election of directors.

Subject to any superior rights of any holders of any class or series of stock having a preference over the common stock with respect to payment of dividends, holders of our common stock will be entitled to such dividends as may be declared and paid from time to time by our board of directors out of legally available funds. Our credit facility imposes restrictions on our ability to declare dividends with respect to our common stock. For additional information, see “Dividend Policy.”

In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and any amounts due to the holders of preferred stock.

The holders of our common stock have no preemptive rights and no rights to convert or exchange their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are and will be fully paid and non-assessable.

Anti-takeover Effects of Certain Provisions of Our Amended and Restated

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws will contain several provisions that may make it more difficult to acquire us by means of a tender offer, open market purchase, proxy fight or otherwise.

These provisions are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that, as a general rule, our interests and the interests of our stockholders would be served best if any change in control results from negotiations with our board of directors based upon careful consideration of the proposed terms, such as the price to be paid to stockholders, the form of consideration to be paid and the anticipated tax effects of the transaction.

These anti-takeover provisions could, however, have the effect of discouraging a prospective acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of common stock, thus depriving stockholders of any advantages which large accumulations of stock might provide.

Set forth below is a summary of the relevant provisions the will be in our amended and restated certificate of incorporation and bylaws and certain applicable sections of the General Corporation Law of the State of Delaware. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and sections of the General Corporation Law of the State of Delaware.

Election and Removal of Directors

Our amended and restated certificate of incorporation and bylaws will provide that our board of directors is divided into three classes. The amended and restated certificate of incorporation and bylaws will provide that the term of the first class of directors will expire at our 2006 annual meeting of stockholders, the term of the second class of directors will expire at our 2007 annual meeting of stockholders and the term of the third class of directors will expire at our 2008 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us if Wasserstein and Highfields no longer controls us because it generally makes it more difficult for stockholders to replace a majority of our directors.

The amended and restated certificate of incorporation and bylaws will provide that directors may be removed, with or without cause, by the affirmative vote of shares representing a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors as long as Wasserstein, alone or together with Highfields, owns shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. Once Wasserstein, alone or together with Highfields, ceases to own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, our amended and restated certificate of incorporation will provide that directors may only be removed for cause and only by the affirmative vote of not less than 80% of votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Size of Board and Vacancies

Our amended and restated certificate of incorporation and bylaws will provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled solely by the vote of our remaining directors in office. Any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of our remaining directors in office. However, as long as Wasserstein, alone or together with Highfields, continues to beneficially own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors and such vacancy was caused by the action of stockholders, then such vacancy may only be filled by the affirmative vote of shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and bylaws will permit our stockholders to act by written consent without a meeting as long as Wasserstein, alone or together with Highfields, continues to beneficially own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. Once Wasserstein, alone or together with Highfields, ceases to beneficially own at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, our amended and restated certificate of incorporation will eliminate the right of our stockholders to act by written consent.

Amendments to our Bylaws

Our amended and restated certificate of incorporation and bylaws will provide that the provisions of our bylaws relating to the calling of meetings of stockholders, notice of meetings of stockholders, stockholder action by written consent, advance notice of stockholder business or director nominations, the authorized number of directors, the classified board structure, the filling of director vacancies or the removal of directors (and any provision relating to the amendment of any of these provisions) may only be amended by the board of directors.

Amendments to our Certificate of Incorporation

The amendment of any of the above provisions in our amended and restated certificate of incorporation may only be made by the board of directors.

Stockholder Meetings

Our amended and restated certificate of incorporation and bylaws provide that a special meeting of our stockholders may be called only by (1) Wasserstein and Highfields, so long as Wasserstein, alone or together with Highfields, beneficially owns shares of our capital stock representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors or (2) the Chairman of our board of directors or our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These procedures will not apply to Wasserstein and Highfields.

No Cumulative Voting

Our amended and restated certificate of incorporation and bylaws will not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock

The authorization of our undesignated preferred stock will make it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Delaware Anti-takeover Statute

We are governed by Section 203 of the General Corporation Law of the State of Delaware. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

In general, Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

•	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective twelve months after adoption.

Our amended and restated certificate of incorporation and bylaws do not elect out of the restrictions imposed under Section 203. We anticipate that the provisions of Section 203, which will therefore be applicable to us, may encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Registration Rights

In addition, under a registration rights agreement that we entered into with Wasserstein and Highfields, we have granted Wasserstein and Highfields “piggyback” registration rights in connection with this offering and any future offerings of our common stock.

Preferred Stock

Our preferred stock may be issued in one or more series. Our board of directors is authorized to issue the shares of preferred stock in such series and to fix from time to time before issuance the number of shares to be included in any such series and the designation, relative powers, preferences, rights and qualifications, limitations or restrictions of such series. The authority of our board of directors with respect to each such series will include the ability to designate or fix the number of shares issued, voting rights, redemption rights, dividend and dissolution preferences, convertibility and other relative rights and preferences, among others, all as may be determined from time to time by our board of directors and stated or expressed in the resolution or resolutions providing for the issuance of such preferred stock.

Transfer Agent and Registrar

We have appointed              as the transfer agent and registrar for our common stock.

Listing

We will apply to have our common stock listed on the NYSE under the symbol “HND”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock.

Based on the number of shares outstanding as of                     , 2005, we will have approximately              shares of our common stock outstanding after the completion of this offering. Of those shares of common stock, the              shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 or 144(k) under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144, as currently in effect, an affiliate of ours who beneficially owns shares of our common stock that are not restricted securities, or a person who beneficially owns for more than one year shares of our common stock that are restricted securities, may generally sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock or approximately shares assuming no exercise by the underwriters of their option to purchase additional shares; and

•	the average weekly reported volume of trading in the common stock on the NYSE during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Generally, a person who was not our affiliate at any time during the three months before the sale, and who has beneficially owned shares of our common stock that are restricted securities for at least two years, may sell those shares without regard to the volume limitations, manner of sale provisions, notice requirements or the requirements with respect to availability of current public information about us.

Rule 144 does not supersede the contractual obligations of our security holders set forth in the lock-up agreements described above.

Rule 144(k)

In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

Generally, an employee, officer, director or consultant who purchased shares of our common stock before the effective date of the registration statement of which this prospectus is a part, or who holds options as of that date, pursuant to a written compensatory plan or contract, may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these persons who are not our affiliates may generally sell their eligible securities, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. These persons who are our affiliates may generally sell their eligible securities under Rule 701, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with Rule 144’s one-year holding period restriction.

Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

Sale of Restricted Shares

The              shares of our common stock that were outstanding on                     , 2005 will become eligible for sale, pursuant to Rule 144 or Rule 701, without registration approximately as follows:

•	shares of common stock will be immediately eligible for sale in the public market without restriction;

•	shares of common stock will be eligible for sale in the public market under Rule 144 or Rule 701, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the volume, manner of sale and other limitations under those rules; and

•	the remaining shares of common stock will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement of which this prospectus is a part upon expiration of their respective holding periods.

The above does not take into consideration the effect of the lock-up agreements described above.

Lock-up Agreements

The holders of approximately                  shares of outstanding common stock as of the closing of this offering and the holders of shares of common stock underlying options as of the closing of this offering, including all of the selling stockholders, stockholders with registration rights and all of our executive officers and directors, have entered into lock-up agreements pursuant to which they have generally agreed, subject to certain exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of at least 180 days, subject to extension, from the date of this prospectus without the prior written consent of UBS Securities LLC. See “Underwriting —No Sale of Similar Securities.”

Stock Options

As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options. After expiration of the applicable contractual resale restrictions, shares covered by these registration statements will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market if they are registered or qualify for an exemption from registration under Rule 144. As of June 30, 2005 there were outstanding options under our 2004 Stock Option Plan for the purchase of 83,581 shares of common stock with an average exercise price of $82.60.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid United States federal income tax or an investor in a pass-through entity). A change in law may alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, we recommend that you consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Cash distributions on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “— Gain on Disposition of Common Stock” below. Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are generally subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been in the preceding five years a “United States real property holding corporation” for United States federal income tax purposes.

A non-corporate non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe that we are not currently a “United States real property holding corporation” for United States federal income tax purposes although no assurance can be given in this regard, and it is possible that we may become such a corporation vis-à-vis acquisition of additional real estate or the disposition of non-real estate property. The determination of whether we are a “United States real property holding corporation” is fact specific and depends on the composition of our assets. If we are or become a “U.S. real property holding corporation,” so long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will generally be subject to United States federal income tax on the disposition of our common stock.

Federal Estate Tax

Common stock owned or treated as owned by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder claiming certain treaty benefits, and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a redemption) of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

We and the selling stockholders are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC is acting as the representative of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares
UBS Securities LLC
Banc of America Securities LLC
Calyon Securities (USA) Inc.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock and the common stock of the selling stockholders are offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters, and the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

We and the selling stockholders have granted the underwriters an option to buy up to              additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $             per share from the public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares:

	Paid by Us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $             million. The underwriting agreement provides that the underwriters will reimburse us for certain out-of-pocket expenses incurred in connection with this offering in an amount not to exceed $                .

We, our executive officers and directors and our existing security holders have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representative, offer, sell, contact to sell or otherwise dispose of or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus and are subject to a number of exceptions and qualifications. At any time and without public notice, the representative may in its sole discretion release some or all of the securities from these lock-up agreements.

If during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day lock-up period and ends on the last day of the 180-day lock-up period we issue an earnings release or material news or a material event relating to us occurs, or prior to the expiration of the 180-day lock-up period we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, then the 180-day lock-up period will be extended until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

We and the selling stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

We intend to apply to have our common stock listed on the NYSE under the trading symbol “HND”.

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids and syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representative of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representative;

•	our history and prospects and the history of, and prospectus for, the industry in which we compete;

•	our past and present financial performance and an assessment of our management;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

At our request, certain of the underwriters have reserved up to              % of the common stock being offered by this prospectus for sale at the initial offering price to our officers, directors, employees and consultants and other persons having a relationship with us, as designated by us. The sales will be made by             , through a directed share program. We do not know whether these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any directed share participants purchasing these reserved shares will be subject to the lock-up restrictions described above.

Certain of the underwriters and their affiliates have in the past provided and may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us for which they were and will be entitled to receive separate fees. In particular, Banc of America Securities LLC and Calyon Securities (USA) Inc. are currently investors in funds sponsored by Wasserstein. UBS Securities LLC is the sole lead arranger, UBS Loan Finance LLC, an affiliate of UBS Securities LLC, is a lender, UBS AG, an affiliate of UBS Securities LLC is the administrative agent and Calyon New York Branch, an affiliate of Calyon Securities (USA) Inc., is the syndicate agent and a lender under our amended and restated revolving credit facility. UBS Securities LLC, Banc of America Securities LLC and Calyon Securities (USA) Inc. were initial purchasers in connection with the offering of our floating rate notes due 2012 and 9% senior notes due 2013. In addition, UBS AG, an affiliate of UBS Securities LLC provided us with an unsecured term loan in connection with our acquisition of Harry & David Operations Corp., which loan was repaid in connection with the closing of our February 2005 notes offering. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

VALIDITY OF THE SHARES

The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Jones Day, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

Independent Registered Public Accounting Firm

Ernst & Young LLP, an independent registered public accounting firm, has audited the predecessor’s consolidated financial statements and schedule as of March 27, 2004 and the years ended March 29, 2003 and March 27, 2004, and for the period from March 28, 2004 to June 16, 2004, and our successor’s consolidated financial statements have been audited for the period from June 17, 2004 to March 26, 2005 as set forth in their report. We have included the predecessor’s and successor’s consolidated financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP recently notified the SEC and our board of directors that during YCI’s ownership of our predecessor certain proscribed services had been provided by Ernst & Young Global (EYG) member firms during fiscal years 2003, 2004, and the period from March 28, 2004 to June 16, 2005. These services consisted of corporate secretarial and legal advisory services for YCI subsidiaries located in three foreign countries. These entities were not subsidiaries of the predecessor, which had no foreign subsidiaries, but rather were entities under common ownership by YCI. Fees paid to EYG member firms for these services totaled $4,221—fiscal year 2003, $13,131—fiscal year 2004, and $10,834—for the period from March 28, 2004 to June 16, 2005. No member of the EYG engagement teams performing these proscribed services served on the predecessor’s audit engagement during the relevant fiscal years. The services provided did not entail EYG making any significant management judgments, approval of significant transactions that would be reflected in the predecessor’s accounting records, or being in a position of advocacy on behalf of the YCI subsidiaries in front of courts or other jurisdictional bodies. EYG also did not attend any of the meetings of the members or directors of the YCI subsidiaries and did not prepare minutes of such meetings. On August 1, 2005, our board of directors considered the matter of Ernst & Young LLP’s independence in connection with their audit of the predecessor’s and successor’s consolidated financial statements and schedule included in this prospectus and in the registration statement in light of the services during the relevant time periods. After due consideration of the facts and circumstances, including Ernst & Young LLP’s conclusion that the services performed by EYG did not lead to an impairment of Ernst & Young LLP’s independence related to such audits because the violations did not affect the engagement team’s objectivity or impartiality with respect to such audits, our board of directors determined that Ernst & Young LLP’s independence was not compromised with respect to us. Prior to and following the action taken by the board, we discussed these matters and our conclusions with Ernst & Young LLP and, after such discussions, we determined to proceed with this offering.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. These materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Audited Consolidated Financial Statements

Consolidated Balance Sheets as of March 27, 2004 and March 26, 2005	F-3

Consolidated Statements of Income for the year ended March 29, 2003, and the year ended March 27, 2004, the period from March 28, 2004 to June 16, 2004 and the period from June 17, 2004 to March 26, 2005	F-4

Consolidated Statements of Stockholders’ Equity for the year ended March 29, 2003, and the year ended March 27, 2004, the period from March 28, 2004 to June 16, 2004 and the period from June 17, 2004 to March 26, 2005	F-5

Consolidated Statements of Cash Flows for the year ended March 29, 2003, and the year ended March 27, 2004, the period from March 28, 2004 to June 16, 2004, and the period from June 17, 2004 to March 26, 2005	F-6

Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Harry & David Holdings, Inc.

We have audited the accompanying consolidated balance sheet of Harry & David Operations Corp. (the Predecessor) as of March 27, 2004 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years ended March 29, 2003, and March 27, 2004, and the period from March 28, 2004 to June 16, 2004. We have also audited the accompanying consolidated balance sheet of Harry & David Holdings, Inc. and Subsidiaries (the Successor) as of March 26, 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for the period June 17, 2004 to March 26, 2005. These financial statements are the responsibility of the Predecessor and Successor management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Predecessor’s and Successor’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor’s and Successor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Predecessor at March 27, 2004, and the consolidated results of its operations and its cash flows for each of the years ended March 29, 2003, and March 27, 2004, and the period from March 28, 2004 to June 16, 2004, and the consolidated financial position of the Successor at March 26, 2005 and the consolidated results of its operations and its cash flows for the period from June 17, 2004, to March 26, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 4, the Predecessor has restated its financial statements to comply with recent Securities and Exchange Commission guidance on lease accounting.

/s/    ERNST & YOUNG LLP

Walnut Creek, California

June 17, 2005

Harry & David Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

(in Thousands, Except Share Data)

	March 27, 2004 (Predecessor)	March 26, 2005 (Successor)
	(Restated)
Assets
Current assets:
Cash and cash equivalents	$3,702	$60,385
Short-term investments	–	7,500
Trade accounts receivable, less allowance for doubtful accounts of $438 at March 27, 2004, and $320 at March 26, 2005	21,034	20,796
Other receivables	1,297	1,989
Inventories	63,202	57,057
Prepaid catalog expenses	6,936	6,602
YCI revolving credit arrangement	5,644	–
Receivable from YCI	–	17,579
Other current assets	4,168	6,055

Total current assets	105,983	177,963

Property, plant, and equipment, net	188,223	164,138
Software, net	1,831	11,738
Intangibles, net	10,140	35,676
Deferred financing costs	–	14,853
Deferred income taxes	–	7,072
Other assets	811	598

Total assets	$306,988	$412,038

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$9,932	$29,201
Accrued payroll and benefits	13,500	18,500
Income taxes payable	2,152	3,770
Deferred revenue	20,236	22,216
Deferred income taxes	42,500	37,057
Accrued interest	–	1,840
Accrued restructuring costs	–	3,856
Other accrued liabilities	6,033	6,768
Note payable	–	190

Total current liabilities	94,353	123,398

Long-term debt	–	245,000
Accrued pension liability	–	29,741
Deferred income taxes	7,900	–
Other long-term liabilities	12,995	1,345

Total liabilities	115,248	399,484

Stockholders’ equity:
Common stock, $1.00 par value; 1,000 shares authorized, issued, and outstanding at March 27, 2004; $0.01 par value, 1,500,000 shares authorized; 1,000,000 shares issued and outstanding at March 26, 2005	1	10
Additional paid-in capital	171,192	83,992
Stockholder note	–	(260)
Retained earnings (accumulated deficit)	20,547	(71,188)

Total stockholders’ equity	191,740	12,554

Total liabilities and stockholders’ equity	$306,988	$412,038

See accompanying notes.

Harry & David Holdings, Inc. and Subsidiaries

Consolidated Statements of Income

(in Thousands, Except Share and per Share Data)

	Year Ended March 29, 2003 (Predecessor)	Year Ended March 27, 2004 (Predecessor)	Period From March 28, 2004, to June 16, 2004 (Predecessor)	Period From June 17, 2004, to March 26, 2005 (Successor)
	(Restated)	(Restated)
Net sales	$515,131	$522,162	$61,845	$499,971
Costs and expenses:
Cost of goods sold	289,049	295,706	46,152	273,347
Selling, general, and administrative	205,338	211,951	41,488	174,494

	494,387	507,657	87,640	447,841

Operating income (loss)	20,744	14,505	(25,795)	52,130
Other (income) expense:
Interest income	(29)	(34)	(8)	(601)
Interest expense	654	411	21	29,712
Loss on investments	1,017	–	–	–
Gain on vendor settlement	–	(3,735)	–	–
Other (income) expense	216	(1,072)	–	(268)

	1,858	(4,430)	13	28,843

Income (loss) before income taxes	18,886	18,935	(25,808)	23,287
Provision (benefit) for income taxes	8,635	8,098	(10,476)	11,845

Net income (loss)	$10,251	$10,837	$(15,332)	$11,442

Basic and diluted income (loss) per common share	$10,251	$10,837	$(15,332)	$11.44

Weighted-average shares used in computing basic and diluted net income (loss) per common share	1,000	1,000	1,000	1,000,000

See accompanying notes.

Harry & David Holdings, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

(in Thousands, Except Share Data)

			Additional Paid-In Capital		Retained Earnings (Accumulated Deficit)
	Common Stock
				Stockholder Note
	Shares	Value				Total
Balance at March 30, 2002 (Predecessor-restated)	1,000	$1	$187,824	$–	$4,773	$192,598
Cumulative effect of lease restatement	–	–	–	–	(1,817)	(1,817)
Distribution on reorganization	–	–	(16,632)	–	–	(16,632)
Net income and comprehensive income (restated)	–	–	–	–	10,251	10,251
Dividend to stockholders	–	–	–	–	(3,497)	(3,497)

Balance at March 29, 2003 (Predecessor-restated)	1,000	1	171,192	–	9,710	180,903
Net income and comprehensive income (restated)	–	–	–	–	10,837	10,837

Balance at March 27, 2004 (Predecessor-restated)	1,000	1	171,192	–	20,547	191,740
Capital contribution of assets by YCI	–	–	28,998	–	–	28,998
Net loss and comprehensive loss (restated)	–	–	–	–	(15,332)	(15,332)
Sale of Harry & David Operations Corp. by YCI and elimination of equity accounts	(1,000)	(1)	(200,190)	–	(5,215)	(205,406)
Issuance of common stock in the Acquisition	1,000,000	10	83,992	–	–	84,002

Balance at June 17, 2004 (Successor)	1,000,000	10	83,992	–	–	84,002
Dividend to stockholders	–	–	–	–	(82,630)	(82,630)
Issuance of stockholder note	–	–	–	(250)	–	(250)
Accrued interest on stockholder note	–	–	–	(10)	–	(10)
Net income and comprehensive income	–	–	–	–	11,442	11,442

Balance at March 26, 2005 (Successor)	1,000,000	$10	$83,992	$(260)	$(71,188)	$12,554

See accompanying notes.

Harry & David Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in Thousands)

	Year Ended March 29, 2003 (Predecessor)	Year Ended March 27, 2004 (Predecessor)	Period From March 28, 2004, to June 16, 2004 (Predecessor)	Period From June 17, 2004, to March 26, 2005 (Successor)
	(Restated)	(Restated)
Operating activities
Net income (loss)	$10,251	$10,837	$(15,332)	$11,442
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	15,687	16,224	4,264	8,333
Amortization	1,236	1,192	1,790	3,871
Amortization of deferred financing costs	–	–	–	2,430
Write-off of deferred financing costs	–	–	–	7,956
Loss on impairment of property, plant, and equipment	316	1,949	–	–
Loss on retirement of property, plant, and equipment	784	882	–	170
Loss on investments	1,017	–	–	–
Deferred income taxes	(6,353)	(1,185)	7,320	(5,703)
Changes in operating assets and liabilities:
Accounts receivable	(984)	1,531	7,918	(7,684)
Inventories	103	1,455	(4,752)	6,211
Prepaid advertising and other assets	(300)	5,135	4,279	(440)
Accounts payable and accrued liabilities	1,487	(7,436)	(14,751)	35,034
Deferred revenue	(2,502)	(692)	(3,573)	7,184

Net cash provided by (used in) operating activities	20,742	29,892	(12,837)	68,804

Investing activities
Acquisition of property, plant, equipment, and software	(21,490)	(15,851)	(2,037)	(10,651)
Proceeds from the sale of property, plant, and equipment	40	13	16	40
Purchase of short-term investments	–	–	–	(58,053)
Sale of short-term investments	–	–	–	50,553
Purchase of common stock of the Predecessor, net of cash acquired of $22,782	–	–	–	(230,120)

Net cash used in investing activities	(21,450)	(15,838)	(2,021)	(248,231)

Financing activities
Borrowings of revolving debt	–	–	–	90,000
Repayments of revolving debt	–	–	–	(90,000)
Borrowings of long-term debt	–	–	–	155,000
Repayments of long-term debt	(131)	(49)	–	(155,000)
Borrowings of notes payable	–	–	–	16,219
Repayments of notes payable	–	–	–	(16,029)
Issuance of bonds	–	–	–	245,000
Payments for deferred financing costs	–	–	–	(9,440)
Capital contribution	–	–	158	84,002
Repayments of long-term debt to YCI	(2,066)	–	–	–
Net (payments) receipts on YCI revolving credit arrangement	5,952	(14,818)	13,838	100
Payment of dividend to common stockholders	(3,497)	–	–	(82,630)
Issuance of note payable to stockholder	–	–	–	(250)

Net cash provided by (used in) financing activities	258	(14,867)	13,996	236,972

Increase (decrease) in cash and cash equivalents	(450)	(813)	(862)	57,545
Cash and cash equivalents, beginning of period	4,965	4,515	3,702	2,840

Cash and cash equivalents, end of period	$4,515	$3,702	$2,840	$60,385

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$–	$–	$–	$6,655

Supplemental disclosure of noncash financing activities
Contribution of assets and liabilities from YCI just prior to the Acquisition	$–	$–	$28,998	$–

See accompanying notes.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

March 26, 2005

(Dollars in Thousands)

1. Business

Harry & David Holdings, Inc (formerly Bear Creek Holdings, Inc. and subsidiaries) (the Company or Successor) is a vertically integrated multichannel specialty retailer and producer of branded premium gift-quality fruit gourmet food products and gifts marketed under the Harry and David® brand, and premium rose plants, horticultural products, and home and garden décor marketed under the Jackson & Perkins® brand. The Company markets its products through catalogs distributed through the mail, the Internet, business-to-business, and consumer telemarketing, Harry and David Stores, and wholesale distribution to other retailers. Harry & David Holdings, Inc. and Subsidiaries operates three reportable segments: Harry and David Direct Marketing, Harry and David Stores, and Jackson & Perkins. Business units not required to be disclosed separately for segment reporting purposes are grouped in “Other” and include Harry and David wholesale, commercial sales of surplus, non-gift-quality fruit grown in the Company’s orchards surrounding Medford, Oregon, and business units that support the Company’s operations, including orchards, product supply, distribution, customer operations, facilities, information technology services, and administrative and marketing support functions. Harry and David Direct Marketing net sales are generated by sales of Harry and David merchandise through catalog, Internet, business-to-business, and consumer telemarketing operations. Harry and David Stores net sales are generated by sales of Harry and David merchandise at various retail locations (outlet stores, specialty stores, and a Country Village Store). Jackson & Perkins net sales are generated by sales of Jackson & Perkins merchandise through catalog, Internet, consumer telemarketing, and wholesale operations, as well as royalty income generated from sales of Suntory plants and the licensing of some Jackson & Perkins patented products to third parties for resale and sales of rotational farm crops grown at Jackson & Perkin’s Wasco, California, facilities. Harry and David and Jackson & Perkins catalogs reach customers throughout the United States and to a lesser extent in Canada. As of March 26, 2005, the Company operated 138 Harry and David Stores in 34 states in the United States.

2. Acquisition of the Company

On June 17, 2004, the Company purchased all of the outstanding shares of common stock of Harry & David Operations Corp. (formerly Bear Creek Corporation) (Predecessor) from Yamanouchi Consumer Inc. (YCI) (referred to as the Acquisition). As of March 26, 2005, affiliates of Wasserstein & Company, LP (Wasserstein), together with management, own a 65% controlling interest in the Company, and affiliates of funds sponsored by Highfields Capital Management LP (Highfields) own 35%. The aggregate consideration for the Acquisition, including cash acquired of $22,782, was approximately $252,902.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

2. Acquisition of the Company (continued)

The Acquisition was financed through an initial capital contribution at closing of $82,600, a positive post-closing working capital price adjustment of $1,402, borrowings of $155,000 under a second lien term loan, and a $13,900 note payable to a bank.

The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. The purchase price has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on their relative fair values. An independent appraisal was utilized for determining the amounts assigned to inventory, property, plant and equipment, software, and intangible assets consisting primarily of purchased trade names and trademarks. The excess of the fair value of the net assets acquired over the purchase price, which amounted to $29,638, was recorded at June 17, 2004, as a pro rata reduction of the amounts assigned to acquired property, plant and equipment, software, and identifiable intangibles at the date of acquisition, as follows:

	Allocated Fair Value	Adjustment	Acquisition Balance Sheet
Cash	$25,621	$–	$25,621
Inventory	63,268	–	63,268
Other current assets	26,752	–	26,752
Property, plant, and equipment	198,627	(34,663)	163,964
Software	15,179	(2,704)	12,475
Intangible assets	45,157	(7,710)	37,447
Other long-term assets	16,640	–	16,640
Restructuring accrual	(10,477)	–	(10,477)
Current liabilities	(49,812)	–	(49,812)
Deferred taxes	(20,380)	15,439	(4,941)
Accrued pension liability	(28,035)	–	(28,035)

	$282,540	$(29,638)	$252,902

The results of operations of Harry & David Holdings, Inc. since the Acquisition are included in the 40-week period ended March 26, 2005, in the accompanying statement of income.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

2. Acquisition of the Company (continued)

In accordance with Emerging Issues Task Force (EITF) Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, the Company recorded a current liability of $10,477 for restructuring costs associated with the acquisition. The restructuring liability consisted of $7,304 in estimated costs to implement management’s plan for a reduction in force that began in August 2004. Of this amount, $1,897 remained in accrued restructuring costs in the accompanying balance sheet at March 26, 2005. Additionally, the restructuring liability consisted of $3,173 in estimated costs to implement management’s plan to close 19 underperforming Harry and David retail stores. Of this amount, approximately $300 is for severance costs related to terminated store management personnel and corporate positions directly associated with the store division. These stores were identified for closure by the new ownership team based on historical and pro forma operating results. Of this amount, $1,959 remained in accrued restructuring costs in the accompanying consolidated balance sheet as of March 26, 2005. Management anticipates that substantially all of the planned restructuring activities will be completed within approximately one year of the acquisition date.

3. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions between the entities have been eliminated.

Amounts presented for periods prior to June 17, 2004, represent the consolidated financial information of Harry & David Operations Corp. and Subsidiaries, which is considered the accounting predecessor company to Harry & David Holdings, Inc.

Fiscal Year

The Company’s fiscal year ends on the last Saturday in March, based on a 52/53-week year. Fiscal years 2003, 2004, and 2005 ended on March 29, 2003 (52 weeks), March 27, 2004 (52 weeks), and March 26, 2005 (52 weeks), respectively.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Sales to individuals and the related cost of products related to direct marketing channels are recognized when the products are shipped to customers. Revenue is recognized for retail sales, excluding gift card sales, at the point of sale in the store, and for wholesale merchandise when the merchandise is shipped to the customer. Revenues from gift card sales are deferred and revenue is recognized for the appropriate amount redeemed.

Deferred revenue represents amounts received from customers for merchandise to be shipped in subsequent periods. The Company defers incremental direct costs of order processing related to those orders for which revenue is deferred. Deferred order processing costs of $901 and $914 were included in other current assets in the accompanying consolidated balance sheets at March 27, 2004, and March 26, 2005, respectively. Shipping and handling fees charged to customers are recognized at the time the products are shipped to the customer and are included in net revenues. Shipping costs are included in cost of goods sold. The Company records a reserve for estimated product returns in each reporting period based on historical experience.

Research and Development

The Company incurs research and development expenses primarily related to developing new roses. Research and development expenses of approximately $1,125, $1,253, $286, and $979 for the fiscal years ended March 29, 2003, and March 27, 2004, the 12 weeks ended June 16, 2004, and the 40 weeks ended March 26, 2005, respectively, are included in selling, general, and administrative expenses.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

Catalog Expenses

Prepaid catalog expenses are incurred in connection with the direct response marketing of certain products. Prepaid catalog costs consist of photography, separations, print, distribution, postage, and list costs for all direct response catalogs. Such costs are capitalized as prepaid catalog expenses and are amortized over their expected periods of future benefit based on the estimated sales curve of each promotion. Each catalog is generally amortized over 3 to 4 months. For sales that extend up to 12 months, such as multiple club shipments, catalog expense is generally amortized over this 12-month period. Prepaid catalog expenses are evaluated for realizability at each reporting period by comparing the carrying amount associated with each catalog to the estimated remaining future net revenues associated with that promotion. If the carrying amount is in excess of estimated future net revenue, the excess is expensed in the reporting period. Nondirect response advertising is expensed as incurred.

Catalog advertising expenses were $52,979, $56,610, $10,186, and $50,716 for the fiscal years ended March 29, 2003, and March 27, 2004, the 12 weeks ended June 16, 2004, and the 40 weeks ended March 26, 2005, respectively.

Comprehensive Income

The Company’s comprehensive income and net income are the same for all periods presented.

Income Taxes

The Company accounts for income taxes under the liability method wherein the deferred tax liabilities and assets are based on the difference between the financial statements and tax bases of assets and liabilities, multiplied by the expected tax rate in the year the differences are expected to reverse. Deferred tax expense results from the change in the net deferred tax asset or liability between periods.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Historically, the Predecessor has filed a consolidated federal income tax return with YCI and its affiliated entities (the YCI Group). YCI and the Predecessor maintained a constructive tax-sharing agreement, the effect of which was to reflect tax expense and liabilities as if the Predecessor filed stand-alone federal and state income tax returns. The income tax provision and related accounts of the Predecessor are presented in these financial statements as if the Predecessor filed stand-alone federal and state income tax returns.

The Company’s fiscal year for financial statement reporting purposes ends on the last Saturday in March based on a 52/53-week year; however, the Company files its federal and state income tax returns based on the period ending November 30. Similarly, and as a result of this difference in reporting cycles, the month of November ends on a day other than the 30th. Accordingly, income, expense, and balance sheet adjustments must be made to properly reflect the relevant financial statements and tax returns.

Due to an administrative oversight, the Company failed to properly extend the time to file its federal income tax returns for the initial short tax year ended November 30, 2004. As a result, each member of the Company’s affiliated group is required to file a separate federal income tax return for that period. The income tax provision for the period from June 17, 2004, to March 26, 2005, has been prepared on this basis. However, the Internal Revenue Service may, in its discretion, grant an extension to the Company and its subsidiaries to file a consolidated income tax return for the initial short tax year ended November 30, 2004, and the Company may pursue such an extension. If the extension is granted, any resulting adjustments to the income tax provision will be recorded in the year during which the extension determination becomes known.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

For the period after the Acquisition through November 30, 2004, the Company estimates that there will be a federal income tax benefit of $23,439 attributable to a net operating loss (NOL) generated by the Company and its subsidiaries. Under the terms of the stock purchase agreement dated April 1, 2004, YCI has the option to pay the Successor, as an adjustment to purchase price, an amount based on a percentage of such NOL. If YCI exercises this option, the NOL will be carried back in accordance with applicable law, for the benefit of YCI, to periods prior to the closing of the acquisition. The Company has recorded the amount of $17,579 related to this tax benefit as a receivable from YCI in the accompanying consolidated balance sheet at March 26, 2005 (see Note 20). The remaining income tax benefit of $5,860 will be retained by YCI, and as such, has been treated as a contingent purchase price by the Company and included in the purchase price allocation as of June 17, 2004. If YCI fails to pay the Successor as provided in the stock purchase agreement, the Successor may waive the carryback of the NOL, in which case the Successor will not have any obligation to YCI in respect of such NOL.

Stock-Based Compensation

The Company accounts for stock options granted to employees under SFAS No. 123 (Revised), Share-Based Payment (SFAS 123-R). Under SFAS 123-R, the fair value of stock-based awards to employees is calculated through the use of option pricing models. These models require subjective assumptions, including future stock price volatility and expected time to exercise, which affect the calculated values. The Company’s calculations are based on a single option valuation approach and forfeitures are estimated at the date of grant, and that estimate is updated each reporting period as necessary. The compensation expense is recognized on a straight-line basis over the vesting period.

Stock options granted to nonemployees are accounted for under EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Prior to June 17, 2004, the Company had no stock-based compensation plans.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

Earnings (Loss) Per Share

Earnings (loss) per basic share is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Earning (loss) per diluted share further assumes that, under the treasury stock method, any dilutive stock options are exercised.

Cash and Cash Equivalents

Cash and cash equivalents are carried at cost, which approximates market value. Cash equivalents include third-party credit card receivables because such amounts generally convert to cash within three days with little or no default risk.

Short-Term Investments

Short-term investments in marketable securities consist of auction rate debt instruments with ratings of AAA/Aaa and ultimate maturities of 28 to 39 years. The Company typically holds these investments for 30- to 90-day periods. Investments are classified as held-to-maturity, trading, or available-for-sale at the time of purchase. At March 26, 2005, all of the Company’s investments in marketable securities were classified as trading and were carried at cost, which approximated fair market value. The cost of the securities is based on the specific identification method.

Accounts Receivable

The Company sells its products to individuals and companies located primarily in the United States. Products sold to individuals are typically paid for through the use of third-party and proprietary credit cards, which are authorized at the point of sale, cash, or check. Products sold to companies are generally on open credit terms consistent with the Company’s evaluation of customer creditworthiness. The Company generally does not require collateral.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

Accounts Receivable (continued)

The Company conducts ongoing credit evaluations and maintains an allowance for doubtful accounts to cover the risk of bad debts. The Company analyzes historical bad debts, customer creditworthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. The allowance is calculated on a historical percentage of defaulted accounts as a percentage of sales. The Company writes off individual accounts greater than 180 days past due. Past-due corporate accounts are written off when management deems that collectibility is remote. Losses from bad debts have historically been within management’s expectations.

Inventories

Finished goods, materials, packaging supplies, and work-in-process are stated at the lower of cost (on the first-in, first-out basis) or market value. The Company capitalizes into inventory both direct and indirect production costs. Indirect production costs include indirect labor and growing, manufacturing, and assembly related overhead costs. Costs of unharvested crops are included in inventory and include direct labor and other expenses related to nursery stock and unharvested fruit, including the amortization of orchard development costs. Fruit crop inventories are accounted for on a crop year that spans from November to October. Rose crop inventories are accounted for over their respective growing cycles, and therefore rose inventory costs include up to three years of nursery stock. The Company estimates a provision for damaged, obsolete, excess, and slow-moving inventory based on specific identification and inventory aging reports. The Company provides for excess and obsolete inventories in the period when excess and obsolescence are determined to have occurred.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Orchard development costs, consisting of direct labor and material, supervision, and other items, are capitalized as part of capital projects in process until the orchard produces fruit in commercial quantities. Upon attaining commercial levels of production, these costs are transferred to land improvements.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

Property, Plant, and Equipment (continued)

Depreciation and amortization are computed using the straight-line method, with estimated useful lives of the related assets as follows:

Land improvements and producing orchards	10–35 years
Buildings and improvements	10–40 years
Machinery and equipment	5–10 years
Leasehold improvements	Shorter of estimated useful life or lease term (generally 5–20 years)

Interest costs related to assets under construction and software projects are capitalized during the construction or development period. The Company capitalized $199, $153, $2, and $49 as part of property, plant, and equipment for the fiscal years ended March 29, 2003, and March 27, 2004, the 12 weeks ended June 16, 2004, and the 40 weeks ended March 26, 2005, respectively.

The estimated cost to complete capital projects in process was $6,636 at March 26, 2005.

Software

Internally developed software costs are capitalized in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

Qualifying costs of producing or purchasing internal use software are capitalized and amortized using the straight-line method over estimated lives ranging from three to eight years. Total software costs capitalized for the fiscal years ended March 29, 2003, and March 27, 2004, the 12 weeks ended June 16, 2004, and the 40 weeks ended March 26, 2005, were $1, $6, $155, and $1,679, respectively. Accumulated amortization of capitalized software costs at March 27, 2004, and March 26, 2005, was $2,278 and $2,394, respectively.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

Intangible Assets

At March 27, 2004, intangible assets of the Predecessor primarily consisted of trademarks, patents, and customer mailing lists, which were being amortized using the straight-line method over their estimated useful lives ranging from 5 to 40 years. Accumulated amortization at March 27, 2004, was $33,315. The aggregate amortization expense was $704, $665, and $138 for the fiscal years ended March 29, 2003, and March 27, 2004, and the 12 weeks ended June 16, 2004, respectively, included within selling, general, and administrative expenses in the accompanying consolidated statements of income.

In conjunction with the Acquisition, the Company acquired intangible assets of $37,447 consisting of trade names and trademarks, customer and rental lists, and favorable lease agreements. The trade names and trademarks were valued at $28,765 and have been assigned an indefinite life; as such, they will not be amortized, but rather reviewed for impairment annually and as potential indicators arise. The following is a summary of intangible assets subject to amortization:

	As of March 26, 2005
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Harry and David customer and rental lists	$6,805	$(1,480)	$5,325
Favorable lease agreements	1,877	(291)	1,586

	$8,682	$(1,771)	$6,911

The customer and rental lists are being amortized using the straight-line method over their estimated useful lives ranging from one to four years. The intangible assets related to the favorable lease agreements are being amortized over the remaining lives of the underlying leases ranging from three to ten years.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

Intangible Assets (continued)

Aggregate amortization expense for the 40 weeks ended March 26, 2005, was $1,771, and the estimated amortization expense for each of the next five years is as follows:

Fiscal year 2006	$2,175
Fiscal year 2007	1,934
Fiscal year 2008	1,873
Fiscal year 2009	576
Fiscal year 2010	188
Thereafter	165

Deferred Financing Costs

In connection with the issuance of long-term debt as part of the Acquisition, the Company incurred deferred financing costs of $15,800. Based on the debt usage, $7,812 of this amount was allocated to the revolving credit agreement, and the remaining $7,988 was allocated to the term loan. These amounts are being amortized to interest expense using the effective-interest method over the terms of the related debt instruments.

On February 25, 2005, the Company repaid the term loan in full, and the remaining associated financing costs of $6,858 were charged to interest expense in connection with this debt extinguishment. Additionally, on the same date, the Company modified its revolving credit agreement with a bank to reduce the maximum borrowing capacity from $150,000 to $125,000. In connection with this modification, associated financing fees of $1,098 were charged to interest expense.

The Company also incurred $9,490 associated with the issuance of $70,000 in Senior Floating Rate Notes and $175,000 of Senior Fixed Rate Notes on February 25, 2005. This amount has been recorded as deferred financing costs to be amortized over the life of the notes (see Note 11).

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

Equity Investments

The Company records equity investments in private companies on the cost basis, as the Company owns less than 20% of the outstanding equity of each of the three investee companies, the Company does not exert significant influence over the operations of the investee companies, and objective fair market values of the investees’ equity securities do not exist. Equity investments totaling $325 at March 27, 2004, and March 26, 2005, were included in other assets in the accompanying consolidated balance sheets. The Company periodically evaluates the estimated fair value of its equity investments in private companies to determine if an other-than-temporary impairment in the value of its investments has taken place. If an investment is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates its long-lived assets for impairment. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Deferred Rent

For leases that contain fixed escalations of the minimum annual lease payment during the original term of the lease, the Company recognizes rental expense on a straight-line basis and records the difference between rent expense and the amount currently payable as deferred rent. The Company’s deferred rent liability includes an estimated amount to return retail stores to their original condition at the conclusion of the lease term. Deferred rent liabilities totaling $2,512 and $426 were included in other long-term liabilities in the accompanying consolidated balance sheets as of March 27, 2004, and March 26, 2005, respectively. For further discussion of the Company’s accounting policies related to operating leases, see Note 4.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

Financial Instruments

The Company’s financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable, notes payable, and long-term debt. The estimated fair value of these instruments (other than long-term debt) approximates their carrying value due to the short period of time to their maturities. With respect to long-term debt, the fair value of the Senior Floating Rate Notes approximates their carrying value due to their variable interest rate. The fair value of the Senior Fixed Rate Notes approximates their carrying value, as the fixed rate approximates the Company’s incremental borrowing rate for instruments of similar terms.

New Accounting Standards and Developments

In November 2004, the Financial Accounting Standards Board (the FASB) ratified the consensus reached by the EITF regarding EITF Issue No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations. SFAS No. 144 requires that the results of operations of a component of an entity that either has been disposed of or classified as held for sale be reported in discontinued operations if (1) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (2) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. EITF Issue No. 03-13 addresses how companies should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from their ongoing operations and the types of continuing involvement that constitute “significant” continuing involvement.

The consensus ratified in EITF Issue No. 03-13 is effective for a component of an entity that is disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004, or earlier if disposed of or classified as held for sale within the company’s fiscal year that includes the date of consensus ratification. The Company doesn’t expect that the adoption of EITF Issue No. 03-13 beginning in March 2005 will have a significant impact on its consolidated financial statements.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

New Accounting Standards and Developments (continued)

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an Amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In October 2004, the American Jobs Creation Act (the Act) was signed into law. The Act provides a special deduction with respect to income of certain U.S. manufacturing activities and a one-time 85% dividends received deduction for certain foreign earnings that are repatriated, as defined in the Act. The Company is currently evaluating the impact of the manufacturing deduction, which may impact its consolidated financial statements as early as the fiscal year beginning March 27, 2005. In December 2004, the FASB issued FASB Staff Position 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004, which allows a company additional time to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings. The Company does not have foreign operations, and as such does not expect that this aspect of the Act will have a significant impact on its consolidated financial statements.

4. Restatement of Financial Statements

On February 7, 2005, the Office of the Chief Accountant of the Securities and Exchange Commission (SEC) issued a letter to the AICPA expressing its views regarding certain operating lease-related accounting issues and their application under generally accepted accounting principles in the United States of America (GAAP). In light of this letter, the Company’s management initiated a review of its lease accounting and determined that its then-current method of accounting for leasehold improvements funded by landlord incentives or allowances under operating leases (tenant improvement allowances) and its then-current method of accounting for rent holidays were not in accordance with GAAP as interpreted in the recent SEC letter issued to the AICPA.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

4. Restatement of Financial Statements (continued)

The Company had historically accounted for tenant improvement allowances as reductions to the related leasehold improvement asset on the consolidated balance sheets and capital expenditures in investing activities on the consolidated statements of cash flows. Management determined that FASB Technical Bulletin No. 88-1, Issues Relating to Accounting for Leases, requires these allowances to be recorded as deferred rent liabilities on the consolidated balance sheets and as a component of operating activities on the consolidated statements of cash flows.

Additionally, this adjustment results in a reclassification of the deferred rent amortization from “Depreciation and amortization expenses” to “Tenant allowance credit,” both of which are classified within selling, general, and administrative expenses in the consolidated statements of income.

The Company had historically recognized rent holiday periods on a straight-line basis over the lease term commencing with the initial occupancy date or the opening date for Company-operated retail stores. The store opening date coincided with the commencement of business operations, which corresponds to the intended use of the property. Management reevaluated FASB Technical Bulletin No. 85-3, Accounting for Operating Leases with Scheduled Rent Increases, and determined that the lease term should commence on the date the Company takes possession of the leased space for construction purposes, which is generally two months prior to a store opening date. Excluding tax impacts, the correction of this accounting requires the Company to record additional deferred rent in “Other long-term liabilities” and to adjust “Retained earnings” on the consolidated balance sheets, as well as to correct amortization in “Selling, general, and administrative expense” on the consolidated statements of income. The cumulative effect of these accounting changes is a reduction to retained earnings of $1,817 as of the beginning of fiscal 2003 and a decrease to “Selling, general, and administrative expense” of $66 and $102 for fiscal years ended March 29, 2003, and March 27, 2004, respectively. The effect of this restatement on earnings per share was not significant.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

5. Inventories

Inventories consist of the following:

	March 27, 2004 (Predecessor)	March 26, 2005 (Successor)
Finished goods	$22,824	$18,939
Materials, packaging supplies, and work-in-process	22,258	22,094
Growing crops	18,120	16,024

Total	$63,202	$57,057

6. Property, Plant, and Equipment

Property, plant, and equipment consists of the following:

	March 27, 2004 (Predecessor)	March 26, 2005 (Successor)
Land	$28,195	$30,663
Land improvements and orchard development costs	60,424	31,188
Buildings and improvements	96,749	55,839
Machinery and equipment	90,731	42,200
Leasehold improvements	26,265	6,229
Capital projects-in-progress	3,070	6,269

	305,434	172,388
Accumulated depreciation and amortization	(117,211)	(8,250)

Total	$188,223	$164,138

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

7. Income Taxes

The Company files a consolidated federal income tax return with its includible U.S. subsidiaries. The income tax provision and related accounts are presented in these financial statements.

The components of the Company’s provision (benefit) for income taxes are as follows:

	Year Ended March 29, 2003 (Predecessor)	Year Ended March 27, 2004 (Predecessor)	Period From March 28, 2004, to June 16, 2004 (Predecessor)	Period From June 17, 2004, to March 26, 2005 (Successor)
Current:
Federal	$21,553	$7,497	$22,322	$(19,611)
State	6,520	1,731	5,336	–
Foreign	34	–	–	–

	28,107	9,228	27,658	(19,611)
Deferred:
Federal	(15,588)	(872)	(30,716)	26,225
State	(3,884)	(258)	(7,418)	5,231

	(19,472)	(1,130)	(38,134)	31,456

Provision (benefit) for income taxes	$8,635	$8,098	$(10,476)	$11,845

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

7. Income Taxes (continued)

For the periods ended March 29, 2003, March 27, 2004, June 16, 2004, and March 26, 2005, the effective income tax rate was 45.7%, 42.8%, 40.6%, and 50.9%, respectively. The Company’s effective tax rate differed from the federal statutory income tax rate as follows:

	Year Ended March 29, 2003 (Predecessor)	Year Ended March 27, 2004 (Predecessor)	Period From March 28, 2004, to June 16, 2004 (Predecessor)	Period From June 17, 2004, to March 26, 2005 (Successor)
Income tax provision (benefit) at federal statutory rate of 35%	$6,587	$6,592	$(9,146)	$8,151
State tax provision (benefit), net federal tax effect	1,638	958	(1,353)	2,657
Valuation allowance	–	–	–	720
Nondeductible expenses	102	89	47	2
Provision for income tax penalties	–	–	–	345
Other	308	459	(24)	(30)

Provision (benefit) for income taxes	$8,635	$8,098	$(10,476)	$11,845

Net deferred tax liabilities consist of the following gross asset and liability balances:

	March 27, 2004 (Predecessor)	March 26, 2005 (Successor)
Current:
Liability	$47,768	$49,423
Asset	(5,268)	(12,366)

Net current liability	42,500	37,057
Long-term:
Liability	17,492	17,432
Asset	(9,592)	(24,504)

Net long-term liability (asset)	7,900	(7,072)
Total deferred liability	$50,400	$29,985

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

7. Income Taxes (continued)

Significant components of the Company’s deferred tax assets and liabilities for federal and state income taxes consist of the following:

	March 27, 2004 (Predecessor)	March 26, 2005 (Successor)
Deferred tax assets:
Reserve for future liabilities	$(3,164)	$(9,536)
Pension	–	(12,675)
State income taxes	(4,724)	(1,716)
Inventories	(1,920)	(2,743)
Net operating loss carryforwards	–	(8,421)
Other	(5,052)	(2,887)

	(14,860)	(37,978)
Valuation allowance	–	1,108

Total deferred tax assets	(14,860)	(36,870)
Deferred tax liabilities:
Deferred income	27,600	28,377
Depreciation/amortization	17,464	17,902
Growing crops	9,805	8,927
Catalog costs	10,309	11,565
Other	82	84

Total deferred tax liabilities	65,260	66,855

Total net deferred tax liabilities	$50,400	$29,985

The valuation allowance increased by $1,108 during the fiscal year ended March 26, 2005. Deferred tax assets and liabilities are classified in the consolidated balance sheets based on the classification of the related asset or liability that creates the temporary difference.

At November 30, 2004, the Company has approximately $14,160 of federal and $43,314 of state net operating loss carryforwards, which expire between 2009 and 2024.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

7. Income Taxes (continued)

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

8. Accrued Restructuring Costs

The Company recorded a liability of $10,477 for restructuring costs associated with the Acquisition. The following table summarizes the Company’s accrued restructuring costs at March 26, 2005:

	Amounts Recorded at June 17, 2004	Amounts Utilized During the 40 Weeks Ended March 26, 2005	Balance March 26, 2005
Reduction in force	$7,304	$(5,407)	$1,897
Store closures	2,873	(1,082)	1,791
Store closure severance	300	(132)	168

Total	$10,477	$(6,621)	$3,856

The severance that we paid to employees as part of our restructuring was substantially complete as of March 26, 2005 and the planned store closings were either complete or in the process of being completed as of June 17, 2005.

9. Revolving Credit Arrangement

On June 17, 2004, the Company entered into a revolving credit agreement with a bank that provides for $150,000 of revolving credit secured by the assets of the Company. The interest rate on this facility is variable, and as of March 26, 2005, was set at LIBOR plus 2.25%. This agreement contains certain restrictive loan covenants, including financial covenants requiring the Company to maintain a maximum leverage ratio, minimum interest coverage ratio, and a minimum fixed charge coverage ratio.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

9. Revolving Credit Arrangement (continued)

In conjunction with the refinancing on February 25, 2005, this agreement was amended to reduce the revolving credit to $125,000. During the 40 weeks ended March 26, 2005, the Company borrowed and repaid $90,000 under this facility. At March 26, 2005, there were no outstanding borrowings.

In connection with the issuance of this facility, the Company incurred debt issuance fees of $7,812, of which $5,485 remained in other assets in the accompanying consolidated balance sheet at March 26, 2005. Amortization of deferred debt issuance fees was $1,229 for the 40 weeks ended March 26, 2005, and is included in interest expense in the accompanying consolidated statement of income. As a result of the modification to the agreement in February 2005, the Company charged $1,098 of financing fees to interest expense, proportional to the decrease in borrowing capacity of the old arrangement.

The Company is required to pay a commitment fee equal to 0.75% of the unused line of credit, payable quarterly. For the 40 weeks ended March 26, 2005, the Company recorded $701 in commitment fees as interest expense.

10. Notes Payable

Notes payable of $190 at March 26, 2005, consist of notes issued to a financing company for the purchase of certain insurance policies for the Company. The notes are unsecured and bear interest at 2.7% per annum. Payments on these notes are made monthly, with the final payment due on June 15, 2005.

11. Long-Term Debt

On June 17, 2004, the Company entered into a term credit agreement with a financial institution that provided for $155,000 of secured credit. The credit agreement contained a subjective acceleration clause and restrictive loan covenants, including a financial covenant requiring the Company to maintain a maximum leverage ratio. The term credit agreement was to expire on June 17, 2010. The interest rate on this facility was LIBOR plus 7.5%, and the debt was secured by fixed assets, inventory, and receivables. This note was repaid in full on February 25, 2005 (see Note 3).

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

11. Long-Term Debt (continued)

On June 17, 2004, the Company entered into an unsecured note agreement with a financial institution in the amount of $13,900. The interest rate on the facility was 4.01%, with interest payments every three months. This note was repaid in full on February 25, 2005.

In February 2005, the Company issued $70,000 in Senior Floating Rate Notes due March 1, 2012, and $175,000 of Senior Fixed Rate Notes due March 1, 2013. The net proceeds of this issuance of $235,510, combined with cash-on-hand of $16,020, were used to repay the amount outstanding under the term loan facility of $155,000, to make a distribution to stockholders of $82,630, and to repay the $13,900 note payable borrowed in the original acquisition.

The Senior Floating Rate Notes accrue interest at a rate per annum equal to LIBOR plus 5%, calculated and paid quarterly. The interest rate at March 26, 2005, was 7.93%, and the first interest payment is due June 1, 2005. The $175,000 of Senior Fixed Rate Notes accrues interest at an annual fixed rate of 9%, with semiannual interest payments commencing on September 1, 2005. These notes represent the senior unsecured obligations of Harry & David Operations Corp. and are guaranteed on a senior unsecured basis by Harry & David Holdings, Inc.

Associated with the offering, the Company incurred $9,490 in fees that were recorded as deferred financing costs, a component of long term assets, in the accompanying balance sheets. This amount will be amortized to interest expense over the lives of the notes. As of March 26, 2005, the unamortized portion was $9,368.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

12. Commitments and Financing

The Company utilizes letters of credit for certain purchases of inventory, workers’ compensation policies, and a purchasing card program. At March 26, 2005, the Company had three unsecured commercial letter of credit agreements totaling an aggregate of $49, with expiration dates ranging from March 30, 2005, to June 15, 2005. Additionally, as of March 26, 2005, the Company had two standby letters of credit for $3,500 and $500 expiring June 16, 2005, and October 27, 2005, respectively. There were no unused letters of credit as of March 26, 2005.

13. Stockholders’ Equity

At March 27, 2004, all outstanding shares of common stock of Harry & David Operations Corp. were held by YCI. On June 17, 2004, in conjunction with the Acquisition, the Company issued 1,000,000 shares of $.01 par value common stock to Wasserstein and Highfields (Note 2).

Stockholder Note Receivable

In October 2004, the Company loaned its chief executive officer $250 to purchase common stock of the Company. The outstanding balance of $260 at March 26, 2005, includes imputed interest of $10 calculated at a blended rate based on debt plus 0.005% per year (8.9% at March 26, 2005). The principal balance of this note, together with accrued interest, was repaid in full subsequent to March 26, 2005.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

13. Stockholders’ Equity (continued)

Stock Option Plan

Prior to June 17, 2004, the Company had no outstanding stock options. On February 18, 2005, the Company adopted a Non-qualified Stock Option Plan (the Plan). The Plan provides for the grant of incentive stock options and nonqualified stock options, exercisable for shares of the Company’s common stock. A total of 100,000 shares of the Company’s common stock are available for option grants under the Plan. The Company has granted options to purchase 81,081 shares of the Company’s common stock to certain members of senior management under the Plan, and 2,500 shares to a nonemployee consultant. These options were granted with an exercise price of $82.60 per share. The options will vest and become exercisable 20% on each of June 17, 2005, and June 17, 2006, and 5% quarterly thereafter through June 17, 2009. Vesting of all options will accelerate upon a change of control of the Company. Shares issuable upon exercise of the options may be either treasury shares or newly issued shares. Options granted under the Plan expire ten years after the date of grant.

The Plan is administered by the Company’s board of directors or a committee of such board. Options may be exercised only to the extent they have vested. In case of termination of employment or other service by reason of death, disability, or normal or early retirement, or in the case of hardship or other special circumstances of an optionee holding options that have not vested, the administrator of the Plan may, in its sole discretion, accelerate the time at which such option may be exercised. The option agreement for any grant may provide for a share repurchase right or right of first refusal in favor of the Company upon the occurrence of certain specified events. Any repurchase of such shares is to be made by the Company at the fair value at the time of the repurchase.

The Company accounts for stock-based compensation using the fair-value method under SFAS 123-R. The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatilities are based on an average historical volatility of the publicly traded stock of a representative set of comparable companies. The expected term of options granted is derived from the time between initial grant and date of final vesting, a customary assumption for stock options in private equity-controlled companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

13. Stockholders’ Equity (continued)

Stock Option Plan (continued)

Period From June 17, 2004, to March 26, 2005 (Successor)
Expected volatility	45%
Expected dividends	–
Expected term (in years)	4.3 years
Risk-free rate	4.12%

Prior to June 17, 2004, the Company had no outstanding stock options.

A summary of option activity under the Plan from June 17, 2004, through March 26, 2005, is presented below:

Options	Option Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
Outstanding at June 17, 2004	–	$–	–
Granted	83,581	82.60	9.3 years
Exercised	–	–	–
Forfeited or expired	–	–	–

Outstanding at March 26, 2005	83,581	$82.60	9.3 years

Of the 83,581 options outstanding at March 26, 2005, none were exercisable.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

13. Stockholders’ Equity (continued)

Stock Option Plan (continued)

A summary of the status of the Company’s nonvested option shares as of June 17, 2004, and changes during the Successor period ended March 26, 2005, is presented below:

Nonvested Option Shares	Option Shares	Weighted- Average Grant-Date Fair Value of Options
Nonvested at June 17, 2004	–	$–
Granted options	83,581	30.04
Vested	–	–
Forfeited	–	–

Nonvested at March 26, 2005	83,581	$30.04

For the Successor period ended March 26, 2005, the Company calculated approximately $28 in unrecorded compensation expense (after tax) related to nonvested share-based compensation arrangements granted under the Plan. As of March 26, 2005, there remains a total of $2,219 of total unrecognized pretax compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 4.2 years.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

14. Earnings per Share

Earnings per share are computed as net earnings divided by the weighted-average number of common shares outstanding for the periods, as follows (in thousands, except per share data):

	Year Ended March 29, 2003 (Predecessor)	Year Ended March 27, 2004 (Predecessor)	Period From March 28, 2004, to June 16, 2004 (Predecessor)	Period From June 17, 2004, to March 26, 2005 (Successor)
	(Restated)	(Restated)
Net income (loss)	$10,251	$10,837	$(15,332)	$11,442
Adjustments to net income	–	–	–	–

Net income (loss) available to common stockholders	$10,251	$10,837	$(15,332)	$11,442

Basic and diluted earnings (loss) per share	$10,251	$10,837	$(15,332)	$11.44

Options to purchase 83,581 shares in the period from June 17, 2004, through March 26, 2005, were not included in the computation of diluted earnings (loss) per share because the exercise prices of the options exceeded the estimated fair value of the common shares during that period.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

15. Employee Benefits

Defined Benefit Pension Plans

Prior to June 17, 2004, the Company participated in YCI’s multiemployer pension plan, which provided defined benefits to substantially all of the Company’s nonunion employees. The Company’s allocated portion of the net periodic pension cost charged to expense was $3,828, $5,422, and $1,140 for the fiscal years ended March 29, 2003, and March 27, 2004, and the 12 weeks ended June 16, 2004, respectively. In conjunction with the sale of the Company, the plan was split, and the Company formed a new plan. Due to the change in control, all employees on June 17, 2004, are entitled to a vested benefit in the event such employees become eligible to participate in the qualified pension plan. The net periodic pension cost incurred for the period from June 17, 2004, to March 26, 2005, was $3,846. The accumulated benefit obligation at March 26, 2005, was $48,214.

The Company’s new defined benefit pension plan covers substantially all nonunion employees of the Company. Benefits under the plan are generally based on the employee’s compensation level and years of service. Benefits fully vest after five years of qualifying service.

Additionally, the Company has a nonqualified unfunded excess benefit plan. Under this plan, certain key employees are entitled to receive additional pension benefits from the Company. These benefits mainly consist of the difference between the benefits they would have received under the qualified pension plan in the absence of the limitations imposed on benefits by the Internal Revenue Code and the amount they will actually receive subject to such limitations.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

15. Employee Benefits (continued)

Defined Benefit Pension Plans (continued)

The following table sets forth the funded status and amounts recognized in the Company’s financial statements for the defined benefit and excess benefit plans:

	June 17, 2004	March 26, 2005
Measurement date	June 17, 2004	December 31, 2004
Projected benefit obligation	$(64,900)	$(65,297)
Fair value of plan assets	36,865	37,987

Funded status	(28,035)	(27,310)
Unrecognized net (gain) loss	–	(2,613)
Prior service cost	–	182

Accrued pension liability	$(28,035)	$(29,741)

Weighted-average assumptions:
Discount rate	6.0%	6.0%
Expected return on plan assets	9.0%	8.5%
Rate of compensation increase	3.0%	3.0%

Period From June 17, 2004, to March 26, 2005
Benefit cost:
Service cost	$3,225
Interest cost	2,940
Expected return on plan assets	(2,319)

$3,846

Employer contributions	$2,140
Benefits paid	$4,986

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

15. Employee Benefits (continued)

Defined Benefit Pension Plans (continued)

A summary of expected benefit payments related to the Company’s qualified pension plan is as follows:

Fiscal year 2006	$2,776
Fiscal year 2007	2,835
Fiscal year 2008	3,649
Fiscal year 2009	3,445
Fiscal year 2010	4,016
Thereafter	26,722

The Company’s obligations pursuant to its pension plans are as follows:

Reconciliation of beginning and ending balances:
Accrued benefit cost of 6/17/04	$(28,035)
Net periodic benefit cost from 6/17/04 to 3/26/05	(3,846)
Employer contributions paid from 6/17/04 to 3/26/05	2,140

Accrued benefit cost as of 3/26/05	$(29,741)

Change in plan assets:
Fair value of plan assets as of 6/17/04	$36,865
Actual return on plan assets	6,108
Benefits paid	(4,986)

Fair value of plan assets as of 3/26/05	$37,987

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

15. Employee Benefits (continued)

Defined Benefit Pension Plans (continued)

Plan investments primarily consist of equity securities, debt securities, and real estate. Contribution requirements under the qualified pension plan are determined annually by actuaries. The projected unit credit method is used to determine contributions and funding of the pension plans.

The approximate asset allocation for the Company’s qualified pension plan at the measurement date is as follows:

Allocation Percentage at December 31, 2004
By asset category:
Equity securities	59.00%
Debt securities	19.70
Real estate	11.50
Other	9.80

Total	100.00%

The Company also has a defined contribution investment savings plan (401(k) Retirement Savings Plan). Employees of the Company who are nonunion and have completed the minimum hours of service are eligible to participate. Participants may contribute up to the plan-provided maximum of their eligible earnings and are always 100% vested in their individual accounts. The Company contributes an amount computed with respect to each participant’s contributions made during the plan year as provided by the applicable plan provisions. The Company’s contributions to the plan were $1,771, $1,754, $421, and $1,783 for the fiscal years ended March 29, 2003, and March 27, 2004, the 12 weeks ended June 17, 2004, and the 40 weeks ended March 26, 2005, respectively.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

15. Employee Benefits (continued)

Incentive Compensation Plans

The Company has a bonus plan for eligible salaried and key employees. Benefits under this plan are generally based on various performance standards and are payable currently. No expense under this plan was recorded in the fiscal years ended 2003 or 2004 or the 12 weeks ended June 17, 2004. The amount charged to expense for the 40 weeks ended March 26, 2005, was $3,148.

Deferred Compensation Program

In conjunction with the 2004 Non-Qualified Stock Option Plan, the Company established a contingent deferred compensation program (the Liquidity Event Award Program) for eligible executives based on the pro rata employee ownership of stock options.

Payment of the award is contingent upon the aggregate return of net cash proceeds to Wasserstein and Highfields of $165,200, the availability of unrestricted cash balance greater than or equal to the total Liquidity Event Award amount, and the occurrence of a qualified change in control of the Company.

Management has calculated the maximum potential future payout under this program to be $6,368. Due to the level of uncertainty related to the realization of an award under this program, the Company has not recorded a liability or any expense associated with this program for the 40-week period ended March 26, 2005.

Other Employee Benefits

Certain members of the Company’s management are covered by agreements that provide for, among other things, salaries, bonuses, fringe benefits, and severance and other benefits upon voluntary and involuntary termination of employment or change in control of the Company.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

15. Employee Benefits (continued)

Self-Insured Liabilities

The Company is primarily self-insured for workers’ compensation and employee health benefits. Self-insurance liabilities are based on claims filed and an estimate of claims incurred but not yet reported. These liabilities, totaling $4,184 and $3,707 at March 27, 2004, and March 26, 2005, respectively, are classified within accrued payroll and benefits in the accompanying consolidated balance sheets.

16. Leases

The Company leases certain properties consisting primarily of retail stores, distribution centers, and equipment with original terms ranging from 3 to 20 years. Certain leases contain purchase options and renewal options. In addition to minimum rental payments, certain of the Company’s retail store leases require the Company to make contingent rental payments, which are based upon certain factors, such as sales volume and property taxes. Such contingent rental expense is accrued in each reporting period if achievement of any factor is considered probable.

Total rental expense for all operating leases was as follows:

	Year Ended March 29, 2003 (Predecessor)	Year Ended March 27, 2004 (Predecessor)	Period From March 28, 2004, to June 16, 2004 (Predecessor)	Period from June 17, 2004, to March 26, 2005 (Successor)
	(Restated)	(Restated)
Minimum rent expense	$23,161	$24,326	$4,140	$21,908
Contingent rent expense	374	247	3	149

Total rent expense	$23,535	$24,573	$4,143	$22,057

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

16. Leases (continued)

The aggregate future minimum annual rental payments under noncancelable operating leases in effect at March 26, 2005, were as follows:

Fiscal year:
2006	$20,139
2007	17,015
2008	14,332
2009	12,824
2010	10,155
Thereafter	21,078

Total	$95,543

17. Commitments and Contingencies

The Company is a defendant in various lawsuits that arise in the normal course of business. Management believes that the Company is adequately covered by insurance and that the ultimate liability, if any, resulting from such claims would not have a materially adverse effect on the Company’s results of operations or financial position.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

18. Segment Reporting

The Company has three reportable segments, Harry and David Direct Marketing, Harry and David Stores, and Jackson & Perkins. The Harry and David Direct Marketing segment markets premium gift-quality fruit, gourmet food products, and gifts under the Harry and David® brand through the Harry and David catalog, Internet (harryanddavid.com), business-to-business, and consumer telemarketing operations. The Harry and David Stores segment sells similar products through retail locations (outlet stores, specialty stores, and a Country Village store). The Jackson & Perkins segment markets horticultural products and gifts through the Jackson & Perkins catalog, Internet (jacksonandperkins.com), consumer telemarketing, and wholesale operations. These reportable segments are strategic business units that offer similar products. They are managed separately because the business units utilize distinct marketing strategies. Performance of business units is evaluated considering revenue growth achieved and potential profitability, contribution to other units, and capital investment requirements.

The accounting policies of the segments, where applicable, are the same as those described in the summary of significant accounting polices. Transactions between reportable segments are generally recorded at cost. Other assets include corporate cash and cash equivalents, short-term investments, the net book value of corporate facilities and related information systems, deferred income taxes, third-party and intercompany debt, and other corporate long-lived assets, including manufacturing facilities. Business units not required to be disclosed separately for segment reporting purposes are grouped in “Other” and include Harry and David wholesale, commercial sales of surplus, non-gift-quality fruit grown in the Company’s orchards surrounding Medford, Oregon, and business units that support the Company’s operations, including orchards, product supply, distribution, customer operations, facilities, information technology services, and administrative and marketing support functions.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

18. Segment Reporting (continued)

Dollars in thousands	Harry and David Direct Marketing	Harry and David Stores	Jackson & Perkins	Other	Total
2003 (Predecessor-restated)
Net external sales	$312,231	$112,963	$84,988	$4,949	$515,131
Net intersegment sales	(113,685)	(29,127)	(30,476)	173,288	–
Depreciation and amortization expense	467	4,608	2,215	9,633	16,923
Operating income (loss)	26,715	(7,473)	1,570	(68)	20,744
Net interest (expense) income	(177)	(115)	(333)	–	(625)
Pretax income (loss)	25,801	(7,801)	958	(72)	18,886
Net income (loss)	14,737	(4,418)	546	(614)	10,251
Capital expenditures	33	11,205	52	10,200	21,490
2004 (Predecessor-restated)
Net external sales	$314,139	$119,991	$79,854	$8,178	$522,162
Net intersegment sales	(116,078)	(29,476)	(9,284)	154,838	–
Depreciation and amortization expense	438	4,745	2,086	10,147	17,416
Operating income (loss)	25,371	(10,278)	(284)	(304)	14,505
Net interest (expense) income	(192)	(73)	(112)	–	(377)
Pretax income (loss)	29,672	(10,162)	(271)	(304)	18,935
Net income (loss)	17,044	(5,748)	(154)	(305)	10,837
Capital expenditures	–	531	137	15,183	15,851
Total assets at March 27, 2004	18,531	43,503	63,906	181,048	306,988
Twelve Weeks Ended June 16, 2004 (Predecessor)
Net external sales	$27,706	$18,045	$15,206	$888	$61,845
Net intersegment sales	(15,091)	(2,836)	(2,546)	20,473	–
Depreciation and amortization expense	92	942	449	4,571	6,054
Operating income (loss)	(16,377)	(6,048)	(3,119)	(251)	(25,795)
Net interest (expense) income	1	(1)	–	(13)	(13)
Pretax income (loss)	(16,391)	(6,049)	(3,118)	(250)	(25,808)
Net income (loss)	(12,224)	(4,289)	(2,617)	3,798	(15,332)
Capital expenditures	–	26	51	1,960	2,037
Forty Weeks Ended March 26, 2005 (Successor)
Net external sales	$319,550	$112,741	$57,738	$9,942	$499,971
Net intersegment sales	(113,984)	(25,336)	(6,246)	145,566	–
Depreciation and amortization expense	1,484	1,446	747	8,527	12,204
Operating income (loss)	52,643	2,649	(1,636)	(1,526)	52,130
Net interest (expense) income	3	4	2	(29,120)	(29,111)
Pretax income (loss)	52,647	2,642	(1,634)	(30,368)	23,287
Net income (loss)	33,520	2,102	(168)	(24,012)	11,442
Capital expenditures	–	2,168	172	8,311	10,651
Total assets at March 26, 2005	58,424	32,645	62,613	258,356	412,038

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

19. Related-Party Transactions

In connection with the Acquisition, the Company entered into an agreement with Wasserstein and Highfields for financial management, consulting, and advisory services. Fees related to these services total $1,000 annually. To the extent the management fees are not paid in any year, they will be accrued. During the 40-week period ended March 26, 2005, the Company accrued $844 under this arrangement. This amount was recorded with a charge to selling, general, and administrative expenses in the accompanying consolidated statement of income.

As disclosed in Note 13, in October 2004, the Company loaned its chief executive officer $250 to purchase common stock of the Company. This amount, with all accrued interest, has been subsequently paid in full in May 2005.

20. Subsequent Event

On June 13, 2005, the Company executed with Wasserstein, Highfields, and its other stockholders as of that date an Assignment Agreement stating that any proceeds from the expected NOL, which has been recorded as Receivable from YCI of $17,579 as of March 26, 2005, will be assigned by the Company to Wasserstein, Highfields and such other stockholders of record on June 13, 2005.

21. Initial Public Offering (unaudited)

On August 1, 2005, the Company’s board of directors approved the filing of a registration statement with the SEC for an initial public offering of the Company’s common stock.

[Inside cover graphics to be filed by amendment]

Harry & David Holdings, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable in connection with the distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission Registration Fee		$14,713
NYSE Listing Fees		*
Printing and Engraving Expenses		*
Blue Sky Fees and Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Registrar and Transfer Agent Fees		*
NASD Filing Fee		$13,000
Miscellaneous Expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.  Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director.

Our amended and restated certificate of incorporation and bylaws will also provide that:

•	we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

•	we may advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware Law; and

•	we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our board of directors.

Pursuant to Section 145(a) of the DGCL, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of our company or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. Pursuant to Section 145(b) of the DGCL, the power to indemnify also applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit. Pursuant to Section 145(b), we shall not indemnify any person in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The power to indemnify under Sections 145(a) and (b) of the DGCL applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (ii) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The indemnification provisions contained in our amended and restated certificate of incorporation and bylaws will not be exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we will maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 15.  Recent Sales of Unregistered Securities.

On June 17, 2004, in connection with our acquisition of Harry & David Operations Corp., we issued 1,000,000 shares of common stock to funds controlled by Wasserstein Partners, LP and Highfields Capital Management LP, and their affiliates in a private placement pursuant to Section 4(2) of the Securities Act.

On February 25, 2005, our subsidiary, Harry & David Operations Corp., completed the issuance and sale in a private placement of $70.0 million in aggregate principal amount of its Senior Floating Rate Notes due 2012 and $175.0 million aggregate principal amount of its 9.0% Senior Notes due 2013 for net proceeds of $236 million. UBS Investment Bank, Bank of America Securities LLC and Calyon Securities (USA) acted as the initial purchasers. This offer and sale of the senior notes was effected pursuant to the exemption afforded by Section 4(2) of the Securities Act and Rule 144A and Regulation S under the Securities Act, in reliance upon the representations of the initial purchasers made in connection with such offering.

Item 16.  Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit No.	Description of exhibit

1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Certificate of Incorporation

3.3*	Amended and Restated Bylaws

4.1*	Form of certificate of common stock

4.2†	Indenture among Bear Creek Corporation (now known as Harry & David Operations Corp.) and each of the Guarantors party thereto and Wells Fargo Bank, National Association, as trustee, dated as of February 25, 2005

5.1*	Legal Opinion of Jones Day

10.1†	Amended and Restated Credit Agreement, dated as of February 25, 2005, among Bear Creek Corporation (now known as Harry & David Operations Corp.), the Guarantors party thereto, the Lenders party thereto, UBS Securities, UBS AG, the Agents and GMAC

Exhibit No.	Description of exhibit

10.2†	Consent and First Amendment to the Amended and Restated Credit Agreement, dated as of February 25, 2005, among Bear Creek Corporation (now known as Harry & David Operations Corp.), the Guarantors party thereto, the Lenders party thereto, UBS Securities, UBS AG, the Agents and GMAC, effective as of April 8, 2005

10.3†	Employment Agreement, dated as of June 17, 2004, by and between Bear Creek Corporation (now known as Harry & David Operations Corp.) and William H. Williams

10.4†	Employment Agreement, dated as of July 1, 2004, by and between Bear Creek Corporation (now known as Harry & David Operations Corp.) and Stephen V. O’Connell

10.5*	2004 Stock Option Plan

10.6*	Form of Liquidity Event Award Agreement

10.7*	Form of Incentive Stock Option Agreement

10.8*	Form of Non-Qualified Stock Option Agreement

10.9*	Severance Pay Plan

11.1†	Statement Regarding Computation of Per Share Earnings

21.1†	List of Subsidiaries

23.1	Consent of Ernst and Young LLP

23.3*	Consent of Jones Day (included in Exhibit 5.1)

24.1†	Powers of Attorney

24.2	Power of Attorney

*	To be filed by amendment
†	Previously filed

(b)	Financial Statement Schedules

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Harry & David Holdings, Inc.

We have audited the consolidated financial statements of Harry & David Operations Corp. (the Predecessor) as of March 27, 2004 and for each of the years ended March 29, 2003, and March 27, 2004, and the period from March 28, 2004 to June 16, 2004, and we have also audited the consolidated financial statements of Harry & David Holdings, Inc. and Subsidiaries (the Successor) as of March 26, 2005, and for the period June 17, 2004 to March 26, 2005, and have issued our report thereon dated June 17, 2005 (included elsewhere in this Registration Statement). Our audits also include the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Predecessor and Successor management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/    ERNST & YOUNG LLP

Walnut Creek, California

June 17, 2005

The following schedule is required to be filed by Item 16(b):

Schedule II—Valuation and Qualifying Accounts for each of the years ended March 29, 2003, and March 27, 2004, the period from March 28, 2004 to June 16, 2004, and for the period June 17, 2004 to March 26, 2005.

HARRY & DAVID HOLDINGS, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of period	Charged to costs and expenses	Deductions (a)	Balance at end of period
	(in thousands)
Predecessor
Year ended March 29, 2003
Allowance for doubtful accounts	$485	$729	$(854)	$360
Reserve for excess and obsolete inventories	4,333	5,069	(5,618)	3,784
Equity investments impairment reserve	3,574	1,017	–	4,591
Year ended March 27, 2004
Allowance for doubtful accounts	360	703	(625)	438
Reserve for excess and obsolete inventories	3,784	6,632	(6,290)	4,126
Equity investments impairment reserve	4,591	–	–	4,591
Period from March 28, 2004 to June 16, 2004
Allowance for doubtful accounts	438	184	(93)	529
Reserve for excess and obsolete inventories	4,126	107	(967)	3,266
Equity investments impairment reserve	4,591	–	–	4,591
Successor
Period from June 17, 2004 to March 26, 2005
Allowance for doubtful accounts	529	395	(604)	320
Reserve for excess and obsolete inventories	3,266	4,081	(4,445)	2,902
Equity investments impairment reserve	4,591	–	–	4,591

(a) Uncollectible amounts written off, net of recoveries.

All other schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

Item 17.  Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	It will provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Medford, State of Oregon, on September 12, 2005.

Harry & David Holdings, Inc.

By:	/S/ STEPHEN V. O’CONNELL
Name: Stephen V. O’Connell Title: Chief Financial Officer and Chief Administrative Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on September 12, 2005.

Signature	Title	Date

* William H. Williams	President, Chief Executive Officer, and Director (Principal Executive Officer)	September 12, 2005

/S/ STEPHEN V. O’CONNELL Stephen V. O’Connell	Chief Financial Officer, Chief Administrative Officer and Director (Principal Financial Officer)	September 12, 2005

* Shannon A. Bell	Vice President-Controller (Principal Accounting Officer)	September 12, 2005

* Ellis B. Jones	Director	September 12, 2005

* George L. Majoros, Jr.	Director	September 12, 2005

* Bruce Wasserstein	Director	September 12, 2005

*	The undersigned, pursuant to a power of attorney, executed by each of the officers and directors above and filed with the Securities and Exchange Commission herewith, by signing his name hereto, does hereby sign and deliver this Registration Statement on behalf of the persons noted above in the capacities indicated.

/S/ STEPHEN V. O’CONNELL
Name: Stephen V. O’Connell Title: Chief Financial Officer and Chief Administrative Officer

Exhibit Index

Exhibit No.	Description of exhibit

23.1	Consent of Ernst and Young LLP

24.2	Power of Attorney